As confidentially submitted to the Securities and Exchange Commission on December 2, 2016.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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FORESCOUT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)
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Delaware	3577	510-406800
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
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190 West Tasman Drive
San Jose, California 95134
(408) 213-3191
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Michael DeCesare
Chief Executive Officer and President
190 West Tasman Drive
San Jose, California 95134
(408) 213-3191
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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Copies to:

Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Darren J. Milliken Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer 190 West Tasman Drive San Jose, California 95134 (408) 213-3191	Richard A. Kline Bradley C. Weber Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 752-3100
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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of any additional shares that the underwriters have the option to purchase from Registrant, if any.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued            , 2017
                                Shares
COMMON STOCK
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ForeScout Technologies, Inc. is offering shares of its common stock. This is our initial public offering, and no public market currently exists for shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share.
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We intend to apply to list our common stock for quotation on            under the symbol “         .”
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We are an “emerging growth company” under the U.S. federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

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PRICE $           PER SHARE
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	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to ForeScout
Per Share	$	$	$
Total	$	$	$
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(1)	See the section titled “Underwriters” beginning on page 126 for additional information regarding underwriters’ compensation.
We have granted the underwriters the right to purchase up to an additional                         shares of common stock from us at the initial public offering price less the underwriting discount.
The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on                      , 2017.

MORGAN STANLEY	J.P. MORGAN	CITIGROUP

BofA Merrill Lynch		UBS Investment Bank

Pacific Crest Securities
a division of KeyBanc Capital Markets

, 2017

	Page		Page
Prospectus Summary	1	Executive Compensation	99
Risk Factors	12	Certain Relationships and Related Party Transactions	108
Special Note Regarding Forward-Looking Statements	39	Principal Stockholders	112
Market, Industry and Other Data	41	Description of Capital Stock	116
Use of Proceeds	42	Shares Eligible For Future Sale	120
Dividend Policy	42	Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Stock	122
Capitalization	43	Underwriters	126
Dilution	45	Legal Matters	134
Selected Consolidated Financial and Other Data	48	Experts	134
Management’s Discussion and Analysis of Financial Condition and Results of Operations	52	Where You Can Find Additional Information	134
Business	77	Index to Consolidated Financial Statements	F-1
Management	90
________________________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.
Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights material information about our business and about this offering. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus, before making an investment decision.
In this prospectus, unless otherwise stated or unless the context otherwise requires, “we,” “us,” “our,” and the “Company” refer to ForeScout Technologies, Inc. and its consolidated subsidiaries. References to “fiscal 2014” and “fiscal 2015” refer to ForeScout Technologies, Inc.’s fiscal years ended December 31, 2014 and 2015, respectively.
FORESCOUT TECHNOLOGIES, INC.
Overview
We transform security through visibility.
We have pioneered an agentless approach to network security to protect organizations against the emerging threats that exploit the billions of devices connected to organizations’ networks. The traditional approach of relying on a corporate-installed software agent to secure a device has significant limitations in today’s world as devices are developed using a wide variety of platforms and operating systems that cannot support agents. As the volume and variety of devices increases, organizations’ abilities to manage devices decreases, creating a major gap in visibility.
The threat landscape is rapidly evolving, and attackers are now leveraging the gap in device visibility to gain access to organizations. Attackers are shifting their focus away from traditional enterprise devices and toward the less secure BYOD and IoT devices, which have exponentially increased the attack surface within organizations. Responses to attacks are often both uncoordinated and manual because existing security systems operate in silos and security teams often lack the ability to share information and coordinate an attack response.
Over the past ten years, ForeScout has developed proprietary agentless technology that discovers and classifies IP-based devices in real time as they connect to the network, and continuously monitors and assesses their security posture. Our solution supports heterogeneous wired and wireless networks, as well as both virtual and cloud infrastructures, while scaling to meet the needs of globally distributed organizations. We define our solution as Universal Access Control.
Our solution is sold as either a physical or virtual appliance through a perpetual software license, with each appliance designed to manage a certain number of connected devices within an organization. End-customers typically initially deploy our solution across a region or across their wired or wireless network, then expand their usage to cover additional regions and networks. After end-customers achieve enhanced visibility and control over their devices, they can deploy new use cases that leverage third-party integrations licensed as add-on modules.
We sell into all industries and into organizations of all sizes, with a focus on those that are highly regulated or with a large footprint of transient devices. As of September 30, 2016, we have sold to over 2,200 end-customers in over 70 countries, including 14% of the Global 2000, since our inception.
For the years ended December 31, 2014 and 2015, our revenue was $71.1 million and $126.0 million, respectively, representing year-over-year growth of 77%. For the nine months ended September 30, 2015 and 2016, our revenue was $75.6 million and $117.4 million, respectively, representing period-over-period growth of 55%. For the years ended December 31, 2014 and 2015, our net loss was $44.0 million and $27.3 million, respectively. For the nine months ended September 30, 2015 and 2016, our net loss was $30.2 million and $58.0 million, respectively.
Industry Background
Enterprises lack full visibility into devices connected to their networks

An increasing number and variety of devices are entering and connecting to enterprise networks every day, which are not manageable by IT departments. As corporate-managed devices become a smaller percentage of the total population and as BYOD and IoT become a larger percentage of the total population, the agent-based approach to device discovery no longer works. IT departments cannot force users to install agents on BYOD devices and many IoT devices do not have the ability to install agents.
The increase in volume and diversity of connected devices has coincided with the rapid growth of new operating systems running on these devices. New device types are increasingly developed with specialized operating systems specific to each device and closed to integrations, which can lead to a vast number of operating systems in the market. This trend has made it technically unfeasible and impractical to build different versions of agent-based software for each new operating system in the market.
The fast pace of new technology adoption further complicates the visibility and manageability problem. IT departments cannot test new technologies fast enough to keep up with the pace of change, and the default action is often to allow devices onto the network, without a consistent security policy.
Adoption of cloud technologies has resulted in more complex IT environments further reducing visibility
The disappearing enterprise network perimeter, increase in virtualization technology, and movement of workloads to the public cloud have resulted in decentralized management of IT assets as more people have direct access to virtual and cloud-based resources. Unlike on-premise data centers which can favor infrastructure from a single vendor, cloud environments are heterogeneous, integrating a wide variety of system types and vendors. Network visibility and control needs to apply to all devices, no matter where they are located, and be able to integrate into a heterogeneous network and computing environment.
Existing security solutions operate in silos
The average enterprise uses 75 distinct security products, according to public statements by a representative of Symantec Corporation. Point solutions generally have limited ability to leverage information generated by other solutions in order to gain a better understanding of a potential threat or coordinate a multi-system response to a threat.
Many security solutions generate alerts when they sense an attack, triggering human involvement by security teams to review alert data and determine the best course of action based on judgment. Gaps in the manual review process can result in alerts not being properly investigated and followed through to completion. Human-based processes face significant challenges scaling to meet the demands of an increasingly complex and dynamic security environment.
More cyberattacks are entering organizations by leveraging gaps in network visibility and vendor silos
The significant increase in undetected and unmanaged devices on a network has increased the surface area of attack for enterprises as cybercriminals target less secure devices with the same access levels as enterprise-managed devices (i.e., desktops and corporate laptops). These adversaries seek to exploit areas of vulnerability where threats can enter undetected and remain within a network for an extended period of time before executing an attack.
Addressing the device visibility problem is one of the next major enterprise priorities in the evolution of the security industry
Over time, the evolution of new threat vectors has resulted in the introduction of new markets in security and caused a major change in cybersecurity spend.

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In the 1990s, the transition from mainframe to client-server architecture, in conjunction with the introduction of the Windows OS, led to the proliferation of new viruses that would infiltrate computer systems and spread throughout a network, spawning the $4.2 billion anti-virus market in response.

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In the mid-2000s, more prevalent instances of data exfiltration from organizations by company insiders and Nation States led to significant new spend on data loss prevention and encryption software, to prevent data breaches.

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In the 2010s, the onset of more sophisticated and zero-day attacks directed at specific companies led to new industry-wide spending related to advanced and persistent threats and endpoint detection and response.

Today, the lack of visibility caused by the proliferation of new devices and operating systems has created the need for a new control point in security. We believe solving the visibility problem will become the first and most important line of defense in preventing previously undetected attacks.
Traditional NAC technology has significant limitations

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Reliant on agents to detect devices. NAC technology relies on an 802.1x supplicant, or agent, installed on a device to allow companies to authenticate corporate-managed devices as they attempt to connect to the network. These solutions cannot detect certain devices, including BYOD and IoT devices, which do not have a corporate-installed agent, or run operating systems that cannot integrate with agents.

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Limited functionality. The core functionality of a NAC solution is control, or the ability to allow or deny access to a network based on the authentication of the device at a single point in time. This “on or off” determination often does not provide organizations the flexibility to move a device to a more secure network, limit the device access to the network, or alert third-party security systems or IT administrators to a problem.

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Dependent on vendor-specific systems. Because the NAC market was established to drive sales of network infrastructure products, traditional NAC solutions are often dependent on vendor-specific switches and routers and are designed to only work with these systems.

Enterprises need a solution that addresses today’s network complexities and dynamic threat environment
Enterprises must address the network visibility problem and close the gap between device proliferation and device manageability. We believe that effective solutions to solve this problem require the following characteristics:

•	Agentless. Ability to detect a broad range of devices connecting to a network by integrating directly with network infrastructure, without relying on a corporate-installed agent.

•	Continuous. Ability to provide continuous visibility into connected devices after initial authentication.

•	Automated. Ability to immediately and automatically determine what to do with a device based on policy and behaviors.

•	Integrated. Ability to share and enrich data among systems to better understand the context of an environment and of device posture to automate a response.

•	Heterogeneous. Ability to work across multi-vendor platforms and provide the same level of visibility and control to devices on-premise, in the cloud, or in hybrid environments.

•	Scalable. Ability to scale within an enterprise, providing the same level of service across an environment as the number of devices grows.
Our Solution
We provide Universal Access Control to a broad range of organizations. We have spent over a decade developing proprietary technology that allows us to discover IP-based devices as they connect to a network, classify them based on characteristics, assess their security posture based on policy and behaviors, and take action on those devices, all without the use of an agent.
Key benefits of our solution include the following:

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Greater visibility into devices connected to the network. Because our solution discovers the increasing proportion of IP-based devices that do not have agents, our end-customers have reported seeing up to 60% more devices on their networks than previously known. We provide increased visibility into devices regardless of their physical location - on-premise, in the public cloud, in corporate data centers, or branch offices.

•	Continuous visibility. Our solution sees devices when they connect to the network and at all times while connected.

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Automated control based on policy. Once our solution detects and classifies devices, it provides organizations a choice of what to do with devices based on granular compliance and security policies. Our solution enforces these policies automatically, without the need for human involvement.

•	Orchestration of actions between systems. Our solution enables third-party systems to share data to gain better context of device posture and orchestrate an automated response.

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Integrated across a heterogeneous environment. We integrate with a diverse group of systems and are not constrained by a single vendor dependency. Our ability to integrate with all major network infrastructures is particularly important as workloads move to the cloud and organizations utilize heterogeneous environments serviced by many vendors.

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Scalable to cover the increasing number of devices on a network. We grow as more devices come online in the enterprise. We support organizations of all sizes and scale with our end-customers’ needs, with our largest end-customers using us to manage over one million devices on the network.

Our Market Opportunity
Organizations have a strategic imperative to gain visibility over devices connected to their network, and we believe Universal Access Control represents the next major control point in security, and as such, will garner a greater share of overall security spend over time as traditional defenses become less relevant in today’s dynamic threat environment. According to Gartner, a total of $30 billion will be spent on enterprise security software and equipment in 2016.
We internally estimate the total addressable market for our solution to be approximately $8.1 billion based on the estimated number of addressable devices in our core target markets and a conservative assumed average sales price per device.  See the section titled “Business—Our Market Opportunity.”
Our Competitive Strengths
We believe we have several competitive advantages that will enable us to maintain and extend our market position as the pioneer of Universal Access Control solutions. Our key competitive strengths include:

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Ongoing product innovation. We constantly innovate on our products to enhance and expand capabilities. Our agentless technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.

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Rapid time to value. Organizations can begin realizing the benefit of our solution almost immediately after implementation. We have customers that have deployed our solution across hundreds of thousands of devices in less than 90 days.

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Broad appeal of our product across diverse end-customer base. We serve end-customers of all sizes across diverse industries. We are deeply integrated into our customers’ security infrastructure, demonstrating immediate and ongoing value. We have a long-term, loyal base of end-customers with many relationships spanning over 10 years.

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Recognized market leadership. We have received multiple innovation awards from industry analysts and publications and recently received the JPMorgan Chase Hall of Innovation Award for Transformative Security Technology.

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Global market reach driven by direct and indirect sales strategy. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success. We are one of the only vendors in our market solely focused on Universal Access Control and as such, our sales representatives are solely focused on selling the standalone value of our products.

•	Strong leadership team of security experts. We have a deep bench of talent at the executive level, with years of industry experience at McAfee, Symantec, Tanium, and HP Enterprise.
Our Growth Strategy
We intend to execute on the following growth strategies:

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Expand within our existing end-customers as more devices enter the enterprise. We expect to grow within our end-customer base as more devices come online within the enterprise. Our product revenue is directly tied to the number of licensed devices managed by our solution. As of September 30, 2016, we had sold products with licenses covering over 30 million devices.

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Expand within our existing end-customers as we expand to new parts of their network We expect to grow as our end-customers broaden their use of our solution across wired networks (on-premise), wireless networks (remote and visitor devices), data centers, branch offices, geographies, and public cloud environments.

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Grow global end-customer base. We have invested significantly, and plan to continue to invest, in our sales organization to drive new end-customer adoption and to introduce our products to new markets. We believe these investments will allow us to pursue new large enterprise opportunities as well as opportunities outside of the United States.

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Increase sales of our orchestration products. We are seeing strong demand for our third-party product integrations, or Extended Modules. We will continue to productize these integrations and leverage joint go-to-market efforts with our partners.

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Expand our presence in the market by leveraging our ecosystem of channel partners. We believe there is a significant opportunity to grow sales through our channel partners, particularly to mid-market enterprises.

Risks Related to Our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our ability to forecast our future results of operations and plan for and model future growth is limited;

•	Our revenue growth in recent periods may not be indicative of our future performance;

•	We have a history of losses and may be unable to achieve or maintain profitability in the future;

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If we are unable to increase sales of our solution to large organizations and government agencies, while mitigating the risks associated with serving such end-customers, our business, financial position, and results of operations may suffer;

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Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our results of operations will be harmed;

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If we are unable to increase market awareness of our company and our products, or fail to successfully promote or protect our brand, our competitive market position, and revenue may not continue to grow or may decline;

•	We operate in a highly competitive market and competitive pressures from existing and new companies may adversely impact our business and results of operations;

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If we are unable to successfully expand our sales force while maintaining sale productivity, sales of our products and services and the growth of our business and financial performance could be harmed;

•	Our end-customers’ purchasing cycles may cause fluctuations in our revenue; and

•	Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.
Corporate Information
We were incorporated in Delaware in April 2000. Our principal corporate offices are located at 190 West Tasman Drive, San Jose, California 95134. Our main telephone number is (408) 213-3191. Our website is www.forescout.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Several trademarks and trade names appear in this prospectus. “ForeScout” and “CounterACT” are the exclusive properties of ForeScout Technologies, Inc., are registered with the U.S. Patent and Trademark Office and may be registered or pending registration in other countries. Solely for convenience, the trademarks referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks. Other trademarks and trade names are used in this prospectus, which identify other entities claiming the marks and names of their products. We disclaim proprietary interest in such marks and trade names of others. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.
Implications of Being an Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
See the section titled “Risk Factors—Risks Related to Owning Our Common Stock and This Offering—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	shares
Option to purchase additional shares of common stock from us	shares
Common stock to be outstanding immediately after this offering	shares ( shares, if the underwriters exercise their option to purchase additional shares in full)
Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets for us and our stockholders, obtain additional capital and increase our visibility in the marketplace. We intend to use the net proceeds from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. See the section titled “Use of Proceeds” for additional information.

Proposed trading symbol	“ ”
The number of shares of our common stock that will be outstanding immediately after this offering is based on 61,875,262 shares of our common stock outstanding as of September 30, 2016, and excludes:

•
466,049 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $3.31 per share;

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               shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $8.50 per share, then these warrants will terminate at the completion of this offering and shall not be exercisable for any shares of our common stock);

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585,724 shares of our common stock issuable upon the exercise of warrants (assuming the automatic conversion of outstanding warrants to purchase 585,724 shares of our redeemable convertible preferred stock into warrants to purchase 585,724 shares of our common stock) outstanding as of September 30, 2016, each with an exercise price of $3.00 per share;

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18,806,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $4.89 per share;

•	2,078,242 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of September 30, 2016;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2016, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the vesting of RSUs granted after September 30, 2016; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

•	shares of our common stock reserved for future grant or issuance under our Employee Stock Purchase Plan, or ESPP; and

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2,470,759 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of September 30, 2016, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.

Our 2017 Plan and ESPP, which will become effective in connection with this offering, will provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan will also provide for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:

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the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

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the conversion of all shares of our redeemable convertible preferred stock outstanding, as of September 30, 2016, into an aggregate of 49,579,054 shares of common stock immediately prior to the completion of this offering;

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the automatic conversion of all outstanding warrants exercisable for shares of our redeemable convertible preferred stock as of September 30, 2016 into warrants exercisable for shares of common stock upon the completion of this offering;

•	no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs subsequent to September 30, 2016; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DATA
The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP.
The summary consolidated statements of operations data for each of the years in the two-year period ended December 31, 2015 is derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2015 and 2016 and the summary balance sheet data as of September 30, 2016 are derived from our unaudited interim consolidated financial statements presented elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$40,947	$71,264	$41,950	$68,861
Services	30,166	54,695	33,649	48,550
Total revenue	71,113	125,959	75,599	117,411
Cost of revenue:
Product (1)	10,654	16,161	8,934	13,754
Services (1)	11,222	16,961	11,911	19,304
Total cost of revenue	21,876	33,122	20,845	33,058
Total gross profit	49,237	92,837	54,754	84,353
Operating expenses:
Research and development (1)	12,302	17,772	12,680	22,352
Sales and marketing (1)	56,391	70,269	45,765	94,316
General and administrative (1)	21,078	22,874	16,371	23,081
Total operating expenses	89,771	110,915	74,816	139,749
Loss from operations	(40,534)	(18,078)	(20,062)	(55,396)
Interest expense and other, net	(3,182)	(3,233)	(2,278)	(2,426)
Change in fair value of warrant liabilities	303	(8,249)	(7,553)	379
Gain on warrant exercise	—	2,628	10	—
Loss before income taxes	(43,413)	(26,932)	(29,883)	(57,443)
Income tax provision	575	328	282	517
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
Pro forma net loss attributable to common stockholders, basic and diluted (unaudited)		$(19,912)		$(60,334)
Net loss per share, basic and diluted (2)	$(0.45)	$(3.31)	$(3.94)	$(5.23)
Weighted-average shares used to compute net loss per share, basic and diluted (2)	4,878,657	8,243,704	7,653,730	11,078,024
Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.39)		$(1.00)
Pro forma weighted-average shares used to compute net loss per share, basic and diluted (unaudited)(2)		51,332,680		60,621,403

_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Cost of revenue:
Product	$5	$16	$11	$16
Services	125	391	214	809
Research and development	441	1,101	663	1,645
Sales and marketing	1,075	2,245	1,194	6,469
General and administrative	3,476	4,959	3,704	3,923
Total	$5,122	$8,712	$5,786	$12,862

(2)	See Note 11 in the Notes to our Consolidated Financial Statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of September 30, 2016
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$79,595
Working capital, excluding deferred revenue	67,133
Total assets	151,622
Total deferred revenue	93,544
Redeemable convertible preferred stock warrant liability	283,854
Total stockholders’ deficit	(296,181)
_____________________

(1)
The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 49,579,054 shares of common stock, the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2016.

(2)
The pro forma as adjusted column in the consolidated balance sheet data above gives effect to the pro forma adjustments described above and the sale of               shares of common stock by us in this offering, based on an assumed initial public offering price of $     per share, the midpoint of the estimated offering price range as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by approximately $     million after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by approximately $     million, assuming an initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Other Financial Measures

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Net cash (used in) provided by operating activities	$(7,840)	$3,397	$(10,760)	$(30,395)
Adjusted operating loss (non-GAAP)(1)	(35,412)	(9,366)	(14,276)	(42,534)
Free cash flow (non-GAAP)(2)	(9,558)	640	(12,638)	(50,354)
_____________________

(1)
We define adjusted operating loss, a non-GAAP financial metric, as loss from operations excluding stock-based compensation expense. For more information about our adjusted operating loss and a reconciliation of our adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(2)
We define free cash flow, a non-GAAP financial metric, as cash (used in) provided by operating activities less purchases of property and equipment. For more information about our free cash flow and a reconciliation of our free cash flow to cash flow provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all of the other information contained in this prospectus, including the sections titled “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks, if realized, could have a material adverse effect on our business, results of operations, prospects, and financial condition, and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or deemed to be material by us may impair our operations and performance.
Risks Related to Our Business
As a result of recent changes in our market, sales organization and go-to-market strategy, our ability to forecast our future results of operations and plan for and model future growth is limited.
Although we were founded in 2000 and launched ForeScout CounterACT in 2006, much of our growth has occurred in recent periods. Our accelerating growth reflects a number of macro changes impacting the security market, particularly through Bring Your Own Device, or BYOD, initiatives and the emergence of the Internet of Things, or IoT, both of which have contributed to a significant increase in the number of unmanaged devices accessing IT networks and resulted in growing demand for our products. To address this demand, we have made substantial investments in our sales force, which has grown from 45 quota bearing sales representatives as of December 31, 2014 to 121 as of September 30, 2016. In addition, we have also recently begun to focus on building relationships with potential Alliance Partners, such as FireEye, Inc., to leverage their sales force resources to reach new end-customers. As a result of these recent changes in our market, sales organization and go-to-market strategies, coupled with our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and will continue to encounter risks and uncertainties frequently encountered by rapidly growing companies in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to developments in the security market, our results of operations and financial results could differ materially from our plans and forecasts. If we are unable to achieve our key objectives, our business and results of operations will be adversely affected and the fair market value of our common stock could decline.
Our revenue growth rate in recent periods may not be indicative of our future performance.
Our revenue growth rate in recent periods should not be viewed as an indication of our future performance. For the years ended December 31, 2014 and 2015, our revenue was $71.1 million and $126.0 million, respectively, representing year-over-year growth of 77%. For the nine months ended September 30, 2015 and 2016, our revenue was $75.6 million and $117.4 million, respectively, representing period-over-period growth of 55%. We may not achieve similar revenue growth rates in future periods. Factors that could impact our ability to increase our revenue include our ability to increase the size or efficiency of our sales force, which has expanded rapidly in recent years, our ability to achieve repeat purchases by existing end-customers, and the extent to which we are successful in securing large scale deployments, particularly among Global 2000 enterprises and public sector organizations. If we are unable to maintain consistent revenue or revenue growth, our stock price could experience volatility, and our ability to achieve and maintain profitability could be adversely affected.
We have a history of losses and may be unable to achieve or maintain profitability in the future.
We have incurred significant net losses in each year since our inception, including net losses of $44.0 million and $27.3 million for the years ended December 31, 2014 and 2015, respectively, and net losses of $30.2 million and $58.0 million for the nine months ended September 30, 2015 and 2016, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. We expect our operating expenses to increase over the next several years as we continue to expend substantial financial resources on, among other things, expanding and improving the functionality of our solution through the addition of new ForeScout Extended Modules, investments in research and development and sales and marketing, and the hiring of additional employees. The return on these investments, if any, will only be realized over time and may not result in increased revenue commensurate with increases in our expenses, or at all.

In addition, as a public company, we will incur significant accounting, legal, and other expenses that we did not incur as a private company. Achieving profitability will require us to increase revenue, manage our cost structure, and avoid significant liabilities. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of reasons, including general macroeconomic conditions, increasing competition, a decrease in the growth of the markets in which we operate, the inability to expand our sales force and increase its productivity, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could decline.
If we are unable to increase sales of our solution to large organizations and government agencies, while mitigating the risks associated with serving such end-customers, our business, financial position, and results of operations may suffer.
Our growth strategy is dependent, in part, upon increasing sales of our solution to large organizations and government agencies. Sales to large organizations and government agencies involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•
increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements with us, including in certain cases clauses that provide preferred pricing of configurations with similar specifications;

•
more stringent or costly requirements imposed upon us in our maintenance and support contracts with such end-customers, including stricter response times and penalties for any failure to meet maintenance and support requirements (which penalties may include termination of our maintenance and support contracts with such end-customer, or refunds of amounts paid);

•	more complicated and costly implementation processes and network infrastructure;

•
longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that ultimately elects not to purchase our products or purchases fewer products than we anticipated;

•	closer relationships with, and increased dependence upon, large technology companies who offer competitive products and have stronger brand recognition; and

•	increased pressure for pricing discounts.
In addition, because security breaches with respect to larger, high-profile organizations or government agencies are likely to be heavily publicized and because they are more likely to be targeted by cyberattackers, there is increased reputational risk associated with serving such end-customers. If we are unable to increase sales of our solution and products to large organizations and government agencies while mitigating the risks associated with serving such end-customers, our business, results of operations, prospects, and financial condition may suffer.
Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our results of operations will be harmed.
We have experienced rapid growth over the last several years, which has placed and will continue to place significant demands on our management, administrative, operational and financial infrastructure. As we have grown, we have had to manage an increasingly larger and more complex array of internal systems and processes to scale all aspects of our business in proportion to such rapid growth, including an expanded sales force, additional end-customer service personnel, and a new corporate headquarters, as well as more complex administrative systems related to managing increased headcount, particularly within our sales force. For instance, from January 1, 2016 to September 30, 2016, our headcount grew from 513 employees to 754 employees, and we expect to continue to expand our headcount following the completion of this offering. Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees, particularly our sales force, and hire, train and manage new employees as needed.
To manage the domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting processes and procedures, and implement more extensive and integrated financial and business information systems, including a new software license management system and a human resource management system. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to successfully acquire or implement these or other improvements to our systems and processes in an efficient or timely manner, or once implemented, we may discover deficiencies in their capabilities or effectiveness. We may experience difficulties in managing improvements to our systems and processes or in integrating with third-party technology. In addition, our systems and processes may fail to prevent or detect errors, omissions, or fraud. Our failure to improve our systems and processes, or their failure to operate effectively and in the intended manner, may result in the disruption of our current operations and end-customer relationships, our inability to manage the growth of our business and our inability to accurately forecast and report our revenue, expenses and earnings, any of which may materially harm our business, results of operations, prospects, and financial condition.
If we are unable to increase market awareness of our company and our solution, or fail to successfully promote or protect our brand, our competitive market position and revenue may not continue to grow or may decline.
Market awareness of the value proposition of our solution will be essential to our continued growth and our success. If our marketing efforts are unsuccessful in creating market awareness of our company and our solution, then our business, results of operations, prospects, and financial condition will be adversely affected, and we will not be able to achieve sustained growth.
Moreover, due to the intensely competitive nature of our market, we believe that building and maintaining our brand and reputation is critical to our success, and that the importance of positive brand recognition will increase as competition in our market further intensifies. While we believe that we are successfully building a well-established brand and have invested and expect to continue to invest substantial resources to promote and maintain our brand, both domestically and internationally, there can be no assurances that our brand development strategies will enhance our reputation or brand recognition or lead to increased revenue.
Furthermore, an increasing number of independent industry analysts and researchers, such as Gartner, Inc., International Data Corporation, and Forrester Research, Inc., regularly evaluate, compare, and publish reviews regarding the functionality of security products and services, including our solution. The market’s perception of our solution may be significantly influenced by these reviews. We do not have any control over the content of these independent industry analysts and researchers’ reports, and our reputation and brand could be harmed if they publish negative reviews of our solution or do not view us as a market leader. The strength of our brand may also be negatively impacted by the marketing efforts of our competitors, which may include incomplete, inaccurate, and misleading statements about us, or our products and services. If we are unable to maintain a strong brand and reputation, sales to new and existing end-customers could be adversely affected, and our financial performance could be harmed.
We operate in a highly competitive market, with certain competitors having greater resources than we do, and competitive pressures from existing and new companies may adversely impact our business, results of operations, prospects, and financial condition.
The market in which we compete is highly fragmented, intensely competitive, and evolving in response to changes in the threat landscape and corporate network security infrastructures. We expect competition to intensify in the future as existing competitors bundle new and more competitive offerings with their existing products and services, and as new market entrants introduce new products into the security market. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and our failure to increase, or the loss of, market share, any of which could seriously harm our business, results of operations, prospects, and financial condition. If we do not keep pace with product and technology advances and otherwise keep our products and services competitive, there could be a material and adverse effect on our competitive position, revenue, and prospects for growth.
Our competitors and potential competitors include large networking vendors such as Cisco Systems, Inc., or Cisco, and HP Enterprise Company, or HPE, that may emulate or integrate features similar to ours into their own products; independent network security vendors that offer products that claim to perform similar functions to our solution; and small and large companies that offer point solutions that compete with some of the features present in our solution. We may also face competition from highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively as our market grows and IT budgets are increased or created to support next-generation threat protection.
Many of our current and potential competitors, such as Cisco and HPE, have longer operating histories, are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources, and greater name recognition. Such competitors also may have well-established relationships with our current and potential end-customers, extensive knowledge of our industry and the market in which we compete and intend to compete, and such competitors may emulate or integrate product features similar to ours into their own products. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion, and sale of their products and services than we can with respect to our products and services. They also may make strategic acquisitions or establish cooperative relationships among themselves or with other providers, thereby increasing their ability to provide a broader suite of products and services, and potentially causing our end-customers to decrease purchases of, or defer purchasing decisions with respect to, our products and services. In addition, some of our larger competitors have substantially broader product offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential end-customers from purchasing our products and services, including by selling at zero or negative margins, product bundling, or offering closed technology solutions. Potential end-customers may also prefer to purchase from their existing vendors rather than a new supplier regardless of product performance or features.  Further, to the extent that one of our competitors acquires, or establishes or strengthens a cooperative relationship with, one or more of our channel partners, it could adversely affect our ability to compete. We may be required to make substantial additional investments in research and development and sales and marketing to respond to these competitive pressures, and we may not be able to compete successfully in the future. Any of the foregoing may limit our ability to compete effectively in the market and adversely affect our business, results of operations, prospects, and financial condition.
If we are unable to successfully expand our sales force while maintaining sales productivity, sales of our products and services and the growth of our business and financial performance could be harmed.
We continue to be substantially dependent on our sales force to obtain new end-customers and increase sales to existing end-customers, and we plan to continue to grow our sales force in the future. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth and profitability will depend, in large part, on our success in recruiting, training and retaining a sufficient number of sales personnel to support our growth, particularly in international markets. New sales representative hires require significant training and may require a lengthy onboarding process before they achieve adequate levels of productivity, typically between 12 and 18 months. Our recent hires and planned hires may not become productive as quickly as we expect, or at all, and we may be unable to hire or retain a sufficient number of qualified personnel in the markets where we do business or plan to do business. If we are unable to recruit, train, and retain a sufficient number of productive sales personnel, sales of our products and services and the growth of our business would be harmed. Additionally, if our efforts to expand our sales force do not result in increased revenue, our results of operations could be negatively impacted due to increased operating expenses associated with an expanded sales force.
Our end-customers’ purchasing cycles may cause fluctuations in our revenue.
Our business is affected by cyclical fluctuations in end-customer spending patterns, which result in some seasonal trends in the sale of our solution. Revenue in our third and fourth fiscal quarters, particularly in the last two weeks of the fourth quarter, is typically stronger due to the calendar year-end. Our public sector end-customers typically end their fiscal years during our third quarter, while many of our other end-customers end their fiscal years during our fourth quarter. Our first and second fiscal quarters typically experience lower sales, with aggregate revenue historically significantly lower in our first fiscal quarter when compared to our third and fourth fiscal quarters. Furthermore, our rapid growth rate over recent years may have made these fluctuations more difficult to detect. If our growth rate slows over time, cyclical variations in our operations may become more pronounced, and our business, results of operations, prospects, and financial condition may be adversely affected.
Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.
As a result of end-customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their quarterly sales objectives, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, our revenue for that quarter could fall below our expectations and the estimates of analysts, which could adversely impact our business, results of operations, prospects, and financial condition and cause a decline in the trading price of our common stock. The reasons our expected revenue may be delayed include:

•	the failure of anticipated purchase orders to materialize;

•	our logistics partners’ inability to deliver products prior to fiscal quarter-end to fulfill purchase orders received near the end of the fiscal quarter;

•	our failure to manage inventory to meet demand;

•	our inability to release new products on schedule;

•	any failure of our systems related to order review and processing; or

•	any delays in shipments based on trade compliance requirements.
We are dependent upon lead generation strategies to drive our sales and revenue. If these marketing strategies fail to continue to generate sales opportunities, our ability to grow our revenue will be adversely affected.
We are dependent upon lead generation strategies to generate sales opportunities, such as sponsored events, tradeshows, webinars, and product demonstrations. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. To the extent that targeted leads do not become, or we are unable to successfully attract, end-customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.
Our business depends substantially on our ability to retain end-customers and expand our offerings to them. A decline in our end-customer retention or in our ability to expand sales to existing end-customers could harm our future results of operations.
Many organizations seek security solutions that are among the best available in the industry. For us to maintain or improve our results of operations in an industry that is rapidly evolving and places a premium on market leading solutions, it is important that we retain existing end-customers and that our end-customers expand their use of our products and services. An increasing portion of our revenue is derived from additional sales to our end-customers for both the management of additional existing devices on their networks and the influx of new devices that are added to their networks each day. During the nine months ended September 30, 2016, approximately 80% of our revenue came from existing end-customers, and it is important for us to increase sales into this base. Our end-customers also have no obligation to renew their maintenance and support contracts with us upon the expiration of the initial maintenance and support contract period, which is typically a one year or three year term, and even if end-customers do renew, they may not renew with a similar maintenance and support contract period or they may renew on terms that are less economically beneficial to us.
Our end-customer retention rates may decline or fluctuate as a result of a number of factors, including the level of our end-customers’ satisfaction with our solution, services and support, our prices and the prices of competing solutions or products, mergers and acquisitions affecting our end-customer base, the effects of global economic conditions, new technologies, changes in our end-customers’ spending levels, and changes in how our end-customers perceive the security threats to their organizations and the importance of our offerings to the security of their organizations.
In addition to increasing sales from our end-customers through sales of additional products and maintenance and support services, our sales may increase when end-customers refresh their installed base of our physical appliances, or Physical Appliances, with our latest equipment, replacing older versions of the Physical Appliances that reach the end of their useful life and are no longer supported under service contracts. Our end-customers typically refresh their installed base of our hardware appliance products every five years. Historically, these refresh cycles triggered buying cycles for new versions of our hardware appliances, which typically offer greater capacity and additional features than older versions, as well as new service contracts. If end-customers choose not to replace older versions of our products with newer products supported under our service contracts, our business, results of operations, prospects, and financial condition will be adversely affected. A refresh cycle also creates an opportunity for our competitors to try to displace our existing product deployments at our end-customers, who may be more inclined to consider other product solutions when they otherwise have to replace our existing products that have reached the end of their useful lives. The extent to which end-customers decide to refresh by purchasing products from our current or future competitors, as opposed to purchasing our new products, may significantly impact our current period product revenue, as well as future service revenue.

Our future success depends substantially on our ability to expand our sales to our existing end-customers with solutions we develop or acquire. If we are unable to expand our presence within our end-customer base by expanding the scope of their usage or adopting additional products, our business and revenue will be adversely affected.
If we are unable to attract new end-customers, our revenue growth and profitability will be adversely affected.
To increase our revenue and achieve and maintain profitability, we must regularly add new end-customers. In fiscal 2015, we sold our products to 328 new end-customers. Numerous factors, however, may impede our ability to add new end-customers, including our inability to convert prospective end-customers that have been referred to us by our existing network into end-customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop relationships with resellers, or failure to ensure the effectiveness of our marketing programs. In addition, if prospective end-customers do not perceive our solution to be of superior value and quality, we will not be able to attract the number and types of new end-customers that we are seeking.
Our results of operations may fluctuate significantly, be difficult to predict and may not meet investor expectations.
Our results of operations have varied significantly in the past, and may vary significantly in the future, from period to period due to a number of factors, many of which are outside of our control, including macroeconomic factors. These factors limit our ability to accurately predict our results of operations and include factors discussed throughout this “Risk Factors” section, including the following:

•	macroeconomic conditions in our markets, both domestic and international, as well as the level of discretionary IT spending available to organizations;

•	the timing, size and mix of orders from, and shipments to, end-customers, including the timing of large orders, and timing of shipments;

•	fluctuation in demand for our products and services;

•	evolving conditions in the markets in which we compete;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	our ability to continue to acquire new end-customers and increase our market share;

•	our sales cycles, which may lengthen as the complexity of products and competition in our markets increases and in response to macroeconomic conditions;

•	the level of competition in our markets, including the effect of new entrants, price competition, consolidation, and technological innovation;

•	market acceptance of our products and services;

•	any disruption in our channel or termination of our relationship with important channel partners;

•	product announcements, introductions, transitions, and enhancements by us or our competitors, which could result in deferrals of end-customer orders;

•	technological changes in our markets;

•	the quality and level of our execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	the impact of future acquisitions or divestitures;

•	the cost of potential and existing litigation, which could have a material adverse effect on our business;

•	seasonality or cyclical fluctuations in our markets;

•	the need to change our pricing model or make pricing concessions to large end-customers;

•	changes in accounting rules and policies; and

•	the need to recognize certain revenue ratably over a defined period or to defer recognition of revenue to a later period.
Furthermore, a high percentage of our expenses, including those related to overhead, service and maintenance, research and development, sales and marketing, and general and administrative functions are generally fixed in the short term. As a result, if our revenue is less than forecasted, we may not be able to effectively reduce such expenses to compensate for the revenue shortfall and our results of operations will be adversely affected.
Sales to U.S. federal, state, and local government agencies are subject to a number of challenges and risks that may adversely impact our business.
We currently sell our solution to various government agencies, and we may in the future increase sales to government agencies. For example, sales to U.S. federal, state, and local governmental entities accounted for 23%, 23%, and 33% of our total revenue for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016, respectively, and may in the future account for a greater percentage of our total revenue. Sales to such government agencies are subject to certain risks. Selling to governmental entities can be highly competitive, expensive, and time consuming, and can require certification requirements, often requiring significant upfront time and expense without any assurance that these efforts will result in a sale. Additionally, government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations. Funding reductions, budget constraints, or delays may adversely affect public sector demand for our products and services. The vast majority of our sales to government agencies are completed through our network of channel partners, and government agencies may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results of operations.
Because we derive substantially all of our revenue and cash flows from one product, ForeScout CounterACT, failure to achieve increased market acceptance of such product would adversely affect our business, results of operations, prospects, and financial condition.
We derive and expect to continue to generate most of our revenue from our ForeScout CounterACT product and related services for the foreseeable future. As a result, the market acceptance of CounterACT is critical to our continued success. Demand for CounterACT is affected by a number of factors beyond our control, including continued market acceptance of CounterACT by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors, technological change, and growth or contraction in our market. Our inability to expand our sales of CounterACT to existing end-customers or increase our sales of CounterACT to new end-customers would harm our business and results of operations more seriously than if we derived significant revenue from a variety of sources.
Real or perceived defects, errors or vulnerabilities in our products, the misconfiguration of our products, the failure of our products to detect or prevent a security breach, the failure of end-customers to take action on attacks identified by our products or the failure of our products to detect newly developed devices could harm our reputation and adversely impact our business, results of operations, prospects, and financial condition.
Because our products are complex, they have contained, and may in the future contain, design or manufacturing defects or errors that are not detected before their deployment. Our products also provide our end-customers with the ability to customize a multitude of settings, and it is possible that an end-customer could misconfigure our products or otherwise fail to configure our products in an optimal manner. Such defects, errors, and misconfigurations of our products could cause our products to be vulnerable to security attacks, cause them to fail to secure networks and detect and block threats, or temporarily interrupt the networking traffic of our end-customers. In addition, because the devices and techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until widely deployed, there is a risk that an advanced attack could emerge through a device that our products are unable to detect, particularly devices without IP addresses. Moreover, as our products are adopted by an increasing number of large organizations and governments, it is possible that the individuals and organizations behind cyberattacks will begin to focus on finding ways to defeat our products. If this happens, our products could be targeted by attacks specifically designed to disrupt our business and undermine the perception that our products are capable of providing superior network security, which, in turn, could have a serious impact on our reputation. Any security vulnerability or perceived security vulnerability of our products could materially and adversely affect our business, results of operations, prospects, and financial condition.
If any of our end-customers become infected with malware after using our products, such end-customer could be dissatisfied with our products or perceive that our products failed to perform their intended purpose, regardless of whether our products mitigated the actual harm of malware, blocked the theft of any of such end-customer’s data, or would have blocked such theft if the product had been configured properly. If any of our end-customers experience a security breach, such end-customers and the general public may believe that our products failed even if the cause of the breach is unrelated to the performance of our products. Furthermore, if any organizations or government agencies that are publicly known to use our products are the subject of a cyberattack that becomes publicized, our other current or potential end-customers may believe that our products failed and be inclined to purchase alternative solutions from our competitors. Real or perceived security breaches of our end-customers’ networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity about us, damage to our brand and reputation, decreased sales, increased expenses, and end-customer relations problems.
Furthermore, our existing products are designed to detect existing IP-based devices and may fail to detect newly developed IP-based devices or devices that operate on newly developed protocols for any number of reasons, including our failure to enhance and expand our products and services to reflect industry trends, the advancement of new and existing technologies and new operating environments, the complexity of our end-customers’ network and environment, and the sophistication of malware, viruses, and other threats. To the extent potential end-customers, industry analysts or testing firms believe that the failure of our products to detect certain networked devices indicates that our products or services do not provide significant value, our reputation and business could be harmed. Failure to keep pace with technological changes in the security industry and the threat landscape could adversely affect our ability to protect against security breaches and could cause us to lose end-customers.
Any real or perceived defects, errors, or vulnerabilities in our products, or any other failure of our products to detect devices that introduce threats to an end-customer’s network, could result in:

•	a loss of existing or potential end-customers or channel partners;

•	delayed or lost revenue and harm to our financial condition and results of operations;

•	a delay in attaining, or the failure to attain, market acceptance for new products;

•
the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, or to identify and ramp up production with alternative third-party manufacturers;

•	an increase in warranty claims, or an increase in the cost of servicing warranty claims, either of which would adversely affect our gross margins;

•	harm to our reputation or brand; or

•	litigation, regulatory inquiries, or investigations that may be costly and further harm our reputation.
We rely on revenue from support and maintenance and professional services, which may decline, and because we recognize revenue from our support and maintenance services over the term of the relevant service period, downturns or upturns in sales of our support and maintenance services are not immediately reflected in full in our results of operations.
Our services revenue is derived from support and maintenance and professional services. Services revenue accounted for 42%, 43%, and 41% of our revenue during the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016, respectively. Sales of new or renewal service contracts may decline and fluctuate as a result of a number of factors, including our end-customers’ level of satisfaction with our maintenance and support services or our professional services, the prices of our services, and reductions in our end-customers’ spending levels. If our sales of new or renewal maintenance and support contracts or professional services contracts decline, our revenue and revenue growth may decline and our business will suffer. While we typically bill for support and maintenance services upfront, we recognize revenue from support and maintenance services over the contractual service period, which is typically either one or three years. Our professional services revenue is generally recognized as the services are rendered. As a result, much of the service revenue from our maintenance and support contracts that we report each fiscal quarter is the recognition of deferred revenue from maintenance and support contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed maintenance and support contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our maintenance and support services is not reflected in full in our results of operations until future periods. Also, it is difficult for us to rapidly increase our services revenue through additional sales of maintenance and support services in any period, as revenue from new and renewal maintenance and support contracts must be recognized over the applicable term of the contract. Furthermore, any increase in the average term of our maintenance and support contracts would result in revenue for such contracts being recognized over longer periods of time.
The security market is rapidly evolving and difficult to predict within the increasingly challenging cyberthreat landscape. If the security market does not evolve as we anticipate or if our target end-customers do not adopt our solution, our sales will not grow as quickly as anticipated and our stock price could decline.
We are in a new, rapidly-evolving category within the security market that focuses on providing organizations with enhanced visibility and control over their networks through an agentless and continuous monitoring solution. As such, it is difficult to predict important market trends, including how large the security market will be or when and what products end-customers will adopt. For example, organizations that currently use traditional approaches may believe that these approaches already provide them with sufficient network security. Therefore, they may continue spending their network infrastructure budgets on these products and may not adopt our solution in addition to or in lieu of such traditional products.
The introduction of new products by others, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards, could render our existing products obsolete or make it easier for other products to compete with our products. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and cyberthreats, which require them to add numerous devices and adopt increasingly complex network infrastructures, incorporating a variety of hardware devices, software applications, operating systems, and networking protocols. As their technologies and business plans grow more complex, we expect these end-customers to face new and increasingly sophisticated methods of cyberattack. We face significant challenges in ensuring that our solution effectively identifies and responds to these advanced and evolving attacks without disrupting our end-customers’ network performance. Changes in the nature of advanced cyberthreats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in government regulation, compliance standards, or audit requirements that deemphasize the types of visibility, controls, and monitoring that our solution provides would adversely impact demand for our offerings. If solutions such as ours are not viewed by organizations as necessary, or if end-customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenue may not grow as quickly as expected, or may decline, and our business could suffer.
Our future success will depend in part upon our ability to:

•	develop, acquire, and/or maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors;

•	bring products to market on a timely basis at competitive prices;

•	identify and respond to emerging technological trends in the market; and

•	respond effectively to new technological changes or new product announcements by others.
If the market for network security products does not evolve in the way we anticipate or if organizations do not recognize the benefits our solution offers in addition to or in place of existing network security products, and as a result we are unable to increase sales of our solution to end-customers, then our revenue may not grow as expected or may decline, which could adversely impact our stock price.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and the timing of our sales are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.
The decision makers within our end-customers are primarily IT departments that are managing a growing set of user and compliance demands, which increases the complexity of end-customer requirements to be met in the sales cycle. The length of our sales cycle, from identification of an opportunity to delivery of and payment for our products and services, typically ranges from six to 12 months but can be longer and may vary significantly from customer to customer, with sales to large organizations and government agencies typically taking longer to complete. To the extent our competitors develop products that our prospective end-customers view as comparable to ours, our average sales cycle may increase.  Additionally, a combination of legal, procurement, development, and IT departments are involved in testing, evaluating, and finally approving purchases, which can also make the sales cycle longer and less predictable. Moreover, sales to large organizations and government agencies, which we target, will contribute to the growth of our revenue and involve challenges that could further increase the complexity and length of the sales cycle, such as complicated certification and bidding processes. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could impact our results of operations for that quarter and any future quarters for which revenue from that transaction is delayed.
We may not be able to accurately predict or forecast the timing of sales, which could cause our results to vary significantly. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result we could lose other sales opportunities or incur expenses that are not offset by an increase in revenue, which could harm our business.
Because our products are highly complex and are subject to real or perceived defects, our business is subject to risks related to warranty claims, product returns, and product liability.
We may incur significant costs in connection with a product recall and any related indemnification obligations, which could materially and adversely affect our results of operations. In addition, many of our products operate on our internally developed operating system, and any error in the operating system may affect those products. We have experienced in the past, and may continue to experience in the future, errors or quality problems in connection with new products and enhancements to existing products. We expect that errors or quality problems will be found from time to time in our products after commencement of commercial shipments, which could seriously harm our business.
Historically, the amount of warranty claims we have received has not been significant, but there is a risk that errors or problems with the quality of our products could result in material claims in the future. Because our end-customers install our appliances directly into their network infrastructures, any errors, defects, or other problems with our products could negatively impact their networks or other internet users, resulting in financial or other losses to our end-customers. While we typically seek by contract to limit our exposure to such damages, liability limitation provisions in our standard terms and conditions of sale, and those of our channel partners, may not be enforceable under some circumstances as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries or may not fully or effectively protect us from end-customer claims and related liabilities and costs, including indemnification obligations under our agreements with channel partners or end-customers. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could require us to incur costs in connection with litigation, which could divert management’s time and other resources away from our business, and could seriously harm the reputation of our business and products.
If our products do not successfully interoperate with our end-customers’ infrastructure, sales of our products and services could be negatively affected, which would harm our business.
Our products must interoperate with our end-customers’ existing or future infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we are unable to successfully manage and interpret new protocol standards and versions or if we encounter problematic network configurations or settings, we may have to modify our software or hardware so that our products will interoperate with our end-customers’ infrastructures and can manage our end-customers’ traffic in the manner intended, which may divert substantial time and resources. If we find defects in the hardware installed with an end-customer, as we have in the past, we will replace the hardware as part of our normal warranty process. If we find errors or bugs in existing software that create problematic network configurations or settings, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software or hardware could have a negative impact on our reputation and our end-customers’ satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, government agencies and other end-customers may require our products to comply with certain additional security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such end-customers, or at a competitive disadvantage, which would harm our business, results of operations, prospects, and financial condition.
Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.
The success of our business depends on our ability to protect and enforce our trade secrets, trademarks, copyrights, patents, and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions, and other methods, all of which can offer only limited protection. We have five issued patents in the United States, two pending U.S. patent applications, and one pending patent application in a non-U.S. jurisdiction, and we plan to file additional patent applications in the future. Our issued patents expire between 2019 and 2033. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to prevent competitors from using technology similar to our patented technology.
Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. At the time of filing a patent application, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or pursue patent protection in all countries and jurisdictions in which we do business at a reasonable cost or in a timely manner. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain categories of software patents. As a result, we may not be able to obtain adequate patent protection for our software or effectively enforce any issued patents relating to software.
Many aspects of our business rely on our unpatented or unpatentable proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer, or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors, and end-customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights, which may substantially harm our business. In addition, we cannot assure you that we have entered into such agreements with all parties who may have or have had access to our confidential information, that such agreements will be fully enforceable, or that the agreements we have entered into will not be breached by the counterparty. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we, as a provider of network security solutions, may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information.  Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights, and may not be able to take appropriate steps to mitigate harms resulting from any unauthorized use or infringement.
From time to time, we may need to bring legal action to enforce our patents, trademarks, and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, results of operations, financial condition, and cash flows. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date.
Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business and results of operations.
Patent and other intellectual property disputes are common in the security industry. Some companies in the security industry, including some of our competitors, own large numbers of patents, copyrights, trademarks, and trade secrets, which they may use to assert claims against us or to prevent us from developing certain technologies. Third parties may assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. They may also assert such claims against our end-customers whom our standard license and other agreements obligate us to indemnify against claims that our products infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. As the number of products and competitors in our market increase, the number of products with overlapping functionality may increase, which in turn may result in more claims of infringement, misappropriation, and other violations of intellectual property rights. Further, as we gain an increasingly high profile, the possibility of intellectual property rights claims against us grows.  Any claim of infringement, misappropriation, or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. As an example, in 2012, a non-operating entity brought a patent infringement action against us, which we settled in 2012 for a nominal amount, but which required the payment of legal fees and diverted management’s time and attention.
While we intend to increase the size of our patent portfolio, the patent portfolios of our most significant competitors and potential competitors are larger than ours. This disparity between our patent portfolio and the patent portfolios of our most significant competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve other non-operating entities or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. Given the competitive nature of the market in which we operate, there is a risk that we are infringing or otherwise violating third-party intellectual property rights.
An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease making, licensing, or using solutions that are alleged to infringe or misappropriate the intellectual property of others;

•	expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful;

•	enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights; or

•	indemnify our partners and other third parties.
Any damages or royalty obligations we may become subject to, and any third-party indemnity we may need to provide, as a result of an adverse outcome could harm our results of operations. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant expense and expenditures. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of these events could seriously harm our business, results of operations, prospects, and financial condition.

We rely on technology that we license from third parties, including software that is integrated with our internally developed software and used with our products.
We rely on technology that we license from third parties, including third-party commercial software and open source software, which is used with certain of our products. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated for convenience by them.  If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or we will be required to delete this functionality from our software until equivalent, non-infringing technology can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products or services) and expense and may ultimately not be successful. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters, which could have a material adverse effect on our business, results of operations, prospects, and financial condition.
Our use of open source software could negatively affect our ability to sell our solution, require us to reengineer our products and possibly subject us to litigation.
We use open source software in our products and our development environments and expect to continue to use open source software in the future. Open source software is typically provided without assurances of any kind. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner that is not intended under our policies or monitoring practices, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products quickly with lower development effort and ultimately could result in a loss of sales for us. This could also result in litigation, require us to purchase costly licenses or require us to devote additional research and development resources to change our products or services, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our offerings or incur additional costs. Although we regulate the use and incorporation of open source software into our products, we cannot be certain that we have, in all cases, incorporated open source software in our products in a manner that is consistent with the applicable open source license terms.
We are dependent on a single third-party manufacturer and a limited number of third-party logistics providers to design and manufacture our products and to fulfill orders for our products.
We depend on a single third-party manufacturer, Arrow Electronics, Inc., to manufacture and develop the hardware for our products. Our reliance on this third-party manufacturer reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. This manufacturer typically fulfills our supply requirements on the basis of individual orders. We do not have a long-term contract with our third-party manufacturer that guarantees capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, it is not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. There are alternative manufacturers that could provide components and manufacture our hardware, as our agreements do not provide for exclusivity or minimum purchase quantities, but the transition and qualification from our single third-party manufacturer to another could be lengthy, costly and difficult, diverting substantial time and resources from our operations.
We also depend on third-party logistics providers to fulfill orders for our products. Our supply chain partners are not committed to design or manufacture our products, or to fulfill orders for our products, on a long-term basis in any specific quantity or at any specific price. From time to time, we may be required to add new supply chain partner relationships or new manufacturing or fulfillment sites to accommodate growth in orders or the addition of new products. It is time consuming and costly to qualify and implement new supply chain partner relationships and new manufacturing or fulfillment sites, and such additions increase the complexity of our supply chain management. Our ability to ship products to our end-customers could be delayed, and our business and results of operations could be adversely affected if:

•	we fail to effectively manage our supply chain partner relationships;

•	our third-party manufacturer does not meet our development schedules;

•	our third-party manufacturer experiences delays, disruptions, or quality control problems in manufacturing our products;

•	one or more of our third-party logistics providers experiences delays or disruptions or otherwise fails to meet our fulfillment schedules; or

•	we are required to add or replace our third-party manufacturer, third-party logistics providers, or fulfillment sites.
In addition, these supply chain partners have access to certain of our critical confidential information and could wrongly disclose or misuse such information or be subject to a breach or other compromise that introduces a vulnerability or other defect in the products manufactured by our supply chain partners, which risks cannot be fully mitigated. While we take precautions to ensure that our hardware obtained or manufactured by our supply chain partners is inspected, any espionage acts, malware attacks, theft of confidential information, or other malicious incidents perpetrated either directly or indirectly through our supply chain partners, may compromise our system infrastructure, expose us to litigation and associated expenses and lead to reputational harm that could result in a material adverse effect on our financial condition and results of operations. In addition, we are subject to risks resulting from the perception that certain jurisdictions do not comply with internationally recognized rights of freedom of expression and privacy and may permit labor practices that are deemed unacceptable under evolving standards of social responsibility. If manufacturing or logistics in these foreign countries is disrupted for any reason, including natural disasters, IT system failures, military, or government actions or economic, business, labor, environmental, public health, or political issues, or if the purchase or sale of products from such foreign countries is prohibited or disfavored, our business, results of operations, prospects, and financial condition could be adversely affected.
We rely on third-party channel partners to sell our products and services. If our partners fail to perform, or if we fail to manage and retain such partners, our ability to sell our products and services would be limited, and if we fail to optimize our channel partner model going forward, our results of operations would be harmed.
We market and sell our products and services through a direct touch, channel fulfilled model. We currently have over 600 channel partners, including system integrators, value-added resellers, and distributors. During the years ended December 31, 2014 and 2015 and for the nine month period ended September 30, 2016, approximately 90%, 80%, and 91%, respectively, of our revenue was attributable to sales fulfilled through our channel partners. If we lost any of our channel partners, or if any of the channel partners responsible for a significant portion of our business becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed. Although we provide support to these channel partners through our direct sales and marketing activities, we depend upon these partners to generate sales opportunities and to independently manage the sales process for opportunities with which they are involved. In order to increase our revenue, we expect we will need to maintain our existing channel partners and continue to train and support them, as well as add new channel partners and effectively train, support, and integrate them with our sales process. Additionally, our entry into any new markets will require us to develop appropriate channel partners and to train them to effectively address these markets. If we are unsuccessful in these efforts, our ability to grow our business will be limited, and our business, results of operations, prospects, and financial condition will be adversely affected.
Our current system of channel distribution may not prove effective in maximizing sales of our products and services. Our products are complex and certain sales can require substantial effort and outlay of cost and resources, either by us or our channel partners. It is possible that our channel partners will be unable or unwilling to dedicate appropriate resources to support those sales. Furthermore, most of our channel partners do not have minimum purchase or resale requirements and may terminate our agreements with only a short notice period or otherwise cease selling our products at any time. If we are unable to develop and maintain effective sales incentive programs for our third-party channel partners, we may not be able to incentivize these partners to sell our products to end-customers and, in particular, to large organizations. They also may market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales, and support of those competitive products. There is no assurance that we will retain these channel partners or that we will be able to add additional or replacement channel partners in the future. The loss of one or more of our key channel partners in a given geographic area could harm our results of operations within that area, as new channel partners typically require extensive training and take several months to achieve acceptable productivity.
We also depend on some of our channel partners and our end-customers’ outsourced IT vendors to deliver professional services for our products. Once our products are deployed within our end-customers’ networks, our end-customers depend on the support of our channel partners and their outsourced IT vendors to resolve any issues relating to the implementation and maintenance of our solution. If our channel partners and our end-customers’ outsourced IT vendors do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, our end-customer satisfaction and future sales of our products could be adversely affected.
While we require that our channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk.
Managing the supply of our products is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.
Our third-party manufacturer procures components and builds our products based on our forecasts, and we generally do not hold inventory. These forecasts are based on estimates of future demand for our products, which can be adjusted based on historical trends and analysis and for overall market conditions, and we cannot guarantee the accuracy of our forecasts. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and nonreturnable.
Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our products and product components. Supply management remains an increased area of focus as we balance the need to maintain supply levels that are sufficient to ensure competitive lead times against the risk of obsolescence because of rapidly changing technology and end-customer requirements. We accrue for manufacturing cost commitments in excess of our forecasted demand. If we ultimately determine that we have excess supply, we may have to record a reserve for excess manufacturing costs or reduce our prices and write-down inventory, either of which in turn could result in lower gross margins. Alternatively, insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. Additionally, any increases in the time required to manufacture our products or ship products could result in supply shortfalls. If we are unable to effectively manage our supply and inventory, our results of operations could be adversely affected.
Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.
A wide variety of state, federal, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. For instance, in order for our solution to detect devices on a network, our solution gathers and tracks IP addresses to monitor each device on our end-customer’s networks. While we do not have immediate access to these IP addresses and other personal information, we have access to this information from time to time in connection with our support and maintenance services. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end-customers and prospective end-customers), any of which could harm on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products by current and future end-customers.
In addition, our appliances, when configured by our end-customers, may intercept and examine data in a manner that may subject the use of those appliances to privacy and data protection laws and regulations in those jurisdictions in which our end-customers operate. Any failure or perceived failure by us or by our products or services to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation or adversely affect our ability to sell our products or services in the jurisdiction that has enacted the law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products and services, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products or services operate. This could adversely affect our business, results of operations, prospects, and financial condition.

Reduced information technology and network infrastructure spending or adverse economic conditions may harm our business, results of operations, prospects, and financial condition.
Our business depends on the overall demand for information technology, network infrastructure, and network security products. In addition, the purchase of our products and services is often discretionary and may involve a significant commitment of capital and other resources. Currently, most organizations and government agencies have not allocated a fixed portion of their budgets to protect against next-generation advanced cyberattacks. If we do not succeed in convincing end-customers that our products and services should be an integral part of their overall approach to network security and that a portion of their annual IT budgets should be allocated to our solution, general reductions in IT spending by our end-customers are likely to have a disproportionate impact on our business, results of operations, prospects, and financial condition.
Weak global economic conditions, or a reduction in information technology and network infrastructure spending even if economic conditions improve, could adversely impact our business, results of operations, prospects, and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth. In addition, continued budgetary challenges in the United States and Europe and geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions and overall spending on network security products.
The average sales price of our products has decreased from time to time, and may decrease in the future, which may negatively impact our gross profits and results of operations.
From time to time, the average sales price of our products and services has decreased. In the future, it is possible that the average sales price of our products will decrease in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, or other factors. Such pricing pressures may also be dependent upon the mix of products sold, the mix of revenue between products and services and the degree to which products and services are bundled and sold together for a package price. Therefore, to achieve and maintain profitability, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so would cause our revenue and gross profits to decline, which would harm our business and results of operations. Furthermore, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and end-customers are willing to pay in those countries and regions. In addition, we may experience substantial period-to-period fluctuations in future results of operations in the event we experience an erosion of our average sales price.
We are dependent on the continued services and performance of our senior management and other key employees, and the loss of any of these key employees or any failure to hire additional key employees could adversely affect our business, results of operations, prospects, and financial condition.
Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer and President, Michael DeCesare, and other key employees to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives and could harm our business and our customer relationships. We do not maintain key man life insurance with respect to any officer or other employee.
Our ability to continue to attract and retain highly skilled personnel will be critical to our future success. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for talent. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information.
In addition, we issue stock options and other equity awards as a key component of our overall compensation and recruiting and retention efforts. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating existing employees. We are also required under GAAP to recognize compensation expense in our results of operations for employee stock-based compensation under our equity grant programs, which may negatively impact our results of operations and may increase the pressure to limit stock-based compensation.

We are dependent on various IT systems, and failures of, or interruptions to, those systems could harm our business.
Many of our business processes depend upon our IT systems, the systems and processes of third parties and on interfaces with the systems of third parties over which we do not have control. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This would harm our ability to maintain operations and to ship products, and our financial results would likely be harmed. In addition, reconfiguring our IT systems or other business processes in response to changing business needs may be time consuming and costly. To the extent any such reconfiguration were to impact our ability to react timely to specific market or business opportunities, our financial results would likely be harmed.
Governmental regulations affecting the manufacturing of products and that contain “conflict minerals” and the import or export of our products could negatively affect our revenue and may cause reputational harm.
We may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.  As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo, or the DRC, or adjoining countries. For instance, the Dodd-Frank Act includes disclosure requirements regarding the use of certain minerals mined from the DRC and adjoining countries and procedures pertaining to a manufacturer’s efforts regarding the source of such minerals. SEC rules implementing these requirements and other international standards, such as the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, may have the effect of reducing the pool of suppliers who can supply DRC “conflict free” components and parts, and we may not be able to obtain DRC conflict free products or supplies in sufficient quantities for our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. We may also face reputational challenges with our end-customers, stockholders and other stakeholders if we are unable to verify the origins for the minerals used in our products.
In addition, the U.S. government and various foreign governments, including that of Israel, where we have significant research and development operations, have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. If we were to fail to comply with any of these controls or requirements, including U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license or approval for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that our channel partners, who we rely on to fulfill our product orders and deliver our products to our end-customers, comply with all relevant regulations, any failure by us or by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations, and penalties. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on export privileges, which would harm our results of operations.
Parts of our research and development activities are located in Israel and, therefore, our results of operations may be adversely affected by political, economic, and military instability in Israel.
Parts of our research and development facilities are located in Israel. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.
Further, our operations could be disrupted by the obligations of personnel to perform military service. As of September 30, 2016, we had 165 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officers depending on their specific military commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, up to 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.
Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.
Our international operations expose us to a variety of risks.
We currently have operations in a number of foreign countries and make sales to end-customers throughout the world. Historically, the majority of our sales are from North America and Latin America, or the Americas. For example, in the years ended December 31, 2014 and 2015, approximately 20% of our revenue was derived from outside of the Americas, but we anticipate that our sales in markets outside of the Americas will increase as we grow and expand our international operations and sales force. In addition, we currently perform certain of our research and development and other operations in Israel and in other geographically dispersed locations outside of the United States. Our international operations and sales into international markets require significant management attention and financial resources, and subject us to certain inherent risks, including:

•	technical difficulties and costs associated with product localization;

•	challenges associated with coordinating product development efforts among geographically dispersed areas;

•	potential loss of proprietary information due to piracy, misappropriation, or laws that may inadequately protect our intellectual property rights;

•	greater difficulty in establishing, utilizing, and enforcing our intellectual property rights;

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our limited experience in establishing a sales and marketing presence, and research and development operations, together with the appropriate internal systems, processes and controls, in certain geographic markets;

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political unrest or economic instability, regulatory changes, war, or terrorism, and other unpredictable and potentially long-term events in the countries or regions where we or our end-customers do business, which could result in delayed or lost sales or interruption in our business operations;

•	longer payment cycles for sales in certain foreign countries;

•	seasonal reductions in business activity in the summer months in Europe and at other times in various countries;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences or changes in applicable tax laws;

•	import and export restrictions and tariffs and other trade protection initiatives;

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potential failures of our foreign employees and channel partners to comply with both U.S. and foreign laws and regulations, including antitrust laws, trade regulations and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA;

•	compliance with foreign laws, regulations, and other government controls, such as those affecting trade, privacy, and data protection the environment, corporations and employment;

•	management, staffing, legal, and other costs of operating a distributed enterprise spread over various countries;

•	fluctuations in foreign exchange rates, which we currently do not hedge against; and

•	fears concerning travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions.
To the extent we are unable to effectively manage our international operations and these risks, our international sales or operations may be adversely affected, we may incur additional and unanticipated costs, and we may be subject to litigation or regulatory action. As a consequence, our business, results of operations, prospects, and financial condition could be seriously harmed.
Due to the global nature of our business, we could be adversely affected by violations of the U.S. FCPA or similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.
The global nature of our business creates various domestic and local regulatory challenges. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business to non-U.S. officials. In addition, U.S.-based companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which increases our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees or other software agents will not engage in prohibited conduct and render us responsible under the FCPA . If we are found to be in violation of the FCPA or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.
Third parties may bring legal actions against us.
In the past, third parties have brought legal actions against us and we may, from time to time, be a party to other lawsuits in the normal course of our business. We have incurred costs to defend those lawsuits and related legal proceedings. It is likely that in the future other parties may bring legal actions against us. Such actions, even if without merit, could harm our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of any lawsuit could adversely affect our business, results of operations, prospects, or financial condition. Any material litigation or arbitration inevitably results in the diversion of the attention of our management and other relevant personnel. To the extent uninsured, such claims further require us to incur defense costs for us and for parties to whom we may have indemnification obligations. For example, we indemnify our channel partners in response to requests they receive from our end-customers to be indemnified for patent or other intellectual property litigation brought by third parties against our end-customers with regard to our end-customers’ use of products or services sold by our channel partners, including our own products. We also may be required to pay material amounts in settlement costs or damages. Furthermore, if the matter relates to infringement of a third party’s intellectual property, we may be required to enter into royalty or licensing agreements or to develop non-infringing technology, and injunctive relief could be entered against us. End-customer concerns with respect to material litigation can result in delayed or lost sales and reputational damage. Any of the foregoing could seriously harm our business and have a material adverse effect on our business, financial condition and results of operations.
Our operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, or other catastrophic event.
Our business operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, and other events beyond our control, and our sales opportunities may also be affected by such events. In addition, a substantial portion of our facilities, including our headquarters, are located in Northern California, an area susceptible to earthquakes. We do not carry earthquake insurance for earthquake-related losses. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners, or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our financial results. To the extent that such events disrupt our business or the business of our current or prospective end-customers, or adversely impact our reputation, such events could adversely affect our business, results of operations, prospects, and financial condition.
If we fail to comply with environmental requirements, our business, results of operations, prospects, financial condition, and reputation could be adversely affected.
Our operations and the sale of our products are subject to various federal, state, local, and foreign environmental and safety regulations, including laws adopted by the European Union, such as the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, and the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or EU RoHS Directive, of certain metals from global hot spots. The WEEE Directive requires electronic goods producers to be responsible for marking, collection, recycling, and treatment of such products. Changes in the WEEE Directive of the interpretation thereof may cause us to incur additional costs or meet additional regulatory requirements, which could be material.
The EU RoHS Directive and similar laws of other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Currently, our products comply with the EU RoHS Directive requirements. However, if there are changes to this or other laws, or to their interpretation, or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products or to use different components to comply with these regulations. This reengineering or component substitution could result in substantial costs to us or disrupt our operations or logistics.
We are also subject to environmental laws and regulations governing the management of hazardous materials, which we use in small quantities in our engineering labs. Our failure to comply with past, present, and future environmental and safety laws could result in increased costs, reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, third-party property damage, remediation costs and other sanctions, any of which could harm our business and financial condition. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis, which may be more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations which could harm our business
Our gross margin is affected by a number of factors, and we may not be able to sustain it at present levels.
Our gross margin has been and will continue to be affected by a variety of factors, including:

•	market acceptance of our solution and fluctuations in demand for our solution and services;

•	the mix of products and services that we sell;

•	varying discounting rates among end-customers;

•	our ability to increase sales to and retain existing end-customers and to sell to new end-customers;

•	increased price competition and changes in product pricing;

•	actions taken by our competitors;

•	new product innovations and enhancements;

•	manufacturing and component costs;

•	availability of sufficient inventory to meet demand;

•	purchase of inventory in excess of demand;

•	our execution of our strategy and operating plans;

•	geographies in which sales are made; and

•	revenue recognition rules.
Macroeconomic factors and competitive pressures may also require us to lower prices or increase spending, and our business and results of operations may suffer. Even if we achieve our net revenue and operating expense objectives, our net income or loss and results of operations may be below our expectations and the expectations of investors if our gross margin is below expectations.
Our investments in new or enhanced products and services may not yield the benefits we anticipate.
The success of our business is predicated on our ability to develop new products and technologies and to anticipate future market requirements and applicable industry standards. We intend to continue to invest in enhancing our products by adding personnel and other resources to our research and development function. We will likely recognize costs associated with these investments earlier than the anticipated benefits. If we do not achieve the anticipated benefits from these investments, or if the achievement of these benefits is delayed, our business, results of operations, prospects, and financial condition may be adversely affected.
The process of developing new technologies is time consuming, complex and uncertain, and requires the commitment of significant resources well in advance of being able to fully determine market requirements and industry standards. Furthermore, we may not be able to timely execute new product or technical initiatives because of errors in product planning or timing, technical difficulties that we cannot timely resolve, or a lack of appropriate resources. This could result in competitors bringing products to market before we do and a consequent decrease in our market share and net revenue. Our inability to timely and cost-effectively introduce new products and product enhancements, or the failure of these new products or enhancements to achieve market acceptance and comply with industry standards, could seriously harm our business, results of operations, prospects, and financial condition. Additionally, products and technologies developed by others, and our own introduction of new products and product enhancements, could result in the obsolescence and write-off of previously purchased or committed inventory, which would reduce our net income or increase our net loss.
Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.
We currently are generating operating losses and have minimal tax rate uncertainty. When we begin generating operating profit, and fully utilize our net operating losses, or NOLs, forecasts of our effective tax rate will become more complex. As a multinational corporation, we conduct our business in many countries and are subject to different taxations in many jurisdictions. The taxation of our business is subject to the application of multiple and conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate will be highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies.
In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. If tax authorities challenge the relative mix of our U.S. and international income, our future effective income tax rates could be adversely affected. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our business, results of operations, prospects, and financial condition.

We face increased exposure to foreign currency exchange rate fluctuations.
Our sales contracts are primarily denominated in U.S. dollars, and therefore, the majority of our revenue is not currently subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our end-customers outside of the United States, which could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected.
We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, provide a management report on internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.
Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.
We are in the process of designing and implementing the internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act. This process will be time consuming, costly, and complicated. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm issues an adverse opinion on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.
This prospectus includes our internal estimates of the addressable market for identity solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are subject to a number of assumptions that may not prove accurate. In addition, our internal estimates of the addressable market for network security reflects the opportunity available from all participants and potential participants in the market. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.
We believe that our corporate culture has been a critical component to our success. We have invested substantial time and resources in building our team. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.
Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.
As of December 31, 2015, we had federal NOLs of $107.3 million, which begin to expire in 2021 if not utilized, and California and other state NOLs of $21.5 million and $27.9 million, respectively, which begin to expire in 2016 if not utilized. Subject to the following discussion, such NOLs are generally available to be carried forward to offset our future taxable income, if any, until such NOLs are used or expire.
In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50-percentage point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. Similar rules may apply under state tax laws. Based upon an analysis of the period from inception through November 30, 2015, we believe we may have undergone an ownership change and that a portion of our current NOLs may be subject to limitations under Section 382. If we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.
Risks Relating to Owning Our Common Stock and this Offering
Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.
Our amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law, or the DGCL, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.
These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent; and

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the required approval of holders of at least     % of the voting power of the outstanding shares of our capital stock to adopt, amend or repeal certain provisions of our amended and restated certificate of incorporation and bylaws or remove directors for cause.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.”

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. See the section titled “Description of Capital Stock.”
Our amended and restated certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action by stockholders against us;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or

•	any other action asserting a claim against us that is governed by the internal affairs doctrine, each, a Covered Proceeding.
In addition, our amended and restated certificate of incorporation will provide that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, each, a Foreign Action, the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.
If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our as adjusted net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed       % of the aggregate price paid by all purchasers of our stock but will own only approximately      % of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See the section titled “Dilution” for more detail.

Pursuant to our amended and restated certificate of incorporation and bylaws, our board of directors has the authority, without stockholder approvals, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.
Market volatility may affect the price of our common stock and the value of your investment.
Following the completion of this offering, the price of our common stock is likely to be volatile, in part because our shares of common stock have not been previously traded publicly. The initial public offering price was determined by negotiations between us and the representatives for the underwriters. You may not be able to resell your shares of common stock above the initial public offering price and may suffer a loss on your investment. In addition, the price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new products and solutions, services or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

•	general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the network security industry in particular;

•	changes in how current and potential end-customers perceive the effectiveness of our solution in protecting against advanced cyberattacks or other reputational harm;

•	sales of large blocks of our common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	general economic conditions and trends; and

•	other events or factors, including those resulting from major catastrophic events, war, acts of terrorism, or responses to these events.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, prospects and financial condition,.
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Prior to this offering, there was no public market for our common stock. Although we intend to apply to list our common stock on the                under the symbol “            ,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, and its existence is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.
After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the     , and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming, or costly. For example, the Exchange Act will require us, among other things, to file annual, quarterly, and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                    shares of common stock based on the number of shares outstanding as of                  , 2016. This assumes no exercises of outstanding options after                  , 2016. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the section titled “Shares Eligible for Future Sale” of this prospectus. We also intend to file a Form S-8 under the Securities Act to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the section titled “Underwriters” of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See the section titled “Dividend Policy” for more detail.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.
The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or senior notes, or if our results of operations do not meet their expectations, our share price could decline.
We have broad discretion in the use of the net proceeds that we receive in this offering.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales, and marketing activities, product development, general and administrative matters, and capital expenditures. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, prospects, and financial condition could be harmed.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in control.
After the completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” the negative and plural forms of these words and other similar terms or expressions that concern our expectations, strategy, plans or intentions, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements contained in this prospectus include, among others, statements we make regarding:

•	the evolution of the cyberthreat landscape facing enterprises in the United States and other countries;

•	developments and trends in the domestic and international markets for network security products and related services;

•	our expectations regarding the size of our target market;

•	our ability to educate prospective end-customers about our technical capabilities and the use and benefits of our products, and to achieve increased market acceptance of our solution;

•	our beliefs and objectives regarding our prospects and our future results of operations and financial condition;

•	the effects of increased competition in our target markets and our ability to compete effectively;

•	our business plan and our ability to manage our growth effectively;

•
our growth strategy to maintain and extend our technology leadership, expand and diversify our end-customer base, deepen our existing end-customer relationships and attract and retain highly skilled security professionals;

•	our ability to enhance our existing products and technologies and develop or acquire new products and technologies;

•	our plans to attract new end-customers, retain existing end-customers and increase our annual revenue;

•	our expectations concerning renewal rates for services and maintenance by existing end-customers and growth of our recurring revenue retention;

•
our expectations regarding our relationships with third parties, including further development of our relationships with our manufacturer, value-added resellers and channel partners, alliance partners, and our technology and distribution partners;

•	our plans to expand our international operations;

•	our expectations regarding future acquisitions of, or investments in, complementary companies, services, or technologies;

•	our ability to continue to generate a significant portion of our revenue from public sector customers;

•
the effects on our business of evolving information security and data privacy laws and regulations, government export or import controls and any failure to comply with the Foreign Corrupt Practices Act and similar laws;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	fluctuations in our quarterly results of operations and other operating measures;

•	our expectations regarding changes in our cost of revenue, gross margins, and operating costs and expenses;

•	our expectations regarding the portions of our revenue represented by product revenue and services revenue;

•	our expectations concerning the impact on our results of operations of development of our distribution programs and sales through our channel partners;

•
the impact on our revenue, gross margin, and profitability of future investments in the enhancement of ForeScout CounterACT, ForeScout Enterprise Manager, and ForeScout Extended Modules and expansion of our sales and marketing programs;

•	sufficiency of our existing liquidity sources to meet our cash needs;

•	our potential use of foreign exchange forward contracts to hedge our foreign currency risk; and

•	costs we expect to incur as a public company, including transitional costs to establish our own stand-alone corporate functions.
We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, neither we, not any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or the occurrence of unanticipated events, except as required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, joint ventures or investments we may make.

MARKET, INDUSTRY AND OTHER DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information and other statistical data from various third-party sources, including reports from ABI Research, International Data Corporation, or IDC, and Gartner, Inc., or Gartner. The third parties providing these industry publications, reports, and surveys generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. Furthermore, unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information and data from various sources, including the third parties referenced above, on assumptions that we have made that are based on that information and data, and on our knowledge of the markets for our solution. Although we are not aware of any misstatements regarding any third-party information presented in this prospectus, estimates of third parties, particularly as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by the third parties and by us, and you are cautioned not to give undue weight to such estimates.
The ABI Report appearing in this prospectus consists of:
(1)    ABI Research, Internet of Everything Market Tracker.
The IDC Report appearing in this prospectus consists of:
(1)    IDC, Worldwide Endpoint Security Forecast, 2015-2019: The Influence of Specialized Threat Detection.
The Gartner Report described herein, or the Gartner Report, represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Report are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Report appearing in this prospectus consists of:
(1)    Gartner, Forecast: Information Security, Worldwide, 2014 - 2020, 3Q16 Update, by Ruggero Contu, Christian Canales, Sid Deshpande, and Lawrence Pingree.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of                shares of our common stock in this offering will be approximately $     million, based upon the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from the sale of shares of our common stock in this offering by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from the sale of shares of our common stock in this offering by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. Our expected uses of the net proceeds from this offering represent our intentions based on our present plans and business conditions. We cannot predict with certainty all of the particular uses for such proceeds or the amounts that we actually will spend on the uses specified above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the actual and anticipated growth of our business. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.
DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, as well as our capitalization, as of September 30, 2016:

•	on an actual basis;

•
on a pro forma basis, giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into 49,579,054 shares of common stock, the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2016; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above and the sale of                shares of common stock by us in this offering, based on an assumed initial public offering price of $     per share, the midpoint of the estimated offering price range as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	September 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(In thousands except share and per share data)
Cash and cash equivalents	$79,595

Redeemable convertible preferred stock warrant liability	5,599
Redeemable convertible preferred stock, par value of $0.001 per share; 42,956,866 shares authorized, 36,937,976 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	283,854
Stockholders’ deficit:
Preferred stock, par value of $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, par value of $0.001 per share; 86,376,085 shares authorized, 11,566,605 issued and outstanding, actual; shares authorized, 61,145,659 issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	12
Additional paid-in capital	80,388
Accumulated deficit	(376,581)
Total stockholders’ deficit	(296,181)
Total capitalization	$(6,728)
_____________________

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $      million after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable,

cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $      million, assuming an initial public offering price of $     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization as of September 30, 2016 would be $     million, $     million, $     million, and $     million, respectively.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 61,875,262 shares of our common stock outstanding as of September 30, 2016, and excludes:

•
466,049 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $3.31 per share;

•
               shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $8.50 per share, then these warrants will terminate at the completion of this offering and shall not be exercisable for any shares of our common stock);

•
585,724 shares of our common stock issuable upon the exercise of warrants (assuming the automatic conversion of outstanding warrants to purchase 585,724 shares of our redeemable convertible preferred stock into warrants to purchase 585,724 shares of our common stock) outstanding as of September 30, 2016, each with an exercise price of $3.00 per share;

•
18,806,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $4.89 per share;

•	2,078,242 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of September 30, 2016;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2016, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the vesting of RSUs granted after September 30, 2016; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

•	shares of our common stock reserved for future grant or issuance under our Employee Stock Purchase Plan, or ESPP; and

•
2,470,759 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of September 30, 2016, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.

Our 2017 Plan and ESPP, which will become effective in connection with this offering, will provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan will also provide for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.
Pro forma net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our pro forma net tangible book value as of September 30, 2016 was $     million, or $     per share, based on the total number of shares of our common stock outstanding as of September 30, 2016, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock.
After giving effect to the sale by us of               shares of our common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2016 would have been $     million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $     per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2016, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma net tangible book value, as adjusted to give effect to this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, our pro forma net tangible book value per share immediately after this offering by $     , and would increase (decrease), as applicable, dilution per share to new investors in this offering by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease), as applicable, our pro forma net tangible book value by approximately $     per share and increase (decrease), as applicable, the dilution to new investors by $     per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.
If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $     per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $     per share.
The following table presents on a pro forma as adjusted basis, as of September 30, 2016, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of shares of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	61,875,262%		$	%	$
New investors
Total		100%		$100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 61,875,262 shares of our common stock outstanding as of September 30, 2016, and excludes:

•
466,049 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $3.31 per share;

•
               shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of September 30, 2016, based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $8.50 per share, then these warrants will terminate at the completion of this offering and shall not be exercisable for any shares of our common stock);

•
585,724 shares of our common stock issuable upon the exercise of warrants (assuming the automatic conversion of outstanding warrants to purchase 585,724 shares of our redeemable convertible preferred stock into warrants to purchase 585,724 shares of our common stock) outstanding as of September 30, 2016, each with an exercise price of $3.00 per share;

•
18,806,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $4.89 per share;

•	2,078,242 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of September 30, 2016;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2016, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the vesting of RSUs granted after September 30, 2016; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

•	shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, or ESPP; and

•
2,470,759 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of September 30, 2016, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.
Our 2017 Plan and ESPP, which will become effective in connection with this offering, will provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan will also provide for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2015 and 2016, and the consolidated balance sheet data as of September 30, 2016 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the consolidated financial statements.
The selected consolidated financial data below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any period in the future.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$40,947	$71,264	$41,950	$68,861
Services	30,166	54,695	33,649	48,550
Total revenue	71,113	125,959	75,599	117,411
Cost of revenue:
Product (1)	10,654	16,161	8,934	13,754
Services (1)	11,222	16,961	11,911	19,304
Total cost of revenue	21,876	33,122	20,845	33,058
Total gross profit	49,237	92,837	54,754	84,353
Operating expenses:
Research and development (1)	12,302	17,772	12,680	22,352
Sales and marketing (1)	56,391	70,269	45,765	94,316
General and administrative (1)	21,078	22,874	16,371	23,081
Total operating expenses	89,771	110,915	74,816	139,749
Loss from operations	(40,534)	(18,078)	(20,062)	(55,396)
Interest expense and other, net	(3,182)	(3,233)	(2,278)	(2,426)
Change in fair value of warrant liabilities	303	(8,249)	(7,553)	379
Gain on warrant exercise	—	2,628	10	—
Loss before income taxes	(43,413)	(26,932)	(29,883)	(57,443)
Income tax provision	575	328	282	517
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
Pro forma net loss attributable to common stockholders, basic and diluted (unaudited)		$(19,912)		$(60,334)
Net loss per share, basic and diluted (2)	$(0.45)	$(3.31)	$(3.94)	$(5.23)
Weighted-average shares used to compute net loss per share, basic and diluted (2)	4,878,657	8,243,704	7,653,730	11,078,024
Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.39)		$(1.00)
Pro forma weighted-average shares used to compute net loss per share, basic and diluted (unaudited)(2)		51,332,680		60,621,403
_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Cost of revenue:
Product	$5	$16	$11	$16
Services	125	391	214	809
Research and development	441	1,101	663	1,645
Sales and marketing	1,075	2,245	1,194	6,469
General and administrative	3,476	4,959	3,704	3,923
Total	$5,122	$8,712	$5,786	$12,862

(2)	See Note 11 in the Notes to our Consolidated Financial Statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of December 31,		As of September 30,
	2014	2015	2016
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,621	$126,846	$79,595
Working capital, excluding deferred revenue	44,866	111,521	67,133
Total assets	76,379	170,870	151,622
Total deferred revenue	66,456	83,459	93,544
Redeemable convertible preferred stock warrant liability	200,501	279,913	283,854
Total stockholders’ deficit	(243,685)	(252,802)	(296,181)

Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we monitor the non-GAAP financial metrics described below to evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and measure and assess operational efficiencies.
We define adjusted operating loss as loss from operations excluding stock-based compensation expense. We consider adjusted operating loss to be a useful metric for investors and other users of our financial information in evaluating our operating performance because it excludes the impact of stock-based compensation, a non-cash charge that can vary from period to period for reasons that are unrelated to our core operating performance. This metric also provides investors and other users of our financial information with an additional tool to compare business performance across companies and periods, while eliminating the effects of items that may vary for different companies for reasons unrelated to core operating performance.
We define free cash flow as cash (used in) provided by operating activities less purchases of property and equipment. We consider free cash flow to be an important metric because it measures the amount of cash we use or generate and reflects changes in working capital. While our free cash flow is expected to be negative in the near future, we have historically employed a conservative operating philosophy in terms of use of cash and were free cash flow positive in 2015. In the nine months ended September 30, 2016, we invested in the growth of our business to capture additional market share, which has resulted in negative free cash flow during the period.
A reconciliation of adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Adjusted operating loss (non-GAAP):
Loss from operations	$(40,534)	$(18,078)	$(20,062)	$(55,396)
Add: stock-based compensation expense	5,122	8,712	5,786	12,862
Adjusted operating loss (non-GAAP)	$(35,412)	$(9,366)	$(14,276)	$(42,534)
A reconciliation of free cash flow to cash flow (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Free cash flow (non-GAAP):
Cash (used in) provided by operating activities	$(7,840)	$3,397	$(10,760)	$(30,395)
Less: purchases of property and equipment	(1,718)	(2,757)	(1,878)	(19,959)
Free cash flow (non-GAAP)	$(9,558)	$640	$(12,638)	$(50,354)
We use adjusted operating loss and free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate our financial performance with our board of directors.
It is important to note that other companies, including companies in our industry, may not use adjusted operating loss or free cash flow, may calculate these metrics differently, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP metrics as comparative measures.

As a result, our adjusted operating loss and free cash flow should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.
We compensate for these limitations by providing investors and other users of our financial information, reconciliations of adjusted operating loss to the corresponding GAAP financial measure, operating loss, and reconciliations of free cash flow to the corresponding GAAP financial measure, cash flow (used in) provided by operating activities. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view adjusted operating loss and free cash flow in conjunction with the corresponding GAAP financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview
We generate revenue from sales of our products and associated services. Our products include: ForeScout CounterACT, ForeScout Enterprise Manager, and ForeScout Extended Modules. Our CounterACT and Enterprise Manager products are sold as hardware appliances embedded with our software, or Physical Appliances, or as software only, or Virtual Appliances. Our portfolio of Extended Modules are sold as software add-ons to the CounterACT Physical or Virtual Appliances. All of our products are sold with a perpetual license. End-customers typically purchase support and maintenance services when they purchase one or more of our products. Our support and maintenance contracts typically have a one or three year term. We offer a portfolio of professional services and extended support contract options to assist with additional deployment and ongoing advanced technical support. We market and sell our products and services through a direct touch, channel fulfilled model. Our direct sales force is responsible for cultivating relationships and selling solutions to enterprise and government accounts globally. We leverage the global breadth and reach of our channel ecosystem, including value-added resellers and distributors, to fulfill orders and sell to our mid-market end-customers.
Our portfolio of CounterACT products are sold with pricing based on the number of devices managed on each Physical or Virtual Appliance. Our high-end appliances can manage up to 10,000 devices while our smaller Physical and Virtual Appliances are designed to manage up to 100 devices. Our Enterprise Manager is priced based on the number of CounterACT Physical and Virtual Appliances managed. Our largest Enterprise Manager product can manage up to 200 CounterACT Physical and Virtual Appliances while our smaller Enterprise Manager product can manage up to five Physical and Virtual Appliances. Our portfolio of Extended Modules are sold in units of 100 managed devices today.
Revenue on Physical Appliances is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Unless sold along with Extended Modules, revenue on Virtual Appliances is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. In cases where Extended Modules are sold along with Virtual Appliances, ratable revenue recognition is applied across all software elements of the transaction, due to the lack of vendor-specific objective evidence of fair value, or VSOE, associated with Extended Modules and the associated support and maintenance contracts.
We have made substantial investments in our sales force in recent periods in order to address the significant enterprise opportunity caused by an increase in unmanaged devices coming onto networks. While we will continue to hire sales personnel, we do not anticipate growing our sales force at the same rate in the future as we intend to gain leverage from our existing sales force as our sales representatives become more productive. In addition, we expect our Alliance Partners to help drive sales of our Extended Modules through joint use cases and go-to-market strategies. Today, we have an Alliance Partner program in place with FireEye, Inc., or FireEye.
As of September 30, 2016, we have sold to over 2,200 end-customers in over 70 countries, including 14% of the Global 2000, since our inception. Our end-customers represent a broad range of industries, including financial services, government, healthcare, technology, energy, services, manufacturing, and retail.
We have experienced rapid growth in recent periods. For the years ended December 31, 2014 and 2015, our revenue was $71.1 million and $126.0 million, respectively, representing year-over-year growth of 77%. For the nine months ended September 30, 2015 and 2016, our revenue was $75.6 million and $117.4 million, respectively, representing period-over-period growth of 55%.

Factors Affecting Our Performance
We believe that the growth of our business and our future success are dependent upon many factors, including our ability to sell to existing end-customers, to increase the deal size of the sales to our end-customers, to extend the reach of our sales force footprint to engage more end-customers and to continue to increase the efficiency by which our sales force engages our end-customers. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.
Continued Sales to Existing End-Customers
An increasing portion of our revenue is derived from additional sales to our end-customers. During the nine months ended September 30, 2016, approximately 80% of our revenue came from existing end-customers, and it is important for us to increase sales into this base. The chart below illustrates the importance of maintaining and growing our existing end-customer base. The chart shows revenue generated from our end-customers beginning from fiscal year 2007, the initial year of purchase for the 2007 end-customer cohort, along with the annual revenue derived from those same end-customers in each year through fiscal 2015. Each colored segment represents a new cohort of end-customers beginning in their initial year of purchase. Repeat buying patterns within our existing end-customer base reflects the persistent need for more of our products to cover an increasing number of devices on our end-customers’ networks. We have served several of our top 25 end-customers for over 10 years and have seen consistent repeat buying by annual end-customer cohort.

Revenue Generated From Annual End-Customer Cohorts

$130
($ in millions)
Pre-2007 End-Customer Cohort
Represents revenue generated from all customers acquired pre-2007
2007 End-Customer Cohort
Represents revenue generated from customers acquired in 2007
2007
2008
2009
2010
2011
2012
2013
2014
2015

We believe our net-recurring revenue retention rate on our support and maintenance contracts is an important metric to measure our ability to retain and increase sales to our existing end-customers. Our net-recurring revenue retention rate on support and maintenance contracts as of September 30, 2016 was 137%. We calculate the net-recurring revenue retention rate on support and maintenance contracts as the trailing twelve months annualized value of support and maintenance contracts renewed plus the annualized value of new support and maintenance contracts from end-customers acquired one year prior or earlier, in the aggregate, divided by the trailing 12 months annualized value of support and maintenance contracts scheduled to terminate or renew during that trailing 12 month period. This calculation includes all changes to the annualized value of the recurring revenue from support and maintenance contracts for the set of designated support and maintenance contracts, which includes scheduled expiration periods, stub periods, changes in pricing, additional products purchased, lost end-customers, early renewals and decreases in the number of Physical and Virtual Appliances under contracts. Excluded from the calculation are any contracts not subject to renewal during that trailing 12 month period, which for example includes a three year support and maintenance contract where the scheduled expiration date falls outside of the 12 month period under measurement. This metric does not take into account product revenue or professional services revenue. The annualized value of our contracts is a legal and contractual determination made by assessing the contractual terms with our end-customers.  The annualized value of our contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period.
Increasing Deal Size to Our End-Customers
The value realized from our products has led to increased adoption and larger scale deployments. The number of annual end-customer deals over $1 million is increasing. In 2015, we had 26 annual end-customer deals over $1 million, up from 18 in 2014 and eight in 2013. We define the annual end-customer deal as the aggregate billings to an end-customer during a calendar year. In addition, our average deal size with end-customers excluding renewals is increasing. For the year ended December 31, 2015, our average deal size was over $175,000, an increase of 120% over a three-year period. We define the average deal size as the aggregate sales to end-customers during a calendar quarter divided by the number of end-customers purchasing in that quarter, excluding any end-customer for which the total value of their purchases in that quarter were less than five thousand dollars, as we determined that the majority of this population was comprised of transactions not fundamental to our end-customer group and go-to-market strategy.
Extending the Reach of our Sales Force Footprint
We have made substantial investments in our sales force in recent periods in order to address the significant enterprise opportunity caused by an increase in unmanaged devices coming onto networks. We have grown our sales force from 45 quota bearing representatives at the beginning of 2015 to 121 quota bearing representatives as of September 30, 2016. We expect to continue to make substantial investments in our sales force to increase adoption within the Global 2000 and public sector.
Increasing the Efficiency by which Our Sales Force Engages Our End-Customers
We are focused on increasing the efficiency of our sales force. Over the last 12 months, we have increased hiring in sales enablement and marketing, enhanced sales training activities, and implemented company-wide standards for product positioning in order to instill a culture of success and discipline in our sales organization. Our sales strategy depends on attracting top talent from security organizations, expanding our sales coverage, increasing our pipeline of business, and enhancing productivity. We focus on productivity per quota-carrying sales representative across different levels within the sales organization, and the time it takes our sales representatives to reach productivity. We manage our pipeline on a quarterly basis, by sales representative, to ensure sufficient coverage of our bookings targets. Our ability to manage our sales productivity and pipeline are important factors to the success of our business.
Components of Financial Performance
Revenue
We derive revenue from sales of our products and services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.
Our revenue is comprised of the following:

•
Product Revenue. Our product revenue is derived from sales of our Physical and Virtual Appliances and software add-ons, which are recognized either up-front or ratable depending on the terms of the agreement and the product composition. Physical Appliances revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. For sales prior to January 1, 2016, we recognized revenue from Virtual Appliances ratably over the related support and maintenance service period as VSOE had not been established. Starting January 1, 2016, revenue derived from Virtual Appliances sales is recognized immediately at time of fulfillment as VSOE was established. Revenue for Extended Modules is recognized ratably over the related support and maintenance period, as VSOE had not been established. As a percentage of total revenue, we expect our product revenue to vary from quarter to quarter based on seasonal and cyclical factors.

•
Services Revenue. Services revenue is derived from support and maintenance, and professional services. Our support and maintenance terms are generally either one or three years. We typically bill for support and maintenance contracts upfront. We recognize revenue from support and maintenance over the contractual service period. Our professional services revenue is generally recognized as the services are rendered. We intend to invest in our professional services organization to improve the time to deliver these services. As a percentage of total revenue, we expect our services revenue to vary from quarter to quarter based on seasonal and cyclical factors.
Cost of Revenue

•
Cost of Product Revenue. Cost of product revenue primarily consists of costs paid to our third-party contract manufacturer for our Physical Appliances. Our cost of product revenue also includes allocated costs, shipping costs, and personnel costs associated with logistics. There is no direct cost of revenue associated with our Virtual Appliances and Extended Modules. We expect our cost of product revenue to fluctuate from quarter to quarter based on product mix; although, we expect our cost of product revenue to decline as a percentage of product revenue over time primarily due to a shift in product mix towards increased Virtual Appliance and software add-on sales and sales of high end Physical Appliances.

•
Cost of Services Revenue. Cost of services revenue consists of costs paid to third-party contractors that deliver some of our service offerings and our own specific personnel costs for our global customer support and professional services organization. In 2016, we are making significant investments to right size our customer support organization and improve time to resolution. Beyond 2016, we expect our cost of services revenue to decline as a percentage of our services revenue as we expect to scale the services organization at a lower growth rate than our anticipated services revenue growth rate.

Gross Margin
Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, manufacturing costs, the mix of products sold, and the mix of revenue among products and services. Our gross margins vary by product, with gross margin on our high end Physical Appliances ranging between 80% and 86% and our low end Physical Appliances between 59% and 61% for the reporting periods January 1, 2014 through September 30, 2016. Gross margin on our Virtual Appliances and Extended Modules is 99%. Our gross margins will fluctuate depending on our product and services mix and the types of products we sell in a given period. Over time, as we sell more Virtual Appliances and software relative to Physical Appliances, we expect our gross margins to increase.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and with regard to sales and marketing expense, sales commissions.

•
Research and Development. Research and development expense consists primarily of personnel costs. Research and development expense also includes consulting expense and allocated costs including facilities and information technology related costs. We expect research and development expense to increase in the near term, both in absolute dollars and as a percentage of revenue, as we continue to invest in our future products and services; although, we expect our research and development expense to decline as a percentage of total revenue in the long term.

•
Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including commission costs. We expense commission costs as incurred. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, travel costs, professional services, and allocated costs including facilities and information technology related costs. From January 2015 through September 2016, we significantly increased the size of our sales force and grew our sales presence internationally. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations; although, we expect our sales and marketing expense to decline as a percentage of total revenue in the long term.

•
General and Administrative. General and administrative expense consists of personnel costs, professional services, certain non-recurring general expenses, and allocated costs including facilities and information technology related costs. General and administrative personnel include our executive, finance, human resources, and legal organizations. Professional services consist primarily of legal, auditing, accounting, and other consulting costs. We expect general and administrative expense to increase in absolute dollars due to additional costs associated with accounting, compliance, insurance, and investor relations, although, we expect our general and administrative expense to decline as a percentage of total revenue in the long term.
Interest Expense and Other, Net
Interest expense and other, net consists primarily of interest on our outstanding indebtedness, foreign currency exchange gains and losses related to transactions denominated in currencies other than the U.S. Dollar, and interest income earned on our cash and cash equivalents.
Change in Fair Value of Warrant Liabilities
Change in fair value of warrant liabilities includes adjustments to the estimated fair value of the preferred and common stock warrants outstanding. We mark-to-market our warrant liabilities on a quarterly basis, and as such, we will have fluctuations in our consolidated financial statements. We will not have warrant liabilities after the completion of this offering as the redeemable convertible preferred stock warrants outstanding will automatically convert into common stock warrants upon the consummation of this offering, and the common stock warrants that require quarterly fair value measurement will automatically terminate upon completion of this offering if the initial public offering price in this offering is above $8.50 per share.
Gain on Warrant Exercise
Gain on warrant exercise includes gains realized from the exercise of outstanding warrants when the fair value of the warrants exercised was greater than the fair value of the redeemable convertible preferred stock issued.
Provision for Income Taxes
Provision for income taxes consists primarily of foreign income taxes and reserves, withholding taxes and U.S. state income taxes. We maintain a full valuation allowance for domestic net deferred tax assets. Our foreign deferred tax assets are immaterial.

Results of Operations
The following tables summarize our results of operations for the periods presented in dollars and as a percentage of our total revenue. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Revenue:
Product	$40,947	$71,264	$41,950	$68,861
Services	30,166	54,695	33,649	48,550
Total revenue	71,113	125,959	75,599	117,411
Cost of revenue:
Product (1)	10,654	16,161	8,934	13,754
Services (1)	11,222	16,961	11,911	19,304
Total cost of revenue	21,876	33,122	20,845	33,058
Total gross profit	49,237	92,837	54,754	84,353
Operating expenses:
Research and development (1)	12,302	17,772	12,680	22,352
Sales and marketing (1)	56,391	70,269	45,765	94,316
General and administrative (1)	21,078	22,874	16,371	23,081
Total operating expenses	89,771	110,915	74,816	139,749
Loss from operations	(40,534)	(18,078)	(20,062)	(55,396)
Interest expense and other, net	(3,182)	(3,233)	(2,278)	(2,426)
Change in fair value of warrant liabilities	303	(8,249)	(7,553)	379
Gain on warrant exercise	—	2,628	10	—
Loss before income taxes	(43,413)	(26,932)	(29,883)	(57,443)
Income tax provision	575	328	282	517
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Cost of revenue:
Product	$5	$16	$11	$16
Services	125	391	214	809
Research and development	441	1,101	663	1,645
Sales and marketing	1,075	2,245	1,194	6,469
General and administrative	3,476	4,959	3,704	3,923
Total	$5,122	$8,712	$5,786	$12,862

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(as a percentage of total revenue)
Revenue:
Product	58%	57%	55%	59%
Services	42	43	45	41
Total revenue	100	100	100	100
Cost of revenue:
Product	15	13	12	12
Services	16	13	16	16
Total cost of revenue	31	26	28	28
Total gross profit	69	74	72	72
Operating expenses:
Research and development	17	14	17	19
Sales and marketing	79	56	60	80
General and administrative	30	18	22	20
Total operating expenses	126	88	99	119
Loss from operations	(57)	(14)	(27)	(47)
Interest expense and other, net	(4)	(3)	(3)	(2)
Change in fair value of warrant liabilities	—	(7)	(10)	—
Gain on warrant exercise	—	2	—	—
Loss before income taxes	(61)	(22)	(40)	(49)
Income tax provision	1	—	—	—
Net loss and comprehensive loss	(62)%	(22)%	(40)%	(49)%
Comparison of the Nine Months Ended September 30, 2015 and 2016
Revenue

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenue:
Product	$41,950	$68,861	$26,911	64%
Services:
Support and maintenance	28,563	41,819	13,256	46
Professional services	5,086	6,731	1,645	32
Total services	33,649	48,550	14,901	44
Total revenue	$75,599	$117,411	$41,812	55%
Product revenue increased $26.9 million, or 64%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to $22.7 million increase in CounterACT revenue, $3.7 million increase in Extended Module revenue and $500,000 increase in Enterprise Manager revenue.
Services revenue increased $14.9 million, or 44%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. $7.5 million of the growth was attributed to support and maintenance contract value associated with increase in product revenue, $5.8 million was attributed to support and maintenance contracts that were not associated with current period product revenue, and $1.6 million was attributed to increased sales of professional services.
Cost of Revenue

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenue:
Product	$8,934	$13,754	$4,820	54%
Services	11,911	19,304	7,393	62
Total cost of revenue	$20,845	$33,058	$12,213	59%
Total cost of revenue increased $12.2 million, or 59%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.
Product cost increased $4.8 million, or 54%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 due to a higher volume of Physical Appliances sold.
Services cost increased $7.4 million, or 62%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 due to increases in personnel costs related to increasing headcount. From September 30, 2015 to September 30, 2016, we increased our customer support and professional services organization’s headcount by 61%.
Gross Profit and Gross Margin

	Nine Months Ended September 30,
	2015		2016		Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(Dollars in thousands)
Gross profit:
Product	$33,016	79%	$55,107	80%	$22,091	1%
Services	21,738	65	29,246	60	7,508	(5)
Total gross profit	$54,754	72%	$84,353	72%	$29,599	—%
Gross profit increased by $29.6 million, or 54% for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The increase in gross profit is consistent with the increases in our product and services revenue and cost of revenue.
Gross margin remained flat for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The increase of 1% in product margin was primarily due to a product revenue shift in CounterACT product sales from Physical Appliances to Virtual Appliances, almost equally offset by a decrease in average selling price of our high-end Physical Appliance products. The decrease of 5% in services margin was driven by headcount growth within our customer support and professional services organizations in order to support our growing installed end-customer base.

Operating Expenses

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$12,680	$22,352	$9,672	76%
Sales and marketing	45,765	94,316	48,551	106
General and administrative	16,371	23,081	6,710	41
Total operating expenses	$74,816	$139,749	$64,933	87%
Research and development expense increased $9.7 million, or 76%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to an increase in personnel costs of $6.9 million, due to an increase in headcount of 64%, an increase in system costs of $0.9 million primarily associated with routine internal software upgrades and security enhancements, and an increase in facilities costs of $0.8 million related to our new corporate headquarters in San Jose, California.
Sales and marketing expense increased $48.6 million, or 106%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to an increase in personnel costs of $28.2 million, due to an increase in headcount of 84%, and $9.7 million from an increase in commission expense driven by higher sales. Additionally, there was an increase in facilities costs of $2.9 million related to our new corporate headquarters in San Jose, California, an increase in system costs of $2.2 million primarily associated with routine internal software upgrades and security enhancements, an increase in travel and entertainment costs of $2.1 million, and an increase in demand generation activities, trade shows, and other marketing activities of $1.9 million.
General and administrative expense increased $6.7 million, or 41%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to an increase in personnel costs of $3.3 million, due to an increase in headcount of 52%, and a $1.3 million settlement payment to a partner. See Note 4 to our consolidated financial statements included elsewhere in this prospectus for a description of the settlement payment.
Interest Expense and Other, Net

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Interest expense and other, net	$(2,278)	$(2,426)	$(148)	6%
Interest expense and other, net increased $148,000, or 6%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to an increase of foreign exchange losses on transactions denominated in currencies other than the U.S. Dollar.
Change in Fair Value of Warrant Liabilities

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Change in fair value of warrant liabilities	$(7,553)	$379	$7,932	(105)%

Change in fair value of warrant liabilities decreased $7.9 million, or 105%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, primarily due to an increase in the estimated fair value of the preferred and common stock warrants outstanding of $7.6 million during the nine months ended September 30, 2015 compared to a decrease in the estimated fair value of the preferred and common stock warrants outstanding of $379,000 during the nine months ended September 30, 2016. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for factors considered in the fair value determination of the preferred and common stock warrants.
Gain on Warrant Exercise

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Gain on warrant exercise	$10	$—	$(10)	(100)%
Gain on warrant exercise decreased $10,000, or 100%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 due to a warrant exercise in the first quarter of 2015 that did not recur in 2016.
Provision for Income Taxes

	Nine Months Ended September 30,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Provision for income taxes	$282	$517	235	83%
Effective tax rate	(0.9)%	(0.9)%
We recorded an income tax provision for the nine months ended September 30, 2016 due to foreign income taxes, income tax reserves and U.S. state minimum taxes. The increase in the provision for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was primarily due to an increase in pre-tax income related to international operations, and an increase in income tax reserves.
Comparison of the Years Ended December 31, 2014 and December 31, 2015
Revenue

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenue:
Product	$40,947	$71,264	$30,317	74%
Services:
Support and maintenance	26,699	46,438	19,739	74
Professional services	3,467	8,257	4,790	138
Total services	30,166	54,695	24,529	81
Total revenue	$71,113	$125,959	$54,846	77%

Product revenue increased $30.3 million, or 74%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to $24.0 million increase in CounterACT revenue, $4.8 million increase in Extended Module revenue and $1.5 million increase in Enterprise Manager revenue.
Services revenue increased $24.5 million, or 81%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. $14.8 million of the growth was attributed to support and maintenance contract value associated with increase in product revenue, $5.0 million was attributed to support and maintenance contracts that were not associated with current period product revenue, and $4.8 million was attributed to increased professional services.
Cost of Revenue

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenue:
Product	$10,654	$16,161	$5,507	52%
Services	11,222	16,961	5,739	51
Total cost of revenue	$21,876	$33,122	$11,246	51%
Total cost of revenue increased $11.2 million, or 51%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.
Product cost increased $5.5 million, or 52%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to an increase in Physical Appliances sold.
Services cost increased $5.7 million, or 51%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to increases in personnel costs related to increasing headcount. Headcount in our customer support and professional services organizations increased by 38%.
Gross Profit and Gross Margin

	Year Ended December 31,
	2014		2015		Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(Dollars in thousands)
Gross profit:
Product	$30,293	74%	$55,103	77%	$24,810	3%
Services	18,944	63	37,734	69	18,790	6
Total gross profit	$49,237	69%	$92,837	74%	$43,600	5%
Gross profit increased by $43.6 million, or 89% for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in gross profit was the result of the increases in our product and services revenue at a faster rate than our product and services cost of revenue.
Gross margin increased 5% for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase of 3% in product margin was due to an increase in quantity sold of our high-end, high margin Physical Appliance products relative to the mid and lower-end margin Physical Appliance products and an increase of 500 basis points of Extended Modules as a percent of total product revenue. The increase of 6% in services margin was driven by increases in professional services revenue primarily due to a non-standard contract for which multiple years of high margin support and maintenance revenue was recognized in its entirety in 2015.

Operating Expenses

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$12,302	$17,772	$5,470	44%
Sales and marketing	56,391	70,269	13,878	25
General and administrative	21,078	22,874	1,796	9
Total operating expenses	$89,771	$110,915	$21,144	24%
Research and development expense increased $5.5 million, or 44%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $3.6 million, related to an increase in headcount of 39%, and an increase in facilities costs of $1.0 million primarily related to our new corporate headquarters in San Jose, California.
Sales and marketing expense increased $13.9 million, or 25%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $12.3 million, due to an increase in headcount of 71%. Additionally, we had system costs associated with routine internal software upgrades and security enhancements of $1.8 million and an increase in travel and entertainment costs of $1.3 million. This increase was offset by a decrease in costs related to a sales arrangement for the issuance of redeemable convertible preferred stock warrants of $1.1 million during 2014 that did not recur in 2015.
General and administrative expense increased $1.8 million, or 9%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $4.5 million, due to an increase in headcount of 58%, offset by a decrease in accounting and consulting fees of $3.9 million related to the completion of historical audits during the year ended December 31, 2014 and the replacement of accounting consultants with permanent finance employees during the year ended December 31, 2015.
Interest Expense and Other, Net

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Interest expense and other, net	$(3,182)	$(3,233)	$(51)	2%
Interest expense and other, net increased $51,000, or 2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase of foreign exchange losses on transactions denominated in currencies other than the U.S. Dollar.
Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Change in fair value of warrant liabilities	$303	$(8,249)	$(8,552)	(2,822)%

Change in fair value of warrant liabilities decreased $8.6 million, or 2,822%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to a decrease in the estimated fair value of the preferred and common stock warrants outstanding of $303,000 during the year ended December 31, 2014 compared to a significant increase in the estimated fair value of the preferred and common stock warrants outstanding of $8.2 million during the year ended December 31, 2015. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for factors considered in the fair value determination of the preferred and common stock warrants.
Gain on Warrant Exercise

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Gain on warrant exercise	$—	$2,628	$2,628	100%
Gain on warrant exercise increased $2.6 million, or 100%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to a warrant exercise in the fourth quarter of 2015.
Provision for Income Taxes

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Provision for income taxes	$575	$328	$(247)	(43)%
Effective tax rate	(1.3)%	(1.2)%
We recorded an income tax provision for the year ended December 31, 2015 due to foreign income taxes, income tax reserves, and U.S. state minimum taxes. The decrease in the provision for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to an increase in pre-tax income related to international operations and an increase in income tax reserves.
Quarterly Results of Operations
The following tables set forth selected unaudited quarterly consolidated statements of operations and comprehensive loss data for each of the seven quarters ended September 30, 2016, as well as the percentage of total revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(In thousands)
Revenue:
Product	$11,485	$11,624	$18,841	$29,314	$18,305	$19,757	$30,799
Services	10,175	11,225	12,249	21,046	15,209	15,400	17,941
Total revenue	21,660	22,849	31,090	50,360	33,514	35,157	48,740
Cost of revenue:
Product	2,948	2,563	3,423	7,227	3,076	4,115	6,563
Services	3,428	3,865	4,618	5,050	5,748	6,611	6,945
Total cost of revenue	6,376	6,428	8,041	12,277	8,824	10,726	13,508
Total gross profit	15,284	16,421	23,049	38,083	24,690	24,431	35,232
Operating expenses:
Research and development (1)	3,917	4,215	4,548	5,092	6,478	7,365	8,509
Sales and marketing (1)	12,610	14,245	18,910	24,504	29,377	29,180	35,759
General and administrative (1)	4,520	6,079	5,772	6,503	7,028	8,086	7,967
Total operating expenses	21,047	24,539	29,230	36,099	42,883	44,631	52,235
Income (loss) from operations	(5,763)	(8,118)	(6,181)	1,984	(18,193)	(20,200)	(17,003)
Interest expense and other, net	(708)	(806)	(764)	(955)	(719)	(779)	(928)
Change in fair value of warrant liabilities	(470)	(662)	(6,421)	(696)	1,040	(437)	(224)
Gain on warrant exercise	10	—	—	2,618	—	—	—
Income (loss) before income taxes	(6,931)	(9,586)	(13,366)	2,951	(17,872)	(21,416)	(18,155)
Income tax provision	99	95	88	46	137	223	157
Net income (loss) and comprehensive income (loss)	$(7,030)	$(9,681)	$(13,454)	$2,905	$(18,009)	$(21,639)	$(18,312)
_____________________

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(In thousands)
Cost of revenue:
Product	$4	$3	$4	$5	$4	$6	$6
Services	59	68	87	177	203	289	317
Research and development	157	170	336	438	490	542	613
Sales and marketing	268	321	605	1,051	3,457	1,469	1,543
General and administrative	645	1,872	1,187	1,255	1,261	1,323	1,339
Total	$1,133	$2,434	$2,219	$2,926	$5,415	$3,629	$3,818

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(As a percentage of total revenue)
Revenue:
Product	53%	51%	61%	58%	55%	56%	63%
Services	47	49	39	42	45	44	37
Total revenue	100	100	100	100	100	100	100
Cost of revenue:
Product(1)	13	11	11	14	9	12	14
Services(1)	16	17	15	10	17	19	14
Total cost of revenue	29	28	26	24	26	31	28
Total gross profit	71	72	74	76	74	69	72
Operating expenses:
Research and development	19	19	14	10	19	20	18
Sales and marketing	58	62	61	49	88	83	73
General and administrative	21	27	19	13	21	23	16
Total operating expenses	98	108	94	72	128	126	107
Income (loss) from operations	(27)	(36)	(20)	4	(54)	(57)	(35)
Interest expense and other, net	(3)	(3)	(2)	(2)	(3)	(3)	(3)
Change in fair value of warrant liabilities	(2)	(3)	(21)	(1)	3	(1)	—
Gain on warrant exercise	—	—	—	5	—	—	—
Income (loss) before income taxes	(32)	(42)	(43)	6	(54)	(61)	(38)
Income tax provision	—	—	—	—	—	1	—
Net income (loss) and comprehensive income (loss)	(32)%	(42)%	(43)%	6%	(54)%	(62)%	(38)%
_____________________

(1)	The table below shows gross profit as a percentage of each component of revenue, referred to as gross margin:

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Gross Margin by Component of Revenue:
Product	74%	78%	82%	75%	83%	79%	79%
Services	66	66	62	76	62	57	61
Total gross margin	71%	72%	74%	76%	74%	69%	72%
Quarterly Revenue Trends
Our quarterly revenue increased year-over-year for all periods presented. Comparisons of year-over-year total quarterly revenue are more meaningful than our sequential results due to seasonality in the sale of our products and services to varying degrees. We generally expect an increase in business activity as we approach our fiscal year end in December, driven by our end-customers’ buying patterns. Additionally, our public sector customers typically end their fiscal years during our third quarter, while many of our other customers end their fiscal years during our fourth quarter. We believe that these seasonal trends will continue to affect our quarterly results.

Quarterly Gross Margin Trends
Total gross profit increased year-over-year for all periods presented. Total gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales of between product and services, as well as the types and volumes of products and services sold. For the three months ended December 31, 2015, gross margin increased compared to the other periods presented primarily due to a non-standard contract for which multiple years of high margin support and maintenance revenue was recognized in its entirety in the three months ended December 31, 2015. For the three months ended June 30, 2016 and September 30, 2016, gross margin declined over the comparative prior year periods primarily due to an increase in cost of services revenue relating to increased personnel costs in end-customer support.
Quarterly Operating Expenses Trends
Total operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has generally contributed to sequential increases in operating expenses. Research and development expense increased sequentially over the periods as we increased our headcount to support continued investment in our future product offerings. Sales and marketing expense increased sequentially over the periods primarily due to an increase in personnel costs related to increases in headcount and higher commission expense related to higher sales. The increase during the three months ended March 31, 2016 was also driven by stock modifications during the quarter, resulting in incremental stock-based compensation expense of $2.3 million, masking the increase of sales and marketing expense for the three months ended June 30, 2016. General and administrative expense increased over the periods as we increased our headcount to support the expansion of our business. General and administrative expense increased significantly in the three months ended June 30, 2016 compared to the three months ended March 31, 2016, primarily due to a settlement payment to one technology partner.
Non-GAAP Financial Measures

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(In thousands)
Adjusted operating income (loss)	$(4,630)	$(5,684)	$(3,962)	$4,910	$(12,778)	$(16,571)	$(13,185)
Free cash flow	(2,394)	(5,671)	(4,573)	13,278	(6,891)	(17,197)	(26,266)
Adjusted operating loss increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has generally contributed to sequential increases in operating expenses. For the three months ended December 31, 2015, the adjusted operating income was driven by the seasonality of our business and our end-customers’ buying patterns.
Free cash flow decreased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business and the purchases of property and equipment related to the build-out of our new corporate headquarters in San Jose, California. For the three months ended December 31, 2015, the positive free cash flow was driven by the seasonality of our business and our end-customers’ buying patterns.
A reconciliation of adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(In thousands)
Adjusted operating income (loss) (non-GAAP):
Loss from operations	$(5,763)	$(8,118)	$(6,181)	$1,984	$(18,193)	$(20,200)	$(17,003)
Add: stock-based compensation expense	1,133	2,434	2,219	2,926	5,415	3,629	3,818
Adjusted operating income (loss) (non-GAAP)	$(4,630)	$(5,684)	$(3,962)	$4,910	$(12,778)	$(16,571)	$(13,185)
A reconciliation of free cash flow to cash flow (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	(In thousands)
Free cash flow (non-GAAP):
Cash flow (used in) provided by operating activities	$(1,953)	$(4,809)	$(3,998)	$14,157	$(2,854)	$(7,130)	$(20,411)
Less: purchases of property and equipment	(441)	(862)	(575)	(879)	(4,037)	(10,067)	(5,855)
Free cash flow (non-GAAP)	$(2,394)	$(5,671)	$(4,573)	$13,278	$(6,891)	$(17,197)	$(26,266)
Liquidity and Capital Resources
Historically, we have funded our business primarily through the issuance of our redeemable convertible preferred stock and debt financing. The following table presents our capital resources:

	As of
	December 31, 2014	December 31, 2015	September 30, 2016
	(In thousands)
Working capital	$(1,730)	$59,545	$8,312

Cash and cash equivalents	$42,621	$126,846	$79,595
Total notes payable	18,970	19,449	20,000
Net cash and cash equivalents	$23,651	$107,397	$59,595
At September 30, 2016, our cash and cash equivalents of $79.6 million were held for general corporate purposes, of which approximately $5.6 million was held outside the United States. Our current plans do not include repatriating these funds. However, if these funds were needed for our domestic operations, we would be required to accrue and pay U.S. taxes on undistributed earnings of foreign subsidiaries. There are no other restrictions on the use of these funds. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries, all of which we expect to reinvest outside of the United States indefinitely. If we were to repatriate these earnings to the United States, any associated withholding tax and income tax liability would be insignificant.
The significant components of our working capital are cash and cash equivalents, accounts receivable, inventory, deferred cost of revenue, and prepaid expenses and other current assets, reduced by accounts payable, accrued compensation, accrued expenses, customer deposits, short-term deferred revenue, and short-term notes payable. Working capital decreased by $51.2 million during the nine months ended September 30, 2016, primarily due to an increase in cash used in operating activities and investing activities, including the build-out of our new corporate headquarters in San Jose, California.
The following table summarizes our cash flows for each of the periods presented below:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(In thousands)
Net cash (used in) provided by operating activities	$(7,840)	$3,397	$(10,760)	$(30,395)
Net cash used in investing activities	(1,995)	(6,065)	(2,248)	(20,162)
Net cash provided by financing activities	30,654	86,893	11,398	3,306
Net change in cash and cash equivalents for period	$20,819	$84,225	$(1,610)	$(47,251)
We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our products.
Loan Agreements
On December 1, 2016, the entire loan balance of $20.1 million provided under a “Loan and Security Agreement” with two financial institutions was paid in full and the maximum amount of credit available for borrowing under the revolving line of credit up to $12.0 million was terminated as scheduled. See Notes 5 and 14 to our consolidated financial statements included elsewhere in this prospectus for terms related to this Loan and Security Agreement and see the section titled “Description of Capital Stock—Warrants” for more detail regarding warrants to purchase capital stock related to this Loan and Security Agreement.
Operating Activities
Our operating activities have consisted of net loss adjusted for certain non-cash items and changes in assets and liabilities.
Cash used in operating activities of $30.4 million for the nine months ended September 30, 2016 was primarily due to a net loss of $58.0 million adjusted by non-cash charges of $15.3 million and a net increase of $12.2 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $10.1 million in deferred revenue due to higher sales, an increase of $6.4 million in other liabilities primarily related to the incentive for tenant improvements and an increase of $4.7 million in accrued compensation due to increased headcount and higher sales resulting in higher commission payable. This increase in our net operating assets and liabilities was offset by an increase of $4.4 million in prepaid expenses and other current assets, an increase of $2.6 million in accounts receivable resulting from higher sales, and an increase of $1.7 million in other assets.
Cash used in operating activities of $10.8 million for the nine months ended September 30, 2015 was primarily due to a net loss of $30.2 million, adjusted by non-cash charges of $14.7 million and a net increase of $4.7 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $19.0 million in deferred revenue offset by an increase of $12.1 million in accounts receivable, both resulting from higher sales, and further offset by a decrease of $1.3 million in accrued compensation resulting from a decrease in commission payable.
Cash provided by operating activities of $3.4 million for the year ended December 31, 2015 was primarily due to a net loss of $27.3 million adjusted by non-cash charges of $16.4 million and a net increase of $14.2 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $17.0 million in deferred revenue due to higher sales, a decrease of $2.5 million in deferred cost of revenue, and an increase of $2.2 million in accrued expenses for fees incurred related to the issuance of Series G redeemable convertible preferred stock, offset by an increase of $6.5 million in accounts receivable due to higher sales and an increase of $1.0 million in prepaid expenses and other current assets.

Cash used in operating activities of $7.8 million for the year ended December 31, 2014 was primarily due to a net loss of $44.0 million adjusted by non-cash charges of $8.2 million and a net increase of $27.9 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $25.4 million in deferred revenue, an increase of $7.6 million in accrued compensation related to increased commission payable, an increase of $2.4 million in customer deposits and an increase of $2.3 million in accrued expenses, offset by an increase of $8.0 million in accounts receivable, primarily due to higher sales.
Investing Activities
Our investing activities have consisted of capital expenditures. We expect to continue such activities as our business grows.
Cash used in investing activities during the nine months ended September 30, 2016 was $20.2 million, primarily resulting from capital expenditures to purchase property and equipment and demonstration units of $20.0 million, a large portion of which are related to the build-out of our new corporate headquarters in San Jose, California. Additionally, there was an increase of $24.0 million in purchases of short-term investments due to proceeds from issuance of redeemable convertible preferred stock, which significantly increased the cash available for investment, offset by proceeds from maturities and sales of short-term investments of $24.0 million.
Cash used in investing activities during the nine months ended September 30, 2015 was $2.2 million, primarily resulting from capital expenditures to purchase property and equipment and demonstration units of $1.9 million.
Cash used in investing activities for the year ended December 31, 2015 was $6.1 million, primarily resulting from capital expenditures to purchase property and equipment and demonstration units of $2.8 million. Additionally, there was an increase of $3.3 million in restricted cash related to the security deposit of our new corporate headquarters.
Cash used in investing activities for the year ended December 31, 2014 was $2.0 million, primarily resulting from capital expenditures to purchase property and equipment and demonstration units of $1.7 million.
Financing Activities
Our financing activities have consisted of proceeds from the issuance of redeemable convertible preferred stock and from sales of shares through employee equity incentive plans.
Cash provided by financing activities for the nine months ended September 30, 2016 was $3.3 million, primarily from net proceeds of $2.4 million from the final close of the Series G redeemable convertible preferred stock offering and $907,000 from the exercise of employee stock options.
Cash provided by financing activities for the nine months ended September 30, 2015 was $11.4 million, primarily from proceeds from the exercise of employee stock options.
Cash provided by financing activities for the year ended December 31, 2015 was $86.9 million, primarily from net proceeds of $75.3 million from the first close of the Series G redeemable convertible preferred stock offering and $11.8 million from the exercise of employee stock options.
Cash provided by financing activities for the year ended December 31, 2014 was $30.7 million, primarily from net proceeds of $29.8 million from the close of the Series F redeemable convertible preferred stock offering, and $1.3 million from the exercise of employee stock options.
Contractual Obligations and Commitments
The following summarizes our contractual obligations and commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3- 5 Years	More Than 5 Years
		(In thousands)
Notes payable	$20,130	$20,130	$—	$—	$—
Operating lease obligations (1)	40,194	2,158	9,430	7,536	21,070
Purchase obligations (2)	2,029	1,007	1,022	—	—
Contract manufacturer commitments (3)	9,742	9,742	—	—	—
Total (4)	$72,095	$33,037	$10,452	$7,536	$21,070
_____________________

(1)	Consists of contractual obligations from our non-cancelable operating leases.

(2)	Consists of non-cancelable license obligations for software licenses expiring at various dates through January 2018.

(3)
Consists of minimum purchase commitments of products and components with our independent contract manufacturer and original design manufacturers. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

(4)
No amounts related to Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 740-10, Income Taxes, are included. As of December 31, 2015, we had approximately $260,000 of tax liabilities recorded related to uncertainty in income tax positions.

Off-Balance Sheet Arrangements
Through September 30, 2016, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.
The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.
For multiple element arrangements, the arrangement consideration is allocated to software deliverables as a group and non-software deliverables as a second group based on a relative selling price hierarchy. The relative selling price hierarchy is based on: (i) VSOE if available, (ii) third-party evidence of selling price, or TPE, if VSOE is not available, or (iii) best estimate of the selling price, or BESP, if neither VSOE nor TPE is available.
Physical Appliances revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Software revenue is recognized at the time of delivery if VSOE is established for all undelivered related services. If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the remaining related support and maintenance service period. Services revenue from support and maintenance is generally recognized ratably over the contractual service period, which is typically one to three years, but can be up to five years. Professional services revenue is generally recognized as the services are rendered.
For Physical Appliances, VSOE and TPE cannot be established, and we use BESP to determine the price at which a transaction would take place if the product were sold on a stand-alone basis. For Physical Appliances related services, we use either VSOE, or BESP when VSOE and TPE cannot be established. In determining the BESP for a product or service, we consider historical data including, but not limited to, product family, pricing practices, standalone sales, the nature and size of the end-customer, contractually stated prices, and geographical region. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.
In multiple-element arrangements that include software, revenue is allocated to each separate unit of accounting for the non-software deliverables, as well as the software deliverables as a group, using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable separately using the residual method based on the fair value of each of the undelivered deliverables, using VSOE. Prior to January 1, 2016, we had not established VSOE for any of the elements in our multiple-element arrangements. As of January 1, 2016, we determined that we had sufficient history to establish VSOE for professional services and software related support and maintenance related to Virtual Appliances. We determine VSOE based on our normal pricing and discounting practices for the specific service when sold separately.
Stock-Based Compensation
Stock-based compensation expense is measured and recognized in the financial statements based on the grant date fair value of the award. The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU is measured using the fair value of our common stock on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.
Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.
These assumptions and estimates are as follows:
Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock as discussed in “—Common Stock Valuations” below.

•
Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award as we do not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

•	Risk-Free Interest Rate. We base the risk-free interest rate on the yields of U.S. Treasury securities with maturities approximately equal to the term of employee stock option awards.

•
Expected Volatility. As we do not have a trading history for our common stock, the expected volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option awards. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage.

•	Dividend Rate. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, we use a dividend rate of zero.

We must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
Fair value of common stock	$3.50 – $4.20	$4.16 – $9.46	$4.16 – $8.71	$7.89– $9.78
Risk-free interest rate	1.8% – 2.1%	0.0% – 2.0%	0.0% – 2.0%	1.2% – 1.6%
Expected term (in years)	6.1	0.1 – 6.2	0.1 – 6.2	6.0 – 8.1
Volatility	52% – 54%	24% – 50%	24% – 50%	47% – 51%
Dividend yield	—%	—%	—%	—%
Common Stock Valuations
The fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of redeemable convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our history and the timing of the introduction of new Extended Modules and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly-traded companies;

•	recent secondary stock sales transactions; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business, or Enterprise Value, was determined using an income approach and a market approach, which are both considered highly complex and subjective valuation methodologies. The income approach estimates the fair value of a company based on the present value of our future estimated cash flows and our residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in our achieving these estimated cash flows. We used the guideline public company method in applying the market approach. The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely traded by investors in the public securities markets. The Enterprise Value determined was then adjusted to: (i) add back cash on hand and (ii) remove interest-bearing debt in order to determine a value, or Equity Value.
The resulting Equity Value was then allocated to the various share classes, including the common stock, using a multi-scenario option pricing method, or OPM. The OPM entails allocating the total shareholders’ equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the options, with an option term assumption consistent with our expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.  The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend rights, and conversion rights to determine the value of each share class. A multi-scenario OPM was employed to value the common stock, giving specific consideration to the claims of each share class in IPO and non-IPO scenarios, with the resulting common stock value indications weighted by our best estimate of a successful future IPO in order to arrive at the estimated value of the common stock.
After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell company stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value. Our assessments of the fair value of the common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
Once we are operating as a public company, we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.
Based on the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock awards as of             , 2016 was             , of which              related to vested awards and              related to unvested awards.
We granted awards with the following exercise prices between January 1, 2016 and the date of this prospectus:

Grant Date	Number of Awards Granted	Exercise Price ($)	Fair Value Per Share of Common Stock ($)	Deemed Fair Value ($)
January 29, 2016	451,000	9.46	7.94	3,578,685
February 18, 2016	4,838	9.46	7.89	38,186
February 26, 2016	483,200	7.83	7.92	3,827,427
March 31, 2016	731,525	8.04	8.04	5,881,461
April 29, 2016	430,275	8.04	8.27	3,559,665
May 18, 2016	165,000	8.04	8.43	1,390,125
May 27, 2016	504,775	8.04	8.50	4,289,073
June 30, 2016	414,575	8.77	8.77	3,635,823
July 29, 2016	173,125	8.77	9.09	1,573,360
August 30, 2016	349,325	8.77	9.44	3,297,628
September 30, 2016	277,900	9.78	9.78	2,717,862
Our assessments of the fair value of our common stock for financial reporting purposes for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent third-party valuation as compared to the timing of each grant.
Redeemable Convertible Preferred Stock Warrant Liabilities
Warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at fair value upon issuance because the underlying shares of redeemable convertible preferred stock are redeemable at the option of the holders upon the occurrence of certain deemed liquidation events considered not solely within our control, which may therefore obligate us to transfer assets at some point in the future. The redeemable convertible preferred stock warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized in the consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preferred stock into common stock, or until the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock warrant liability will be reclassified to redeemable convertible preferred stock or additional paid-in-capital, as applicable. We use management judgment to estimate the fair value of these warrants, and these estimates could differ significantly in the future. The redeemable convertible preferred stock warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security. We expect the fair value of the warrants to increase leading up to this offering, but we do not expect any future charges following the completion of this offering as the redeemable convertible preferred stock warrants outstanding will automatically convert into common stock warrants upon the consummation of this offering.
Income Taxes
We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets as of December 31, 2014 and 2015. We intend to maintain a full valuation allowance on the net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.
We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk
Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Israeli Shekel, or NIS, and British Pound. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations and comprehensive loss. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts as of December 31, 2015 and September 30, 2016 would result in a $231,000 and $779,000 loss on our consolidated statements of operations and comprehensive loss. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency.
Interest Rate Sensitivity
As of September 30, 2016, we had cash and cash equivalents of $79.6 million, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant.
Recent Accounting Pronouncements
See Note 1 to our consolidated financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.
JOBS Act
Under the JOBS Act, we meet the definition of an “emerging growth company.” As such, we may avail ourselves of an extended transition period for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS
Overview
We transform security through visibility. We have pioneered an agentless approach to network security to protect organizations against the emerging threats that exploit the billions of Internet of Things, or IoT, devices connected to organizations’ networks. Over 28 billion devices will be connected to the internet by the year 2020, according to ABI Research, and a growing percentage of them will be used for business purposes through Bring Your Own Device, or BYOD, and Enterprise IoT initiatives. While IoT brings tremendous value to an organization, the traditional approach of relying on a corporate-installed software agent to secure a device has significant limitations in today’s world. Organizations cannot effectively deploy agents on non corporate-issued devices and many Enterprise IoT devices are developed using a wide variety of platforms and operating systems that cannot support agents. As the volume and variety of devices increases, organizations’ abilities to manage devices decreases, creating a major gap in visibility.
The threat landscape is rapidly evolving, and attackers are now leveraging the gap in device visibility to gain access to organizations. New attacks are stealthy, targeted, and pervasive. These attacks target known and unknown software vulnerabilities and can persist for months undetected inside a network. As organizations invest billions of dollars to protect their traditional devices—personal computers, servers, and mobile systems—attackers are shifting their focus to the less secure BYOD and IoT devices, which have exponentially increased the attack surface within organizations. Attackers use these unsecured devices and a lack of IT control to enter a network and traverse through systems, gathering information before executing an attack. The response to such attacks is often both uncoordinated and manual because existing security systems operate in silos and security teams often lack the ability to share information and coordinate an attack response.
Organizations need a new approach to security that gives them the ability to see and control the devices connected to their networks. Over the past ten years, ForeScout has developed proprietary agentless technology that discovers and classifies IP-based devices in real time as they connect to the network and continuously monitors and assesses their security posture. Our solution supports heterogeneous wired and wireless networks, as well as both virtual and cloud infrastructures, while scaling to meet the needs of globally distributed organizations. We have built an extensive repository of policies that control how devices are expected to behave on the network. When a device deviates from a policy, we can immediately take action. Additionally, we offer more than 70 bi-directional workflow integrations with third-party systems that allow us to share contextual data on devices, enforce access policies, and automate security responses. We define our solution as Universal Access Control.
Our solution is sold as either a physical or virtual appliance through a perpetual software license, with each appliance designed to manage a certain number of connected devices within an organization. As the number of devices in the organization increases, customers purchase additional appliances. End-customers typically initially deploy our solution across a region or across their wired or wireless network, then expand their usage to cover additional regions and networks. After customers achieve enhanced visibility and control of their devices, they can deploy new use cases that leverage third-party integrations licensed as add-on modules. Increasingly, we are seeing larger initial roll outs as customers recognize their significant visibility gaps and our ease of deployment. We had 26 annual end-customer deals over $1 million in fiscal 2015.
We sell into all industries and into organizations of all sizes, with a focus on those that are highly regulated or with a large footprint of transient devices. These industries include financial services, healthcare, government agencies, retail, and education. We target the largest accounts in each industry first to establish reference accounts for that sector. As of September 30, 2016, we have sold to over 2,200 end-customers in over 70 countries, including 14% of the Global 2000, since our inception. We utilize a high-touch direct sales force with deep security expertise and strong industry relationships. We are one of the only security providers in our market that is not part of a larger networking organization. This allows our sales representatives to solely focus on selling the value proposition of Universal Access Control. We sell our products predominantly through a network of value added resellers and systems integrators that provide a broad reach into various segments of the market across geographies.
We have experienced rapid growth in recent periods. For the years ended December 31, 2014 and 2015, our revenue was $71.1 million and $126.0 million, respectively, representing year-over-year growth of 77%. For the nine months ended September 30, 2015 and 2016, our revenue was $75.6 million and $117.4 million, respectively, representing period-over-period growth of 55%. For the years ended December 31, 2014 and 2015, our net loss was $44.0 million and $27.3 million, respectively. For the nine months ended September 30, 2015 and 2016, our net loss was $30.2 million and $58.0 million, respectively.
Industry Background
Enterprises lack full visibility into devices connected to their networks
Increase in the number and diversity of devices

An increasing number and variety of devices are entering and connecting to enterprise networks every day that are not manageable by IT departments. These devices include employee BYOD, such as smartphones, laptops, and tablets that are not owned by organizations, non-employee BYOD, such as devices owned by third-party contractors and others doing business within enterprises, and an increasing number of IoT devices used for corporate purposes, including point-of-sale machines, heating and air conditioning systems, printers, security cameras, and medical devices. While once a small percentage of the IT landscape, we believe that today these types of devices can account for up to 75% of devices connected to an organization’s network. Historically, enterprises have been able to install an agent, or small piece of software, onto a corporate-managed device to secure and manage the device, and to gather characteristics about the device when it connects to a network. By integrating with an agent, organizations have been able to make a determination as to whether or not to allow a device onto a network. However, as corporate-managed devices become a smaller percentage of the total population and as BYOD and IoT become a larger percentage of the total population, this agent-based approach no longer works. IT departments cannot force users to install agents on BYOD devices and many IoT devices do not have the ability to install agents.
Increase in operating system diversity and standards
The increase in volume and diversity of connected devices has coincided with the rapid growth of new operating systems running on these devices. Traditional corporate devices typically run on open standard operating systems such as Windows, Linux, iOS, and Android. For decades, agent-based systems have worked with standard operating systems because there were few options available and it was possible to create different versions of software for each operating system. However, new device types are increasingly developed with specialized operating systems specific to each device and closed to integrations, which can lead to a vast number of operating systems in the market. This trend has made it technically unfeasible and impractical to build different versions of agent-based software for each new operating system in the market. The diversity of operating systems further complicates the management of new devices by IT departments.
Pace of new technology adoption
The fast pace of new technology adoption further complicates the visibility and manageability problem. Technology is refreshed continuously and employees expect to use new technology and have real-time access to systems, regardless of the device they are using. IT departments cannot test new technologies fast enough to keep up with the pace of change, and the default action is often to allow devices onto the network, without a consistent security policy. As more unsecured devices are allowed onto the network, the surface area of attack grows.
Adoption of cloud technologies has resulted in more complex IT environments further reducing visibility
Enterprise networks are undergoing significant change, contributing to the lack of visibility and control over IT assets. The disappearing enterprise perimeter, increase in virtualization technology and movement of workloads to the public cloud have resulted in decentralized management of IT assets as more people have direct access to virtual and cloud-based resources. The rapid adoption of cloud service providers, such as Amazon Web Services, Google Cloud, and Microsoft Azure, for applications and computing has changed the data center from a fairly static and controlled environment to a more dynamic and de-centralized environment. With increasing frequency, organizations are accessing devices in the cloud, including physical and virtual servers, and users are connecting to cloud-based environments from disparate locations. Unlike on-premise data centers which can favor infrastructure from a single vendor, cloud environments are heterogeneous, integrating a wide variety of system types and vendors. Device visibility and control needs to apply to all devices, no matter where they are located, and be able to integrate into a heterogeneous network and computing environment.
Existing security solutions operate in silos
The average enterprise uses 75 distinct security products, according to public statements by a representative of Symantec Corporation. These solutions can be effective at determining what is good and bad based on their own intelligence and preventing an attack if it falls within the scope of their specific capability. However, point solutions generally have limited ability to leverage information generated by other solutions in order to gain a better understanding of a potential threat or coordinate a multi-system response to a threat.
Many security solutions generate alerts when they sense an attack, triggering human involvement by security teams to review alert data and determine the best course of action based on judgment. These security solutions often generate false positives and a high volume of alerts, which can result in no response, or a manual and slow response, as IT teams must gather data from multiple systems to piece together a storyline and make a determination about how to respond. In many cases, gaps in the manual review process can result in alerts not being properly investigated and followed through to completion. Human-based processes face significant challenges scaling to meet the demands of an increasingly complex and dynamic security environment.
More cyberattacks are entering organizations by leveraging gaps in network visibility and vendor silos

The significant increase in undetected and unmanaged devices on a network has increased the surface area of attack for enterprises as cybercriminals target less secure devices with the same access levels as corporate-managed devices (i.e., desktops and corporate laptops). Today, organizations face adversaries that are more sophisticated and keenly aware of safeguards designed to defend networks from malicious threats. These adversaries seek to exploit areas of vulnerability where threats can enter undetected and remain within a network for an extended period of time before executing an attack. Once in, hackers can move laterally, communicating across a distributed network and infiltrating a wide range of devices with malicious malware. Examples of recent cyberattacks illustrating these trends include:

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Dyn, Inc. (DDoS attack using IoT) - October 2016: Hackers executed a massive Distributed Denial of Service, or DDoS, attack on Dyn, a company used to provide core internet services to a number of web-based businesses including Amazon, Twitter, Netflix, Spotify, Airbnb, and the New York Times, among many others. Using approximately 100,000 IoT devices such as security cameras, printers, cell phones, and DVRs, hackers were able to direct an overwhelming amount of traffic at Dyn servers, overloading the servers and taking down the services reliant upon Dyn. Critical business applications were unavailable for hours, affecting thousands of businesses. Since then, the same Mirai Botnet used in the Dyn attack has been used to perpetuate several other IoT-led DDoS attacks.

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Sony Pictures Entertainment (disabling of anti-virus agent) - November 2014: Hackers, believed to be from North Korea, were able to enter Sony’s network using stolen credentials. Once inside the network, they disabled the anti-virus software agent running on a server and made the server think it was still running. Other systems inside Sony were not able to detect the vulnerable server or interrogate adjacent machines to assess the security posture to stop the spread of malware. With the agent disabled, hackers were able to infiltrate Sony’s network and steal highly confidential information, before erasing hard drives and disabling e-mail systems. The attack took less than one hour to execute, but the malware had lived inside Sony’s network, undetected by other systems, for two months.

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The Home Depot, Inc. (malware on POS machine) - November 2014: Over a six month period, hackers stole over 56 million credit and debit cards and other personal customer information, such as email addresses, resulting in the largest breach on record at the time. Hackers leveraged stolen credentials from a third-party vendor and migrated from the third-party vendor system into Home Depots main network, eventually infiltrating and planting malware on over 7,500 self-checkout POS systems across the nation.

Addressing the device visibility problem is one of the next major enterprise priorities in the evolution of the security industry
Over time, the evolution of new threat vectors has resulted in the introduction of new markets in security and caused a major change in cybersecurity spend.

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In the 1990s, the transition from mainframe to client-server architecture, in conjunction with the introduction of the Windows OS, led to the proliferation of new viruses that would infiltrate computer systems and spread throughout a network. The anti-virus market developed in response to these threats, protecting predominantly Windows PCs with signature-based defense. According to IDC, this market grew to $4.2 billion in 2015.

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In the mid-2000s, more prevalent instances of data exfiltration from organizations by company insiders and Nation States led to significant new spend on data loss prevention and encryption software to prevent data breaches.

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In the 2010s, the onset of more sophisticated and zero-day attacks directed at specific companies led to a shift in security spend. The attack on Sony Pictures Entertainment, believed to be by North Korea to prevent the release of the film “The Interview,” is an example of such an advanced threat. New industry-wide spending related to advanced and persistent threats and endpoint detection and response emerged to combat these new and more damaging threats.

Today, the lack of visibility caused by the proliferation of new devices and operating systems has created the need for a new control point in security. The number of IP-based devices is rising at the same time manageability of those devices is declining. The gap demonstrates increasing vulnerability and a widening surface area of attack. We believe solving the visibility problem will become the first and most important line of defense in preventing previously undetected attacks.
Traditional NAC technology has significant limitations
The Network Access Control, or NAC, market began in 2003 as a means to drive the sales of network infrastructure products. The core technology and functionality of traditional NAC technology still exists today, but has seen limited innovation by large networking vendors since its inception and has significant limitations in today’s world.
Reliant on agents to detect devices

NAC technology relies on an 802.1x supplicant, or agent, installed on a device to allow companies to authenticate corporate-managed devices as they attempt to connect to the network. These solutions cannot detect certain devices, including BYOD and IoT devices, which do not have a corporate-installed agent, or run operating systems that cannot integrate with agents. To address this problem with traditional NAC technologies, enterprises have to whitelist all of the devices that cannot accept an agent, which is administratively impractical.
Limited functionality
The core functionality of a NAC solution is control, or the ability to allow or deny access to a network based on the authentication of the device at a single point in time. This “on or off” determination often does not provide organizations the flexibility to move a device to a more secure network, limit the device access to the network, or alert third-party security systems or IT administrators to a problem. Further, these systems do not continuously assess the security posture of the device after a connection is made. Because the core functionality is control, NAC does not coordinate with other third-party systems to automate a response to a threat.
Dependent on vendor-specific systems
Because the NAC market was established to drive sales of network infrastructure products, traditional NAC solutions are often dependent on vendor-specific switches and routers and are designed to only work with these systems. Organizations are then limited in their ability to adopt new technologies, or run in heterogeneous environments, such as the public cloud. Traditional vendors often bundle NAC products into a broad network solution, so they lack the ability or motivation to enable these products to work across heterogeneous environments.
Enterprises need a solution that addresses today’s network complexities and dynamic threat environment
Enterprises must address the device visibility problem and close the gap between device proliferation and device manageability. We believe that effective solutions to solve this problem require the following characteristics:

•	Agentless. Ability to detect a broad range of devices connecting to a network by integrating directly with network infrastructure, without relying on a corporate-installed agent.

•	Continuous. Ability to provide continuous visibility into connected devices after initial authentication.

•	Automated. Ability to immediately and automatically determine what to do with a device based on policy and behaviors.

•	Integrated. Ability to share and enrich data among systems to better understand the context of an environment and of device posture to automate a response.

•	Heterogeneous. Ability to work across multi-vendor platforms and provide the same level of visibility and control to devices on-premise, in the cloud, or in hybrid environments.

•	Scalable. Ability to scale within an enterprise, providing the same level of service across an environment as the number of devices grows.
Our Solution
We provide Universal Access Control to a broad range of organizations. We have spent over a decade developing proprietary technology that allows us to discover IP-based devices as they connect to a network, classify them based on characteristics, assess their security posture based on policy and behaviors, and take action on those devices, all without the use of an agent.
Key benefits of our solution include the following:

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Greater visibility into devices connected to the network. Because our solution discovers the increasing proportion of IP-based devices that do not have agents, our end-customers have reported seeing up to 60% more devices on their network than previously known. We provide increased visibility into devices regardless of their physical location— on-premise, in the public cloud, in corporate data centers, or branch offices.

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Continuous visibility. Our solution sees devices when they connect to the network and at all times while connected. We have the ability to detect a change in device posture, such as out-dated or broken agents, as well as determine when a device is not acting the way we believe it should based on our extensive repository of behaviors developed over the past 15 years.

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Automated control based on policy. Once our solution discovers and classifies devices, it provides organizations a choice of what to do with these devices based on granular compliance and security policies. Organizations can set their own specific security policies upon connection. Examples of how we enforce an organization’s security policies could include the following:

◦	Ensure latest anti-virus software is installed;

◦	Limit third-party contractors to a section of the network that only provides access to required resources;

◦	Update encryption software before connecting;

◦	Block a device from the network if it fails to meet policy, such as a non-sanctioned device;

◦	Apply device specific policy to categories of devices, such as printers; and

◦	Immediately remove from a network if behaviors change from policy.
Once the security posture of a device is determined, we provide many options beyond allow or deny for network access, including segmenting to a more secure VLAN, alerting IT teams or third-party systems of potential threats, or quarantining devices from the network. Our solution enforces these policies automatically, without the need for human involvement.

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Orchestration of actions between systems. Our solution enables third-party systems to share data to gain better context of device posture and orchestrate an automated response. We have built integrations with leading providers in the firewall, security information and event management, advanced threat detection, vulnerability assessment, endpoint protection, endpoint detection, and response markets, among others. Our technology extends the value of an organization’s existing security investments by interconnecting fragmented security tools. Examples of actions we can affect through our orchestration capabilities include:

◦	Trigger Rapid7 or Qualys to run a real-time vulnerability assessment at time of connection;

◦	Receive an indicator of compromise, or IoC, from FireEye or Palo Alto Networks and remove impacted devices from the network;

◦	Provide Palo Alto Networks next-generation firewall, or NGFW, with device context (type, function, posture, user) to enable dynamic network segmentation; and

◦	Share with Splunk real-time device information for accelerated incident identification and automated response.

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Integrated across a heterogeneous environment. We are one of the only independent companies in our market that is not owned by a large networking company. We integrate with a diverse group of switches, routers and servers and are not constrained by a single vendor dependency. Our ability to integrate with all major network infrastructures is particularly important as workloads move to the cloud and organizations utilize heterogeneous environments serviced by many vendors. This independence allows us to be more adaptive as technologies evolve and provides end-customers with ease of implementation, freedom from vendor lock-in, and resilience to upgrade and refresh cycles.

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Scalable to cover the increasing number of devices on a network. We grow as more devices come online in the enterprise. As of September 30, 2016, we had sold products with licenses covering over 30 million devices. Our high-end appliances can manage 10,000 devices and we can have multiple appliances within a single environment. We support organizations of all sizes and scale, with our largest end-customers using us to manage over one million devices on the network. While many of our end-customers expand their initial deployment by department or use case, increasingly our end-customers are deploying initial multi-million dollar enterprise-wide deployments based on the value they see during a proof of concept.

Our Market Opportunity
According to Gartner, a total of $30 billion will be spent on enterprise security software and equipment in 2016. However, today’s threat landscape is evolving faster than the security market and new technologies are constantly emerging to target the new and more sophisticated and dynamic threat vectors initiated from hackers and Nation States. Organizations are adopting more technology from emerging vendors that have innovative solutions to address new forms of threats. The massive increase in BYOD and IoT devices presents a major security gap in organizations and increases their surface area of attack. Organizations have a strategic imperative to gain visibility over devices connected to their network in order to stop the proliferation of malware. We believe Universal Access Control represents the next major control point in security, and as such, will garner a greater share of overall security spend over time as traditional defenses become less relevant in today’s dynamic threat environment.
We internally estimate that the total addressable market, or TAM, for our solution is approximately $8.1 billion for 2016. We expect our TAM to increase as the number of addressable devices is projected to more than double over the next four years. To calculate our TAM, we first derived the total number of addressable devices within organizations worldwide based on independent third-party data, which includes global corporate-managed devices, BYOD devices, and IoT devices that would be found in an enterprise IT environment. We then excluded addressable devices that we believe are attributable to organizations that are currently outside of our core target market. For the purposes of this calculation, we define our core target market as enterprises with annual revenue greater than $500 million and government agencies. Using third-party data, we estimated the ratio of employees in organizations within our core target market to total employees in organizations worldwide. Next, we multiplied this ratio by the total number of addressable devices in organizations worldwide to estimate the total number of addressable devices in our core target market.  Finally, we multiplied the total number of addressable devices in our core target market by a conservative assumed average sales price per device.
Our Competitive Strengths
We believe we have several competitive advantages that will enable us to maintain and extend our market position as the pioneer of Universal Access Control solutions. Our key competitive strengths include:

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Ongoing product innovation. In 2006, we made the strategic decision to develop an agentless architecture. Our core technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies. We constantly innovate on our products and have made improvements in areas such as device classification, network system integration, scalability of ForeScout Enterprise Manager, user interface, and high availability. In 2012, we introduced our first Extended Module, enhancing our solution by adding third-party integrations and orchestration capabilities. Our large-scale competitors still rely on agent-based solutions and lack the motivation to re-architect their solutions.

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Rapid time to value. Organizations often begin realizing the benefit of our solution almost immediately after implementation as they see substantially more devices on their network than previously known. We have customers that have deployed our solution across hundreds of thousands of devices in less than 90 days. Increasingly, customers are deploying our solution more broadly after an initial proof of concept to cover wired networks (on-premise), wireless networks (remote and visitor devices), data centers, and branch offices. We can support a gradual implementation or large initial enterprise-wide deployment depending on our customer’s needs.

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Broad appeal of our product across diverse customer base. We serve customers of all sizes across diverse industries and have seen particularly strong demand from customers in highly regulated industries, such as financial services, healthcare and government agencies, where the impact of an attack can be particularly severe. We also see high demand from industries with a large volume of transient devices, such as education and retail. Our customers include some of the largest enterprises in the world, including 14% of the Global 2000. We are deeply integrated into our customers’ security infrastructure and have a long-term, loyal base of customers with many relationships spanning over 10 years.

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Recognized market leadership. We have received multiple innovation awards from industry analysts and publications, including Frost & Sullivan, SC Magazine, Network Computing, Forbes and CRN. We recently received the JPMorgan Chase Hall of Innovation Award for Transformative Security Technology. We believe our market reputation makes us one of the most prominent vendors in an increasingly important segment in security.

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Global market reach driven by direct and indirect sales strategy. We are a sales-focused organization. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success. We are one of the only vendors in our market solely focused on Universal Access Control and as such, our sales representatives are solely focused on selling the standalone value of our products. To many of our competitors, our category represents a relatively small portion of their overall revenue. We are also investing in our channel partners to expand our reach across organizations and geographies.

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Strong leadership team of security experts. Our management team has extensive security domain expertise with a proven track record of scaling and running profitable businesses. Our Chief Executive Officer, Michael DeCesare, has over 25 years of technology industry experience, including as President of Intel Security and Executive Vice President of Worldwide Sales at McAfee. We have a deep bench of talent at the executive level, with years of industry experience at McAfee, Symantec, Tanium, and HP Enterprise. Our board of directors includes current and former leaders of leading public security companies including Symantec, FireEye, and McAfee.

Our Growth Strategy
We intend to execute on the following growth strategies:

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Expand within our existing end-customers as more devices enter the enterprise. We expect to grow within our end-customer base as more devices come online within the enterprise. Our product revenue is directly tied to the number of licensed devices managed by our solution, therefore we sell more product as more devices come online. As of September 30, 2016, we had sold products with licenses covering over 30 million devices.

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Expand within our existing end-customers as we expand to new parts of their network. End-customers often expand usage of our products as they realize the value and applicability to other areas within an organization. We expect to grow as our end-customers broaden their use of our solution across wired networks (on-premise), wireless networks (remote and visitor devices), data centers, branch offices, geographies, and public cloud environments.

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Grow global end-customer base. We have invested significantly, and plan to continue to invest, in our sales organization to drive new end-customer growth. Since January 2015, we have grown the number of sales representatives by 169% with the majority focused on the Global 2000 and government agencies. Our current base of end-customers includes 14% of the Global 2000, representing a significant opportunity to expand our market reach. In the future, we also plan to increase sales to mid-size enterprises.

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Increase sales of our orchestration products. We are seeing strong demand for our Extended Modules as end-customers increasingly require coordinated information sharing and policy-based security enforcement across their networks. Our orchestration capabilities through our Extended Modules can further embed us within our end-customer’s infrastructure. As of September 30, 2016, we had 19 Extended Modules with our integration partners. We have also established an Alliance Partner program that allows us to productize these integrations and leverage joint go-to-market efforts. Today, we have an Alliance Partnership with FireEye.

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Expand our presence in the market by leveraging our ecosystem of channel partners. We will continue to broaden and invest in our channel partner relationships to increase distribution of our products. We are focused on educating existing partners and investing in sales enablement to expand our market reach through our channel partner network, particularly into mid-market enterprises.

Our Products
We offer our solution across three products: (i) ForeScout CounterACT, (ii) ForeScout CounterACT Enterprise Manager, and (iii) ForeScout Extended Modules.
ForeScout CounterACT®
CounterACT agentless technology discovers, classifies, and assesses IP-based devices. CounterACT interrogates the network infrastructure to discover devices immediately as they attempt to connect to the network. Since it does not rely on agents, CounterACT can discover up to 60% more devices than organizations previously thought they had.
After discovering a device, CounterACT uses a combination of passive and active methods to classify the device based on its type and ownership—e.g., corporate-managed Windows, un-managed iPhone, digital security camera, or MRI device. Based on its classification, CounterACT then assesses the device security posture and allows organizations to set policies that establish the specific behavior the device is allowed to have while connected to a network.

CounterACT collects a rich set of data for each of the devices it sees. A sample of the types of data CounterACT collects include:
Once CounterACT discovers a security problem on a device, its sophisticated policy manager can automatically execute a range of responses depending on the severity of the problem. Minor violations might result in a warning message sent to the end user. Employees and contractors who bring their own devices can be redirected to an automated onboarding portal. Serious violations could result in actions such as blocking or quarantining the device, reinstallation of a security agent, re-starting of an agent (such as third-party antivirus software) or process, triggering the device to retrieve an operating system patch, segmenting to a more secure VLAN, or performing other remediation actions.
The following are examples of various control actions we can take:
ForeScout Extended Modules

Extended Modules expand CounterACT’s see and control capabilities by sharing contextual device data with third-party systems and by automating policy enforcement across those disparate systems. As a result, organizations can bridge previously siloed security solutions to accelerate system-wide response and more rapidly mitigate risks. 19 of our Extended Modules represent integrations across vulnerability assessment (VA), advanced threat detection (ATD), security incidence and event management (SIEM), enterprise mobility management (EMM), endpoint protection (EPP), and endpoint detection and response (EDR), and next generation firewall (NGFW) vendors. Additionally, customers can create their own integration using our Open Integration Module.
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(1)	Represents two distinct modules: McAfee ePO and McAfee TIE/DXL.
ForeScout CounterACT® Enterprise Manager
Enterprise Manager is our centralized security management solution for global control of all of our appliances deployed on an end-customer network. Enterprise Manager serves as a single pane of glass for every device connected to the end-customer’s network that is managed by a CounterACT appliance at any given time. It is also used to define and manage the device policies. Enterprise Manager is scalable to CounterACT deployments in networks exceeding one million devices.
Our Technology
The key technologies underlying our platform have been built from the ground up to address the visibility challenges of today. Our foundational technologies are: (i) agentless data collection, (ii) an adaptive abstraction layer, (iii) a real time and continuous policy engine, and (iv) distributed and scalable architecture. We have invested over ten years of research and development into our technology and believe it represents a significant competitive advantage for us.
Agentless data collection. Our appliances use a combination of both active and passive methods to discover, classify and assess devices in an organization’s network. Utilizing active discovery methods, we can poll switches, VPN concentrators, and wireless controllers for a list of connected devices. Using NBT scans and NMAP, or via WMI for deeper inspection of corporate-managed devices, we can inspect workstations running Windows, Mac or Linux, without the use of agents. We also deploy passive inspection methods which allows our appliances to receive SNMP traps from switches and wireless controllers, monitor a network SPAN port to see network traffic, and leverage information such as TCP window sizes, session information, HTTP traffic, and DHCP information banners as well as NetFlow traffic data. If 802.1x is implemented, our technology can authenticate 802.1x requests to a built-in or external RADIUS server, and authorize network access. In addition, our technology can import external MAC classification data or request LDAP data. We continue to expand the methods we make available, such as the recently added Power over Ethernet (PoE).
Examples of the multiple methods we use to collect information to discover, classify, and assess devices are as follows:

Adaptive abstraction layer. Our abstraction layer is able to ingest billions of packets of raw data across a wide array of heterogeneous network systems. We then consolidate this data into a single pane of glass showing our end-customers a real-time depiction of the devices on their networks by type. Our solution does not require vendor-specific network equipment, upgrades of existing infrastructure, or reconfiguration of each switch and switch port to support 802.1x. As organizations adopt virtual and cloud environments, our technology has the flexibility to integrate with hypervisor technologies and cloud platforms.
The abstraction layer adapts to the IT enterprise environment and continuously enriches its information as organizations make more data available. As an example, organizations can choose to consume only NetFlow data, which is only the metadata of the actual network traffic. With this information, we can expedite detection of new devices, collect device properties such as IP address and session protocols, and understand which devices are talking to each other. If organizations choose to give our technology full access to their network traffic through a SPAN port, we can build on this and provide very granular information such as MAC address, HTTP user agent, device type, applications in use, and the ability to identify malicious traffic.
Real-time and continuous policy engine. CounterACT’s policy engine continuously checks devices against a set of policies that control how devices are expected to behave on the network. While other vendor technologies rely on periodic checks, or queries from an operator, our policy engine can do this continuously and in real-time for over one million devices. Our policies are triggered in real-time based on events occurring on a specific device. These can be network admission events, such as plugging into a switch port or change of IP address, authentication events like those received by RADIUS servers or detected by network traffic, changes in device attributes like user, opening/closing of ports, and specific traffic behavior such as how the device is communicating and what protocol it is using.
The policy engine leverages both infrastructure and host-based controls. At the network switch, our technology can change a Virtual Local Area Network, or VLAN, add an Access Control List, or ACL, or disable a switch port. At a wireless controller, we can blacklist a MAC address or change the role of a user. In addition, our technology can restrict remote VPN users. At the host, our technology can start and stop applications, update anti-virus security agents, disable peripheral devices, and request end-user acknowledgement. The policy engine applies these policies automatically regardless of a device’s location. As the device moves, the policy engine can follow it within the corporate network, cloud, or data center. We determine the type of infrastructure and, based on policy, apply the appropriate control actions.
Distributed, scalable architecture. Enterprise Manager uses distributed computing algorithms so each appliance can independently manage devices within its control. This enables organizations to expand their deployment by simply adding more appliances. Enterprise Manager virtually consolidates the device information from all appliances into a single pane of a glass view for the administrator. The algorithms allow the administrator to search for security related information such as users, processes, services across the entire deployment in real time and retrieve it in seconds.
Our Services
Maintenance and Support Services

We offer technical maintenance and support for our solution, including our Extended Modules, to our end-customers. We provide two levels of maintenance and support, including premium-level support for coverage 24 hours a day, seven days a week on a global basis. Our end-customers receive post-sale support through online portals, email and telephone, managed by a single point of contact.
Consulting Services
We offer consulting services to end-customers to help them design, plan, deploy and optimize our solution. We also provide training on CounterACT administration and emerging security best practices. We also provide consulting services through our channel partners.
Our Customers
Since our inception, we have sold to over 2,200 end-customers in over 70 countries, including 14% of the Global 2000. We sell into all industries and into organizations of all sizes, including corporations and government agencies. For fiscal 2014, one distributor represented 13% of our total revenue. For fiscal 2015, one distributor, one VAR, and one end-customer represented 14%, 11%, and 10% of our total revenue, respectively. For the nine months ended September 30, 2016, three distributors represented 26%, 13%, and 13% of our total revenue, respectively.
Sales and Marketing
Sales
We deploy a direct-touch channel-fulfilled strategy. Our sales cycle is typically six to 12 months, depending on the industry and size and scope of deployment. We have a direct field sales team and a dedicated team focused on managing relationships with our channel partners and working with our channel partners to support our end-customers. We expect to continue to grow our sales headcount in areas of highest demand for our solution.
Our sales team is supported by sales engineers with deep technical expertise who are responsible for pre-sales technical support, solutions engineering for our end-customers, proof of concept work and technical training for our channel partners.
Marketing
Our marketing efforts are focused on building brand reputation and awareness to generate customer demand and build a strong sales pipeline, working in conjunction with our channel partners around the globe. Our team consists of corporate marketing, product marketing, partner marketing, field and digital marketing, account/lead development, operations, social media, public relations, and corporate communications. Marketing activities include demand generation, managing our corporate Website and partner portal, trade shows and conferences, press, and analyst relations. Our sales development representatives also qualify sales leads and facilitate face-to-face meetings with potential customers. We actively drive thought leadership and tell our technology story by engaging industry analysts and top journalists at business and trade publications, as well as direct to customers via social media and other digital marketing channels.
Partner Ecosystem
We actively foster and develop our partner ecosystem to find and work with high quality partners who provide our solution to end-customers. Our sales force and strategic alliance group are responsible for cultivating these partnerships to establish new opportunities for delivering our solution to new and existing customers.
Channel Partners
We leverage the global breadth and reach of the channel ecosystem, including value-added resellers and distributors, to fulfill orders and sell to our mid-market customers. We dedicate significant resources to building in-depth relationships with our channel partners, including marketing, technical, and sales support to assist in jointly sourcing and closing sales opportunities. Our channel partners include Optiv Security, Inc., Westcon Group Inc., Dimension Data Holdings plc, and Forsythe Solutions Group Inc.
Alliances Partners
We have established an Alliance Partner program that allows us to productize technical integrations with third-party security vendors and leverage joint go-to-market efforts. Today we have an Alliance Partnership with FireEye.
Research and Development

We invest substantial resources in research and development to consistently enhance features and capabilities of our solution. Our research and development team is located in Tel Aviv, Israel, San Jose, California, and Dallas, Texas. Research and development expense totaled $12.3 million and $17.8 million for 2014 and 2015, respectively, and $12.7 million and $22.4 million for the nine months ended September 30, 2015 and 2016, respectively. We plan to continue to significantly invest in resources to conduct our research and development effort.
Competition
We operate in the intensely competitive network security market that is characterized by constant change and innovation. The threat landscape is growing faster than the security market, drawing new providers and new functionality from existing providers to address dynamic threat vectors. We compete with security providers in the following categories:

•	the large networking vendors, Cisco and HP Enterprise Company; and

•	independent security vendors that offer products that perform some of the functions of our solution.
The principal competitive factors in our market include:

•	effectiveness;

•	features and functionality;

•	global support capabilities;

•	scalability and overall performance;

•	time to value;

•	integration capabilities with heterogeneous network infrastructure and security tools;

•	brand awareness and reputation;

•	strength of sales and marketing efforts;

•	size and scale of organization;

•	price and total cost of ownership; and

•	customer return on investment.
We believe we compete favorably with our competitors on the basis of these factors as a result of the features and performance of our solution, the ease of integration of our products with network infrastructure, and the breadth of our capabilities. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, deeper customer relationships, broader distribution, and larger and more mature intellectual property portfolios.
Manufacturing
The manufacturing of our products is outsourced to a single third-party contract manufacturer, Arrow Electronics, Inc., or Arrow. This approach allows us to reduce our costs by decreasing our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Arrow assembles our product using design specifications, quality assurance programs and standards that we establish, and it procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based on historical trends and analysis from our sales and product management functions as adjusted for overall market conditions.
We have entered into a written agreement with Arrow pursuant to which Arrow manufactures our product. This agreement continues in effect until either party terminates, with or without cause, by giving 90 days prior written notice.
Intellectual Property
Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on, among other things, patents, trademarks, copyrights and trade secret laws, confidentiality safeguards and procedures, and employee non-disclosure and invention assignment agreements to protect our intellectual property rights. We have five U.S. issued patents, which expire between November 24, 2019 and November 13, 2033, and two patent applications pending in the United States, and one pending patent application in a non-U.S. jurisdiction. We also have one foreign counterpart of these patent applications. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.
We control access to and use of our proprietary software, technology and other proprietary information through the use of internal and external controls, including contractual protections with employees, contractors, end-customers and partners, and our software is protected by U.S. and international copyright, patent and trade secret laws. In addition, we intend to expand our international operations and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.
See the section titled “Risk Factors—Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations” for additional information.
Employees
As of September 30, 2016, we had 754 employees, including 747 full-time employees.
None of our U.S or Israeli employees is represented by a labor organization or is a party to any collective bargaining arrangement. None of our employees located in France, Spain and Germany are currently covered by industry-wide collective bargaining agreements. We have never had a work stoppage, and we consider our relationship with our employees to be good.
Facilities
Our corporate headquarters is located in San Jose, California in a facility consisting of approximately 95,950 square feet of office space under a lease that expires in 2026. Our major engineering center is located in Tel Aviv, Israel. We maintain additional offices throughout the United States and various international locations, including Australia, Canada, China, Germany, Hong Kong, Japan, the United Arab Emirates and the United Kingdom. We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that suitable additional or alternative space will be available to accommodate the expansion of our operations if needed.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information as of October 31, 2016 concerning our executive officers and individuals who currently serve on our board of directors.

Name	Age	Position(s)
Executive Officers
Michael DeCesare	51	Chief Executive Officer, President, and Director
Christopher Harms	50	Chief Financial Officer
Pedro Abreu	44	Chief Strategy Officer
Darren J. Milliken	46	Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer
Non-Employee Directors
Hezy Yeshurun	66	Chairman of the Board
David DeWalt (1)	52	Vice-Chairman of the Board
Richard Anton (1)(2)	51	Director
James Beer	55	Director
T. Kent Elliott (1)(2)	63	Director
Theresia Gouw (3)	48	Director
Mark Jensen (2)	66	Director
Rami Kalish (1)(3)	60	Director
Enrique Salem (3)	60	Director
_____________________

(1)	Member of our nominating and corporate governance committee.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

Executive Officers
Michael DeCesare has served as our President and Chief Executive Officer and as a member of our board of directors since March 2015. Prior to joining ForeScout, Mr. DeCesare served in a variety of executive roles at Intel Security, previously McAfee Security, a computer security software company and wholly owned subsidiary of Intel Corporation, from October 2007 to February 2015, including as President and as Executive Vice President, Worldwide Sales and Operations. Prior to joining Intel Security, Mr. DeCesare served as Senior Vice President of Worldwide Field Operations for Documentum, an enterprise content management company, from January 2001 to September 2007 during which time the company was acquired by EMC, a cloud computing, data storage, IT security and big data company. Following the acquisition in December 2003, Mr. DeCesare served as Senior Vice President of EMC Software, a division of EMC, that included Documentum. Prior to joining Documentum, Mr. DeCesare served as Vice President of Field Sales at Oracle, a cloud application and platform services company, from February 1989 to June 2000. Mr. DeCesare holds a B.A. in Communications from Villanova University.
Mr. DeCesare was selected to serve on our board of directors because of the operational perspective he brings as our President and Chief Executive Officer and his extensive experience leading and growing technology companies.
Christopher Harms has served as our Chief Financial Officer since March 2013. From July 2011 to January 2013, Mr. Harms served as Chief Financial Officer of Socialware, Inc., a social media compliance platform acquired by Proofpoint, Inc. in November 2015. From January 2011 to July 2011, he served as a Program Director, Software Group, Industry Software Solutions Group, Market Strategy & Development at International Business Machines Corporation, or IBM, a manufacturer of computer hardware, middleware, and software. From August 2009 to January 2011, Mr. Harms served as the Chief Financial Officer of PSS Systems Inc., a provider of information governance software solutions, which was acquired by IBM in October

2010. Mr. Harms holds a B.S. in Accounting and Finance from U.C. Berkeley and an M.B.A. from the Walter A. Haas School of Business at U.C. Berkeley.
Pedro Abreu has served as our Senior Vice President, Chief Strategy Officer since April 2015. From January 2009 to April 2015, Mr. Abreu served in various roles at Intel Security, including as Senior Vice President of Strategy and Go-To-Market Operations from November 2012 to April 2015, Vice President, Strategic Operations and Planning from October 2011 to November 2012, and Vice President, GTM Strategy and Channel Programs from January 2009 to December 2011. Mr. Abreu holds a C.S. in Computer Science from Instituto Superior Técnico in Portugal and an M.B.A. from the Walter A. Haas School of Business at U.C. Berkeley.
Darren J. Milliken has served as our Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer since February 2014. From April 2004 to February 2014, Mr. Milliken served as Senior Vice President General Counsel, Corporate Secretary, and Corporate Compliance Officer of Accuray Inc., a medical device company. Mr. Milliken holds a B.S. in Physics from Washington & Jefferson College and a J.D. from Santa Clara University School of Law.
Non-Employee Directors
Yehezkel “Hezy” Yeshurun co-founded our company and has served as our Chairman and a member of our board of directors since April 2000 and as our Executive Chairman from September 2001 to July 2003. Since 1988, Mr. Yeshurun has served as a Professor of Computer Science at Tel Aviv University and previously served in visiting professor positions at New York University, McGill University, and the University of Paris. He has co-founded several other technology companies, including TapGuard Technologies Ltd., a technology company acquired by Elron Software Inc. in 1997, and Top Image Systems Ltd., an intelligent document processing solutions company. Mr. Yeshurun holds a B.Sc, an M.S., and a Ph.D. in Applied Mathematics from Tel Aviv University.
Mr. Yeshurun was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders and his extensive knowledge of the technology industry.
David G. DeWalt has served as our Vice-Chairman and a member of our board of directors since June 2015. Since June 2016, Mr. DeWalt has served as Executive Chairman of FireEye, Inc., a global network cybersecurity company, or FireEye. From November 2012 to June 2016, Mr. DeWalt served as the Chief Executive Officer of FireEye and served as Chairman of the Board from May 2012 to June 2016. Prior to joining FireEye, Mr. DeWalt served as President, Chief Executive Officer, and director of Intel Security from April 2007 until February 2011 when Intel Security was acquired by Intel Corporation. Mr. DeWalt served as President of McAfee, a wholly-owned subsidiary of Intel Corporation, from February 2011 to August 2011. From December 2003 to March 2007, Mr. DeWalt held various positions at EMC Corporation, a developer and provider of information infrastructure technology and solutions, including Executive Vice President, EMC Software Group and President of EMC’s Documentum and Legato Software divisions. Prior to joining EMC, Mr. DeWalt served as President and Chief Executive Officer of Documentum, Inc. from July 2001 to December 2003, Executive Vice President and Chief Operating Officer of Documentum from October 2000 to July 2001 and Executive Vice President and General Manager, eBusiness Unit, of Documentum from August 1999 to October 2000. In addition to FireEye, Mr. DeWalt has served on the board of directors of Delta Air Lines, Inc. since November 2011 and the board of directors of Five9, Inc. since April 2012. Mr. DeWalt served on the board of directors of Polycom, Inc. from November 2005 to May 2013 and as its Chairman of the Board from May 2010 to May 2013 and served on the board of directors of Jive Software, Inc. from February 2011 to April 2013. Mr. DeWalt holds a Ph.D in Computer and Information Sciences and a B.S. in Computer Science from the University of Delaware.
Mr. DeWalt was selected to serve on our board of directors because of his extensive senior management expertise in the network security industry.
Richard Anton has served as a member of our board of directors since October 2005. Since 1998, Mr. Anton has served as a Partner at Amadeus Capital Partners Limited, a venture capital firm. He currently serves on the board of directors of several privately held software companies. Mr. Anton holds an M.A. in Mathematics from Christ’s College, Cambridge University and an M.B.A. from INSEAD (Fontainebleau, France).
Mr. Anton was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of privately held technology companies.

James Beer has served as a member of our board of directors since August 2016. Since October 2013, Mr. Beer has served as Executive Vice President and Chief Financial Officer of McKesson Corporation, a health care company distributing pharmaceuticals and medical supplies, and providing health information technology tools. From February 2006 to October 2013, Mr. Beer served as Executive Vice President and Chief Financial Officer of Symantec Corporation, or Symantec, a provider of information security, storage and systems management solutions. Mr. Beer currently serves on the board of directors of Celesio AG, a German healthcare and pharmaceutical company. Mr. Beer holds a B.S. in Aeronautical Engineering from Imperial College, London University and an M.B.A. from Harvard Business School.
Mr. Beer was selected to serve on our board of directors because of his extensive experience in operations, strategy, accounting, financial management, and investor relations at both publicly and privately held technology companies.
T. Kent Elliott has served as a member of our board of directors since January 2003. From July 2014 to February 2015, Mr. Elliott served as our Interim Chief Executive Officer. Prior to that, from January 2003 to December 2009, he served as our Chief Executive Officer. Since retiring in 2010, Mr. Elliott has been an independent investor and has served on the board of directors of various corporations. He currently serves on the board of directors of Vecima Networks Inc., a Canadian designer and manufacturer of broadband telecommunications products. He has held international executive positions with both Nokia and Mitel Corporation. Mr. Elliott holds a B.Com. in Accounting and Finance and an M.B.A. from Queen’s University.
Mr. Elliott was selected to serve on our board of directors because of his extensive experience leading and advising technology companies.
Theresia Gouw has served as a member of our board of directors since July 2001. Since February 2014, Ms. Gouw has served as a co-founder and Managing Partner of Aspect Ventures, L.P., a venture capital firm. From February 1999 to February 2014, Ms. Gouw served in various senior roles at Accel Partners, a venture capital firm, most recently serving as a Partner. She previously served on the board of directors of Trulia, Inc., an online real estate site and Imperva Inc., a cybersecurity company. Ms. Gouw holds a Sc.B. in Engineering from Brown University and an M.B.A. from Stanford University Graduate School of Business.
Ms. Gouw was selected to serve on our board of directors because of her experience in the venture capital industry and as a director of both publicly and privately held technology companies.
Mark Jensen has served as a member of our board of directors since May 2013. From October 2001 to June 2012, Mr. Jensen served as Managing Partner of the Venture Capital Services Practice and Managing Partner of the Technology Industry - Audit and Enterprise Risk Services at Deloitte & Touche LLP, a professional services firm. Mr. Jensen currently serves on the board of directors and as the chair of the Audit Committee of both Control4 Corporation, a smart home automation systems company, and Lattice Semiconductor Corporation, a manufacturer of high-performance programmable logic devices. He previously served on the board of directors of Unwired Planet, Inc., an intellectual property and technology licensing company now known as Great Elm Capital Group, Inc. from October 2012 to November 2015. Mr. Jensen has a B.S. in Accounting from Metropolitan State College of Denver and a B.Ed. in Education from Colorado State University.
Mr. Jensen was selected to serve on our board of directors because of his extensive accounting and financial expertise and his experience with technology companies and as a director of public and privately held companies.
Rami Kalish has served as a member of our board of directors since January 2001. Since 1993, Mr. Kalish has served as Managing General Partner and Co-Founder of Pitango Venture Capital Fund, or Pitango, a venture capital firm. Prior to founding Pitango, Mr. Kalish gained managerial experience at high-technology firms in the United States, Europe, and Israel. He has served on the board of directors of various private companies. Mr. Kalish holds a B.Sc. in Industrial Engineering and Information Science from the Technion Institute of Technology.
Mr. Kalish was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.
Enrique Salem has served as a member of our board of directors since September 2013. Since July 2014, Mr. Salem has served as a Managing Director of Bain Capital Ventures LLC, a venture capital division of Bain Capital, LP. Between July 2012 and July 2014, he served as a director on the board of directors for various companies, as described below. Mr. Salem served as President, Chief Executive Officer and a director of Symantec from April 2009 until July 2012. Prior to that, Mr. Salem served as Chief Operating Officer of Symantec from January 2008 to April 2009, group President, Worldwide Sales and Marketing from April 2007 to January 2008, group President, Consumer Products from May 2006 to April 2007, Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions from January 2006 to February 2006, and Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to Symantec, from April 2002 to June 2004, Mr. Salem served as President and Chief Executive Officer of Brightmail, Inc., an email filtering company, prior to its acquisition by Symantec in 2004. Mr. Salem also held senior leadership roles at Oblix Inc., Ask Jeeves Inc., Peter Norton Computing, Inc. and Security Pacific Merchant Bank. In March 2011, he was appointed to President Barack Obama’s Management Advisory Board. Mr. Salem has served on the board of directors of FireEye since February 2013, and Atlassian Corporation Plc, an enterprise software company, since August 2013. He previously served on the board of directors of Automatic Data Processing, Inc. from January 2010 to November 2013 and the board of directors of Symantec from April 2009 to July 2012. Mr. Salem currently serves on the board of directors of multiple private companies. He received the Estrella Award from the Hispanic IT Executive Council in 2010 and was named Entrepreneur of the Year in 2004 by Ernst & Young. Mr. Salem holds an A.B. in Computer Science from Dartmouth College.
Mr. Salem was selected to serve on our board of directors because of his extensive leadership experience, including oversight of global operations, as well as a strong background in information technology, data security, compliance and systems management.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.forescout.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors, executives, and senior financial officers, on the same website. The information on our website is not incorporated by reference into this prospectus.
Board of Directors
Our business affairs are managed under the direction of our board of directors, which is currently composed of ten members.     of our directors are independent within the meaning of the listing standards of               . Pursuant to our current certificate of incorporation and amended and restated investors’ rights agreement, our current directors were elected as follows:

•	Hezy Yeshurun was elected as the designee of our common stock;

•	Rami Kalish was elected as the designee of the Series B preferred stock;

•	Richard Anton was elected as the designee of the Series D preferred stock; and

•
James Beer, Michael DeCesare, David DeWalt, T. Kent Elliott, Mark Jensen, Enrique Salem, and Theresia Gouw were elected as the mutual designees of the holders of our common stock and preferred stock, voting together as a single class, subject to the approval of the board of directors.

Pursuant to our amended and restated investors’ rights agreement, the holders of our Series B preferred stock are entitled to elect one additional member of our board of directors. The provisions of our amended and restated investors’ rights agreement relating to the election of our directors will terminate, and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated immediately prior to the completion of this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.
Classified Board of Directors
Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that, upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Yeshurun, DeWalt, and Beer and Ms. Gouw, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be Messrs. Elliott, Jensen, and Kalish, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be Messrs. Anton, Salem, and DeCesare, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. We expect that any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing changes in our management or a change in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws.
Director Independence
In connection with this offering, we intend to list our common stock on               . Under the rules of               , independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after the completion of such company’s initial public offering. In addition, the rules of               require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of               , a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors has undertaken a review of the independence of each director and considered whether such director has a material relationship with us that could compromise the director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Messrs.               ,               ,               and               and Ms.               are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission and the listing requirements and rules of               .
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee is composed of Richard Anton, T. Kent Elliott, and Mark Jensen, each of whom is a non-employee member of our board of directors. Mr. Jensen is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of               and the Securities and Exchange Commission, including Rule 10A-3. Our board of directors has also determined that Mr.               qualifies as an “audit committee financial expert” as defined in the Securities and Exchange Commission rules and satisfies the financial sophistication requirements of               . Our audit committee is responsible for, among other things:

•	overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing the independence and qualifications of our registered public accounting firm, or independent auditor;

•	overseeing the performance of our independent auditor and internal audit function;

•	overseeing our disclosure controls and procedures, internal control over financial reporting, and compliance with ethical standards adopted by us;

•	reviewing and approving related person transactions;

•	reviewing and assessing the audit committee’s charter;

•	meeting with management to review our annual and quarterly financial statements and related disclosures;

•	recommending to the board of directors whether financial statements should be included in our annual report on Form 10-K;

•	overseeing, reviewing and periodically updating our code of business conduct and ethics and our system to monitor compliance with and enforce this code; and

•	preparing the audit committee report that the Securities and Exchange Commission requires in our annual proxy statement.
Our audit committee operates under a written charter that satisfies the applicable rules of the Securities and Exchange Commission and the listing standards of               .
Compensation Committee
Our compensation committee is composed of Theresia Gouw, Rami Kalish and Enrique Salem, each of whom is a non-employee member of our board of directors. Mr. Salem is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of               and the Securities and Exchange Commission, including Rule 10C-1, is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, or the Code. Our compensation committee is responsible for, among other things:

•	reviewing and assessing the compensation committee’s charter;

•	reviewing and making recommendations to our board of directors regarding the amount of compensation payable to our Chief Executive Officer;

•
reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, equity compensation, and any other benefits, compensation or arrangements;

•	reviewing and making recommendations to our board of directors regarding any changes to or grants under our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs;

•	reviewing our process and procedures for the consideration and determination of director and executive officer compensation; and

•	preparing the compensation committee report that the Securities and Exchange Commission requires in our annual proxy statement.
Our compensation committee operates under a written charter that satisfies the applicable rules of the Securities and Exchange Commission and the listing standards of               .
Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of David DeWalt, Rami Kalish, Richard Anton and T. Kent Elliott, with Mr. Elliott serving as chair of the committee. Our nominating and corporate governance committee is responsible for, among other things:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

•	developing and recommending to our board of directors a set of corporate governance guidelines;

•	reviewing and recommending to our board of directors the composition of the committees of our board of directors;

•	making recommendations for director continuing education;

•	reviewing and assessing the adequacy of the nominating and corporate governance committee’s charter and submitting any changes to our board of directors for approval;

•	performing an evaluation of the performance of the nominating and corporate governance committee; and

•	overseeing the evaluation of our board of directors and management.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules of the Securities and Exchange Commission and the listing standards of               .
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee, or other board committee performing equivalent functions, of any entity that has one or more executive officers serving on our compensation committee or our board of directors. We have had a compensation committee since 2002. Prior to establishing our compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.
A member of our board of directors and compensation committee, Theresia Gouw, is a partner at Aspect Ventures L.P., or Aspect Ventures. Entities affiliated with Aspect Ventures purchased 842,672 shares of our Series G redeemable convertible preferred stock for a total purchase price of $9,999,989 in November 2015 and 216,198 shares of our Series F redeemable convertible preferred stock for a total purchase price of $1,000,002 in September 2014.
A member of our board of directors and compensation committee, Rami Kalish, is a partner at Pitango Venture Capital Fund, or Pitango, which is a beneficial owner of more than 5% of our capital stock. Entities affiliated with Pitango purchased 648,570 shares of our Series F redeemable convertible preferred stock for a total purchase price of $2,999,986 in September 2014.
Non-Employee Director Compensation
Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. Other than as set forth in the table and described more fully below, we did not pay any compensation, including equity awards, to any of the non-employee members of our board of directors in 2015. During 2015, T. Kent Elliott was an employee director as he served as interim Chief Executive Officer for a portion of the year. He is currently a non-employee director. During 2015, Michael DeCesare was our employee. Each of Messrs. Elliott’s and DeCesare’s compensation is discussed in the section titled “Executive Compensation.”

The table below shows the total compensation earned by our Chairman of the Board, our Vice-Chairman of the Board and our non-employee directors during 2015. Mr. Beer was not a director during 2015.
Director Compensation Table

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Hezy Yeshurun, Chairman of the Board(3)	42,104	—	1,348,277	14,626(4)	1,405,007
David DeWalt, Vice-Chairman of the Board(5)	—	1,623,724	8,118,627	—	9,742,351
Richard Anton	—	—	—	—	—
Theresia Gouw	—	—	—	—	—
Mark Jensen(6)	—	—	389,663	—	389,663
Rami Kalish	—	—	—	—	—
Enrique Salem(7)	—	—	3,418,569	—	3,418,569
Doron Shikmoni(8)	—	—	466,800	—	466,800
_____________________

(1)
This amount reflects (i) average fees in Israeli Shekel, or NIS, of NIS 12,124 per month for January 2015 through October 2015, which have been converted into U.S. Dollars at a rate of $1.00 per NIS 3.888, the exchange rate in effect on December 31, 2015 and (ii) fees of $5,460 per month for November 2015 through December 2015.

(2)
The amount reported in this column represents the aggregate grant date fair value of the awards as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These awards were granted under our 2000 Plan.

(3)
As of December 31, 2015, Mr. Yeshurun held (i) an option to purchase 170,000 shares of common stock at an exercise price of $3.99 per share, which vests in 36 equal monthly installments commencing on February 27, 2015, (ii) an option to purchase 129,819 shares of common stock at an exercise price of $4.26 per share, which vests over a four year period, such that one-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following June 29, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following June 29, 2015, (iii) an option to purchase 90,274 shares of common stock at an exercise price of $0.74 per share, which fully vest upon our initial public offering or change of control, and (iv) an option to purchase 86,000 shares of common stock at an exercise price of $1.09, of which one-fourth of the shares subject to the option vested on March 13, 2014, and the remaining shares vest in 36 equal monthly installments thereafter. Vesting is conditioned on Mr. Yeshurun’s continued service to us through the applicable vesting date. All shares subject to the options are early exercisable.

(4)
Amount consists of car payments of NIS 41,672 ($10,718), toll road fees of NIS 3,083 ($793), and payments for fuel costs of NIS 12,113 ($3,115). which amounts have been converted into U.S. Dollars at a rate of $1.00 per NIS 3.888, the exchange rate in effect on December 31, 2015.

(5)
As of December 31, 2015, Mr. DeWalt held (i) restricted stock units covering 335,827 shares of common stock and (ii) 587,698 shares of restricted stock issued upon the early exercise of a stock option that remained subject to a right of repurchase by us as of such date. 100% of the shares subject to the restricted stock units will vest 181 days following the completion of our initial public offering. For the 587,698 shares of restricted stock, our right of repurchase lapses with respect to 13,993 shares of common stock each month commencing on June 16, 2015. For all awards, vesting is conditioned upon Mr. DeWalt’s continued service to us through the applicable vesting date. If we are subject to a change of control while Mr. DeWalt is serving as a director, then all of his restricted stock units will immediately vest and our right of repurchase will immediately lapse with respect to all of his restricted common stock.

(6)
As of December 31, 2015, Mr. Jensen held (i) an option to purchase 78,991 shares of common stock at an exercise price of $4.26 per share, which vests over a four year period, such that one-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following June 29, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following June 29, 2015, and (ii) an option to purchase 146,349 shares of common stock at an exercise price of $2.39 per share, which vests in 48 equal monthly installments a commencing on April 26, 2013. For all awards, vesting is conditioned on Mr. Jensen’s continued service to us through the applicable vesting date. If we are subject to a change of control while Mr. Jensen is serving as a director, then any unvested portion of Mr. Jensen’s option to purchase 146,349 shares of common stock shall accelerate and become fully vested. All shares subject to the options are early exercisable.

(7)
As of December 31, 2015, Mr. Salem held 160,809 shares of restricted stock issued upon the early exercise of a stock option that remained subject to a right of repurchase by us as of such date. Our right of repurchase lapses with respect to 57,800 shares of common stock over a four year period, such that one-fifth of the shares subject to the award vest in equal monthly installments over each of the first and second year periods following June 29, 2015 and three-tenths of the shares subject to the option award vest in equal monthly installments over each of the third and fourth year periods following June 29, 2015. Our right of repurchase lapses with respect to 103,009 shares of restricted stock at a rate of 4,682 shares of common stock each month commencing on June 16, 2015.

(8)
Mr. Shikmoni resigned from our board of directors in June 2015 but continued to work as an employee during 2015. As of December 31, 2015, Mr. Shikmoni held (i) an option to purchase 75,000 shares of common stock at an exercise price of $4.94 per share, which vests monthly over a four year period, such that one-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following July 31, 2015, and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following July 31, 2015, and (ii) an option to purchase 119,000 shares of common stock at an exercise price of $1.09 per share, of which one-fourth of the shares subject to the option vested on March 13, 2014, and the remaining shares subject to the option vest in 36 equal monthly installments thereafter. For all awards, vesting is conditioned on Mr. Shikmoni’s continued service to us through the applicable vesting date. All shares subject to the options are early exercisable.

We do not currently have a formal policy for making equity award grants or paying cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees beginning as of the effective date of the registration statement of which this prospectus forms a part.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, each person who served as our principal executive officer and each of the named executive officers determined under Item 402(m)(2) of Regulation S-K during our fiscal year ended December 31, 2015. We refer to these individuals in this prospectus as our “named executive officers.”

Name and Principal Position	Year	Salary($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Michael DeCesare, Chief Executive Officer and President	2015	291,667(2)	—	7,148,419	6,366,559	342,800(3)	14,149,445
T. Kent Elliott, Interim Chief Executive Officer	2015	79,087(4)	37,500(5)	—	224,762(6)	—	341,349
Pedro Abreu, Chief Strategy Officer	2015	215,795(7)	—	—	3,195,811	65,650(3)	3,477,256
Christopher Harms, Chief Financial Officer	2015	266,428	—	—	933,600	106,909(3)	1,306,938
_____________________

(1)
The amounts in this column represent the aggregate grant date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Mr. DeCesare joined us as our Chief Executive Officer and President in March 2015 and received a prorated portion of his annual base salary of $350,000.

(3)
Amounts in this column represents payment earned under our 2015 Bonus Plan as discussed under the section titled “—Non-Equity Incentive Plan Compensation.” For Mr. DeCesare, the amount represents a prorated portion of his annual target bonus amount of $400,000. For Mr. Abreu, the amount represents a prorated portion of his annual target bonus amount of $130,000.

(4)
Mr. Elliott served as our Interim Chief Executive Officer from July 2014 until February 2015 and received a prorated portion of his annual base salary of $330,000. Mr. Elliott currently serves as a non-employee member of our board of directors.

(5)	The amount represents a discretionary bonus for Mr. Elliott’s service as our Interim Chief Executive Officer during 2015.

(6)	This option award was granted to Mr. Elliott as compensation for his service as the chair of the nominating and corporate governance committee of our board of directors in 2015.

(7)	Mr. Abreu joined us as our Chief Strategy Officer in April 2015 and received a prorated portion of his annual base salary of $320,000.
Non-Equity Incentive Plan Compensation
2015 Bonus Plan
Messrs. DeCesare, Abreu, and Harms each received performance-based bonuses pursuant to the terms of our 2015 Bonus Plan. Under our 2015 Bonus Plan, bonuses were payable semiannually based on company and individual performance goals established by our board of directors for fiscal 2015 and measured over two, semiannual performance periods during 2015. To fund the bonus pool for the applicable performance period, we had to achieve a specified company bookings goal at a minimum of 80%. Achievement of the bookings goal at 100% would fund the bonus pool at the target level. For the first half of 2015, we met 99.6% of our target bookings goal, and for the second half of 2015, we met 101% of our target bookings goal. Each of Messrs. DeCesare, Abreu, and Harms were eligible to earn 70% of his respective target bonus based on the company performance goals and 30% of his target bonus based on individual performance goals. For Messrs. DeCesare and Abreu, the annual bonuses were prorated based on his respective time of employment with us during 2015. Mr. Elliot was not eligible to receive a bonus under the 2015 Bonus Plan while he was Interim Chief Executive Officer because he transitioned out of such interim role in February 2015. The 2015 Bonus Plan required continued employment through the bonus payment date in order to receive a bonus for the applicable performance period. The aggregate amount of bonus payments made to these named executive officers for 2015 is set forth in the “Non-Equity Incentive Plan Compensation” column of the 2015 Summary Compensation Table above.
Executive Employment Arrangements
Michael DeCesare
Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Michael DeCesare, our Chief Executive Officer and President. The confirmatory employment letter will have no specific term and will provide that Mr. DeCesare is an at-will employee. Mr. DeCesare’s current annual base salary is $          and he is eligible for an annual target cash incentive payment equal to     % of his annual base salary.
Pedro Abreu
Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Pedro Abreu, our Chief Strategy Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Abreu is an at-will employee. Mr. Abreu’s current annual base salary is $          and he is eligible for an annual target cash incentive payment equal to     % of his annual base salary.
Christopher Harms
Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Christopher Harms, our Chief Financial Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Harms is an at-will employee. Mr. Harms’ current annual base salary is $          and he is eligible for an annual target cash incentive payment equal to     % of his annual base salary.
Outstanding Equity Awards at 2015 Fiscal Year-End
The following table presents certain information concerning equity awards held by our named executive officers, as of December 31, 2015.

Name	Grant Date	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares of Units of Stock That Have Not Vested ($)(2)
Michael DeCesare	03/10/2015(3)	1,516,931	—	3.99	03/10/2025	—	—
	03/10/2015(4)	—	—	—	—	1,703,221	16,657,501
T. Kent Elliott	09/10/2013(5)	99,888	—	2.39	09/10/2023	—	—
	09/18/2014(6)	405,000	—	3.52	09/18/2024	—	—
	06/29/2015(7)	45,563	—	4.26	06/29/2025	—	—
Pedro Abreu	06/05/2015(8)	471,739	—	4.26	06/05/2025	—	—
	09/29/2015(9)	109,500	—	4.94	09/29/2025	—	—
Christopher Harms	03/27/201(10)	114,446	—	1.09	03/27/2023	28,670	280,393
	09/18/201(11)	70,000	—	3.52	09/18/2024	—	—
	07/31/201(12)	150,000	—	4.94	07/31/2025	—	—
_____________________

(1)
Represents (i) restricted stock unit awards and (ii) shares of restricted stock under the 2000 Plan issued upon the early exercise of stock options, in each case that remain unvested as of December 31, 2015. We have the right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.

(2)
This amount reflects the fair market value of our common stock of $9.78 per share as of August 31, 2016 multiplied by the amount shown in the column for the Number of Shares or Units of Stock That Have Not Vested.

(3)
One-fourth of the shares subject to the option vested on March 1, 2016, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(4)
One-fourth of the shares subject to the restricted stock unit grant vested on March 1, 2016, and the remaining shares subject to the restricted stock unit grant vest in equal quarterly installments over the following three years thereafter; provided, that, following March 1, 2016, no shares underlying the restricted stock unit grant shall vest until the earlier of a change of control or 181 days following our initial public offering, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date.

(5)
One forty-eighth of the shares subject to the option vest monthly commencing on September 10, 2013, subject to Mr. Elliott’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(6)	The shares subject to the option are fully vested and exercisable. The remaining shares subject to the option ceased vesting in the month that Mr. DeCesare commenced his employment with us.

(7)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following June 29, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following June 29, 2015, subject to Mr. Elliott’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(8)
One-fourth of the shares subject to the option vested on April 29, 2016, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Abreu’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(9)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following September 1, 2015, and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following September 1, 2015, subject to Mr. Abreu’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(10)
One-fourth of the shares subject to the option vested on March 11, 2014, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Harms’ continued status as a service provider on each such vesting date. 28,670 of the shares subject to the option were issued upon early exercise of stock options and remain subject to further vesting. All shares subject to the option are early exercisable.

(11)
One forty-eighth of the shares vest monthly commencing on July 24, 2014, subject to Mr. Harms’ continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(12)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second year periods following July 31, 2015, and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth year periods following July 31, 2015, subject to Mr. Harms’ continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

Employee Benefits and Stock Plans
2017 Equity Incentive Plan
Our board of directors is expected to adopt, and we expect our stockholders to approve, our 2017 Equity Incentive Plan, referred to as our 2017 Plan, prior to the completion of this offering. Subject to the board of directors and stockholder approval, the 2017 Plan will be effective one business day prior to the effectiveness of the registration statement of which this prospectus forms a part and is not expected to be used until after the completion of this offering. Our 2017 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock units, performance shares, and performance awards to our employees, directors and consultants, and employees and consultants of our parent and subsidiary corporations and any entity that directly or indirectly is in control of, is controlled by, or is in common control with us.
Authorized Shares. A total of               shares of our common stock are reserved for issuance pursuant to the 2017 Plan. In addition, the shares reserved for issuance under our 2017 Plan include shares subject to outstanding awards granted under our

2000 Stock Option and Incentive Plan, referred to as our 2000 Plan, that, after the termination of our 2000 Plan, are terminated, expire or otherwise terminate without having been exercised in full, and shares previously issued pursuant to our 2000 Plan that are forfeited to us, tendered to or withheld by us for the payment of an award’s exercise price or for tax withholding, or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2017 Plan pursuant to the provision described in this sentence is               shares). The number of shares available for issuance under our 2017 Plan also will include an annual increase on the first day of each fiscal year beginning in 2018, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such number of shares as the administrator may determine, as determined no later than the last day of the immediately prior fiscal year.
In addition, if an option or stock appreciation right granted under the 2017 Plan expires or becomes unexercisable without having been exercised in full or is surrendered under an award exchange program, then unissued shares subject to the award will become available for future issuance under the 2017 Plan. Only shares actually issued pursuant to a stock appreciation right (i.e., the net shares issued) will cease to be available under the 2017 Plan; all remaining shares originally subject to the stock appreciation right will remain available for future issuance. Shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, performance stock units, and stock-settled performance awards that are reacquired by us due to failure to vest or are forfeited to us will become available for future issuance under the 2017 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will become available for future issuance under the 2017 Plan. If any portion of an award granted under the 2017 Plan is paid in cash rather than shares, that cash payment will not reduce the number of shares available for issuance under the 2017 Plan.
Shares under the 2017 Plan may be our authorized but unissued common stock or our common stock issued and then reacquired by us.
Plan Administration. Our board of directors or a committee of our board of directors (such as our compensation committee) or other individuals satisfying applicable laws appointed by our board of directors will administer our 2017 Plan. The administrator will have the power to administer our 2017 Plan, including but not limited to, the power to interpret the terms of our 2017 Plan and awards granted under it, to create, amend, and revoke rules relating to our 2017 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also will have the authority to amend existing awards including to increase or reduce the exercise price of an outstanding award, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type, and/or cash.
Stock Options. Stock options may be granted under our 2017 Plan. The per share exercise price of incentive stock options granted under our 2017 Plan must at least be equal to the fair market value of a share of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock or the stock of any of our parent or subsidiaries, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our common stock on the grant date. Subject to the provisions of our 2017 Plan, the administrator will determine the exercise price and term of all other options. The administrator will determine the methods of payment of the exercise price of an option, which may include, to the extent permitted by applicable law, cash, shares, or other property acceptable to the administrator, as well as other types of consideration.
After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term, except in certain circumstances where the exercise period is extended due to the exercise of the option being prevented by applicable laws.
Restricted Stock. Restricted stock may be granted under our 2017 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose any conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. Restricted stock units, or RSUs, may be granted under our 2017 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of RSUs, including the number of units granted, any vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Stock Appreciation Rights. Stock appreciation rights may be granted under our 2017 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2017 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement.
Performance Stock Units, Performance Shares, and Performance Awards. Performance stock units, performance shares, and performance awards may be granted under our 2017 Plan. Performance stock units, performance shares, and performance awards are awards that will result in a payment to a participant generally if the performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance stock units, performance shares, and performance awards to be paid out to participants. After the grant of a performance stock unit, performance share, or performance award, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance stock unit, performance share, or performance award. Performance stock units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Performance awards will have threshold, target, and maximum payout values established by the administrator on or prior to the grant date. The administrator, in its sole discretion, may pay earned performance stock units, performance shares, or performance awards in the form of cash, shares, or some combination thereof.
Non-Employee Directors. Our 2017 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2017 Plan. In order to provide an annual maximum limit on the awards that can be made to our non-employee directors, our 2017 Plan provides that in any given fiscal year a non-employee director may not be granted awards under the 2017 Plan with a grant date fair market value (determined under U.S. generally accepted accounting principles with respect to awards) greater than $     , increased to $     in connection with his or her initial service as a non-employee director. Awards granted to a non-employee director for services as an employee or consultant (other than a non-employee director) will not count toward these limits. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2017 Plan in the future. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2017 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.
Certain Adjustments. In the event of certain changes in our capitalization such as an extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of our common stock or other securities, issuance of warrants or other rights to acquire our securities, other change in our corporate structure affecting our common stock, or any similar equity restructuring transaction, then to prevent diminution or enlargement of the benefits or potential benefits available under our 2017 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2017 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2017 Plan in such a manner as it deems equitable.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants that all awards will terminate immediately prior to the consummation of such proposed transaction. Any outstanding awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2017 Plan provides that in the event of a merger or change in control, as defined under our 2017 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation does not continue any outstanding award (or some portion of any award) in accordance with the terms of our 2017 Plan, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. With respect to awards granted to an outside director, the participant will fully vest in and have the right to exercise any outstanding options and stock appreciation rights, all restrictions on other outstanding awards will lapse, and with respect to any awards with performance-based vesting, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels.
Forfeiture and Clawback. All awards granted under our 2017 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of certain accounting restatements, certain award recipients will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.
Amendment; Termination. Our 2017 Plan automatically terminates in 2027, unless we terminate it sooner. The administrator has the authority to amend, alter, suspend, or terminate our 2017 Plan provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2017 Plan.
2000 Stock Option and Incentive Plan, as amended
Our board of directors and our stockholders adopted our 2000 Plan in December 2000. Our 2000 Plan was most recently amended in               .
Authorized Shares. Our 2000 Plan will be terminated in connection with this offering, and accordingly, after such termination, no shares will be available for issuance under this plan. Our 2000 Plan will continue to govern outstanding awards granted thereunder. Our 2000 Plan provides for the grant of incentive stock options, nonqualified stock options, shares including restricted stock, and restricted stock units. As of September 30, 2016, options to purchase 18,806,090 shares of our common stock and 2,078,242 shares subject to restricted stock units remained outstanding under our 2000 Plan. Additionally, 729,601 shares of restricted stock remained subject to forfeiture as of such date.
Plan Administration. Our board of directors, or one or more committees thereof appointed by our board of directors, has the authority to administer the 2000 Plan. Following this offering, our compensation committee will administer the 2000 Plan. Subject to the provisions of our 2000 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2000 Plan. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type and/or cash. All decisions, interpretations and other actions of the administrator will be final and binding on all participants.
Stock Options. Stock options may be granted under our 2000 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years from the date of grant. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of any parent or subsidiary corporations, may not have a term in excess of five years. Any stock option held by such a participant must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other consideration acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for at least three months after termination. If termination is due to disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least six months after termination. If termination is due to death, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least 12 months after termination. If the termination is for cause, as defined in the 2000 Plan, the option will expire on the date of termination or such later date as the administrator may determine. However, in no event may an option be exercised after the expiration of its term.
Shares and Restricted Stock. Shares of our common stock including restricted stock may be granted under our 2000 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted stock granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of any parent or subsidiary corporations, may not have a purchase price of less than 100% of the fair market value per share of our common stock on the date of grant. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.
Restricted Stock Units. Restricted stock units may be granted under our 2000 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2000 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Restricted stock units may be settled in cash or shares of our common stock.
Special Provisions for Israeli Participants. Our 2000 Plan includes special provisions that are applicable only to residents of the State of Israel in order to comply with applicable Israeli legal requirements or otherwise achieve favorable tax consequences for participants of the 2000 Plan under applicable Israeli law.
Transferability of Options. Our 2000 Plan generally does not allow for the transfer of options, and generally only the recipient of an option may exercise such an award during his or her lifetime.
Adjustments. In the event of certain changes in our capitalization such as a subdivision of our common stock, declaration of a dividend payable in common stock, declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the fair market value of our common stock, a combination or consolidation of outstanding common stock into a lesser number of shares of common stock, recapitalization, spin-off, or reclassification, then our board of directors will make appropriate adjustments to the number of shares reserved under our 2000 Plan, the exercise prices of, and the number of shares subject to, outstanding options.
Merger or Change in Control. Our 2000 Plan provides that if we are party to a merger or consolidation, such agreement may provide for (i) the continuation of such outstanding option by the surviving company; (ii) the assumption of the 2000 Plan and such outstanding option by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding options; (iv) the full exercisability of such outstanding options and full vesting of the shares subject to such options, followed by cancellation of such options; (v) the settlement of the full value of such outstanding options (whether or not then exercisable) in cash or cash equivalents, followed by the cancellation of such options; or (vi) any other action permitted by applicable law.
Amendment; Termination. Our board of directors may amend, suspend or terminate the 2000 Plan at any time and for any reason, provided that certain amendments require the approval of our stockholders.
Executive Incentive Compensation Plan
Our compensation committee is expected to adopt an Executive Incentive Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Bonus Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.
Under the Bonus Plan, our compensation committee, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as MBOs, peer reviews or other subjective or objective criteria. As determined by our compensation committee, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit, or company-wide basis. The performance goals may differ from participant to participant and from award to award.
Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards are paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our compensation committee, but in no event later than the later of March 15 of the following calendar year or the 15th day of the third month of the following fiscal year. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the award is paid.
Our board of directors or our compensation committee, in their sole discretion, may alter, suspend, or terminate the Bonus Plan at any time and for any reason, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award already earned by such participant.
401(k) Plan
We maintain our 401(k) Savings Plan, referred to as our 401(k) Plan, a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2015, we made contributions to the 401(k) Plan of $520,000. A participant’s contributions are allocated to the participant’s individual account on a pre-tax basis, or on a post-tax basis with respect to the Roth 401(k) plan component. The contributions are invested in selected investment alternatives according to the participants’ directions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan (other than with respect to the Roth 401(k) plan component) and any earnings on contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.
Limitation on Liability and Indemnification Matters
Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the U.S. federal securities laws or other state or U.S. federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with our current directors and officers. These agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock or any immediate family member of, or person sharing a household with, and of these individuals or entities had or will have a direct or indirect material interest.

Private Placements
Series G Preferred Stock Transaction
In November 2015 and January 2016, we issued and sold an aggregate of 6,689,088 shares of our Series G redeemable convertible preferred stock at a purchase price of $11.8670 per share, for an aggregate purchase price of approximately $79.4 million. Each share of our Series G redeemable convertible preferred stock will convert into one share of our common stock upon the completion of this offering. Purchasers of our Series G redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Aspect Ventures(1)	842,672	$9,999,989
Entities affiliated with Wellington Management Company(2)	4,826,872	$57,280,490
_____________________

(1)
Entities affiliated with Aspect Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Aspect Ventures, L.P. and Aspect Ventures I-A, L.P. Theresia Gouw, a member of our board of directors, is a partner at Aspect Ventures.

(2)
Entities affiliated with Wellington Management Company holding our securities whose shares are aggregated for purposes of reporting share ownership information include Hartford Global Capital Appreciation Fund, Global Multi-Strategy Fund, The Hartford Growth Opportunities Fund, The Hartford Capital Appreciation Fund, Hartford Growth Opportunities HLS Fund, Hadley Harbor Master Investors (Cayman) L.P. and Ithan Creek Master Investors (Cayman) L.P.

Series F Preferred Stock Transaction
In September 2014 and October 2014, we issued and sold an aggregate of 6,485,927 shares of our Series F redeemable convertible preferred stock at a purchase price of $4.6254 per share, for an aggregate purchase price of approximately $30.0 million. Each share of our Series F redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering. Purchasers of our Series F redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series F Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel (1)	648,593	$3,000,002
Entities affiliated with Amadeus Capital(2)	2,378,173	$11,000,001
Aspect Ventures L.P.(3)	216,198	$1,000,002
Entities affiliated with Meritech Capital Partners(4)	1,080,988	$5,000,002
Entities affiliated with Pitango(5)	648,570	$2,999,986
_____________________

(1)
Entities affiliated with Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information include Accel VIII L.P., Accel Internet Fund IV L.P. and Accel Investors 2000 L.L.C.

(2)
Entities affiliated with Amadeus Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Amadeus IV Velocity Fund LP and Amadeus EII LP. Richard Anton, a member of our board of directors, is a partner at Amadeus Capital.

(3)	Theresia Gouw, a member of our board of directors, is a partner at Aspect Ventures L.P.

(4)
Entities affiliated with Meritech Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P.

(5)
Entities affiliated with Pitango holding our securities whose shares are aggregated for purposes of reporting share ownership information include Pitango Venture Capital Fund III (USA) L.P., Pitango Venture Capital Fund III (USA) Non-Q L.P., Pitango Principals Fund III (USA) L.P., Pitango Parallel Investor Fund III (USA) L.P., Pitango Venture Capital Fund III (Israeli Investors) L.P. and Pitango Venture Capital Fund III Trusts 2000 Ltd. Rami Kalish, a member of our board of directors, is a partner at Pitango.

Warrants to Purchase Common Stock
In September 2014 and October 2014, in connection with our Series F preferred stock financing, we issued warrants to purchase common stock, or the Common Stock Warrants, to the investors who purchased shares of our Series F redeemable convertible preferred stock, including Aspect Ventures L.P., entities affiliated with Amadeus Capital, entities affiliated with Accel, entities affiliated with Meritech Capital Partners and entities affiliated with Pitango. Each Common Stock Warrant has an exercise price of $0.001 per share, which may be adjusted for any subdivisions or reclassifications of our common stock. Each Common Stock Warrant represents the right to purchase a number of shares of our common stock calculated based on: the number of shares of our common stock that each share of our Series F redeemable convertible preferred stock will convert into pursuant to our amended and restated certificate of incorporation, in connection with this offering; the number of shares of our Series F redeemable convertible preferred stock sold to the investor holding the Common Stock Warrant; and the price per share of our common stock in this offering as stated on the cover page of the final prospectus relating to this offering. If the initial public offering price of our common stock in this offering is equal to or greater than $8.50 per share, then the calculation used to determine the number of shares of common stock exercisable pursuant to each Common Stock Warrant will produce a number of shares of common stock that is equal to or less than zero, in which case, each Common Stock Warrant will terminate. If the initial public offering price is less than $8.50 per share, then each Common Stock Warrant shall become exercisable and shall remain exercisable until the earlier of the first anniversary of the closing of this offering or until our liquidation, dissolution, winding up, merger, acquisition or sale of all or substantially all of our assets. Based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus,               shares of our common stock are issuable upon the exercise of the Common Stock Warrants. The Common Stock Warrants may be exercised and paid with cash or on a net exercise basis. The holders of our Common Stock Warrants are each a party to our amended and restated investors’ rights agreement, which includes certain registration rights with respect to the shares of common stock held by the investors, including any shares purchased pursuant to the exercise of the Common Stock Warrants. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement with our founders, including Hezy Yeshurun, and the holders of our redeemable convertible preferred stock, including entities affiliated with Wellington Management Company,

Amadeus Capital, Aspect Ventures, Meritech Capital Partners, Accel and Pitango, each of which beneficially owns more than 5% of our capital stock or is affiliated with a member of our board of directors. This agreement provides, among other things, that holders of our redeemable convertible preferred stock have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Right of First Refusal
Pursuant to our equity compensation plans and the investors’ rights agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. Since January 1, 2013, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including certain our related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.
Limitation of Liability and Indemnification of Directors and Executive Officers
We have entered into indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”
The underwriting agreement provides for indemnification by the underwriters of us and our directors and executive officers for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.
Relationship with FireEye, Inc.
David DeWalt, a member of our board of directors and our Vice-Chairman since June 2015, previously served as the chief executive officer of FireEye, Inc., or FireEye, a global network cybersecurity company, from November 2012 until June 2016 and currently serves as its Executive Chairman of the Board. We maintain several on-going commercial relationships with FireEye, including a reciprocal vendor-customer relationship, an Alliance Partner relationship, a technology partner relationship, and a joint-sponsor relationship related to marketing programs.
In 2016, we purchased products and services from FireEye pursuant to the terms of a product and service purchase agreement and paid FireEye approximately $158,000 under the terms of this agreement. For the year ended December 2015 and in the nine months ended September 30, 2016, we sold ForeScout products and services to FireEye and received payments from FireEye of approximately $790,000. In March 2013, we entered into a technology partnership arrangement with FireEye which focuses on the integration and interoperability between our respective security products. For the year ended December 31, 2014 and in the nine months ended September 30, 2016, we incurred fees of approximately $17,000 and $43,800, respectively, under the terms of the 2013 technology partnership arrangement with FireEye, and we expect to incur additional fees under this arrangement in the ordinary course of business following the completion of this offering. In January 2016, we entered into a mutual referral fee partnership arrangement with FireEye to increase market opportunities for both FireEye’s and our product and service offerings. We have not received any fees from FireEye or paid any fees to FireEye under this relationship. Additionally, we have entered into a number of agreements with FireEye related to the joint sponsorship of marketing events. For the year ended December 31, 2015 and in the nine months ended September 30, 2016, we incurred fees of approximately $76,500 and $112,500, respectively, under these joint sponsorship agreements.
Executive Arrangements and Separation Agreements
On July 22, 2014, we entered into a separation agreement and release, or the Separation Agreement, with Gordon Boyce, our former chief executive officer. In connection with the Separation Agreement and the release of claims, Mr. Boyce was paid $427,689.27 and received reimbursement for up to 12 months of COBRA premiums following his termination.

Promissory Note and Call Option Agreement
In March 2013, we entered into a secured non-recourse promissory note and call option purchase agreement with Mr. Boyce, certain entities affiliated with Meritech Capital Partners and certain entities affiliated with Amadeus Capital. Pursuant to the agreement, the investors purchased from Mr. Boyce promissory notes in the principal amount of $891,720 and an option to purchase an aggregate of 400,000 shares of our common stock held by Mr. Boyce for an exercise price of $2.2293 per share. In January 2015, the investors exercised the call option to purchase an aggregate of 400,000 shares of our common stock from Mr. Boyce in exchange for forgiveness of the secured non-recourse promissory note between Mr. Boyce and the investors.
Policies and Procedures for Related Party Transactions
Our audit committee has adopted a formal written policy providing that our audit committee is responsible for reviewing “related party transactions,” which are transactions (i) in which we were, are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and (iii) in which a related person had, has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members, in each case, since the beginning of the most recently completed year. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee. In determining whether to approve or ratify any such proposal, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related party’s interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements of executive officers, (ii) certain director compensation arrangements, (iii) transactions with another company at which a related party’s only relationship is as an employee, other than an executive officer or director, or beneficial owner of less than 5% of that company’s shares, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related party’s only relationship is as an employee, other than an executive officer or director, if the aggregate amount involved does not exceed the greater of $100,000 or 2% of the charitable organization’s total annual receipts and (v) transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2016, as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.
We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership prior to this offering is based on 61,893,179 shares of common stock outstanding as of October 31, 2016, assuming the automatic conversion of our redeemable convertible preferred stock into common stock as of immediately prior to the completion of this offering. For purposes of the table below, we have assumed that               shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by such person that are currently exercisable or exercisable within 60 days of October 31, 2016. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ForeScout Technologies, Inc., 190 West Tasman Drive, San Jose, California 95134.

Name of Beneficial Owner+	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Accel(1)	9,502,784	15.4%		%
Entities affiliated with Amadeus Capital(2)	12,183,011	19.7%		%
Entities affiliated with Meritech Capital Partners(3)	8,299,771	13.4%		%
Entities affiliated with Pitango(4)	8,727,277	14.1%		%
Entities affiliated with Wellington Management Company, LLP and certain of its investment advisory clients(5)	4,826,872	7.8%		%
Executive Officers and Directors:
Michael DeCesare(6)	2,107,737	3.3%		%
Pedro Abreu(7)	581,239	*		%
Christopher Harms(8)	586,417	*		%
Darren J. Milliken(9)	348,000	*		%
Hezy Yeshurun(10)	1,130,869	1.8%		%
David DeWalt(11)	1,679,137	2.7%		%
Richard Anton(12)	12,183,011	19.7%		%
James Beer	—	*		%
T. Kent Elliott(13)	1,032,121	1.7%		%
Theresia Gouw(14)	1,234,459	2.0%		%
Mark Jensen(15)	225,340	*		%
Rami Kalish(16)	8,727,277	14.1%		%
Enrique Salem(17)	917,748	1.5%		%
All current directors and executive officers as a group (13 persons)(18)	30,753,355	46.5%		%
_____________________

*	Represents beneficial ownership of less than one percent (1%).

+
Options to purchase shares of our capital stock included in this table are generally early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(1)
Consists of (i) 7,406,580 shares held of record by Accel VIII L.P. (“Accel VIII”); (ii) 1,454,838 shares held of record by Accel Internet Fund IV L.P. (“Fund IV”); and (iii) 641,366 shares held of record by Accel Investors 2000 L.L.C. (“Investors 2000”). Accel VIII Associates LLC (“Accel Associates”), the general partner of Accel VIII and Fund IV, has sole voting and dispositive power with respect to the shares held by Accel VIII and Fund IV. Jim Breyer, Arthur Patterson, Carter Sednaoui, Jim Swartz and Peter Wagner are the managing members of Investors 2000 and share voting and dispositive power over the securities held by Investors 2000. Jim Breyer, Arthur Patterson and Jim Swartz are the managing members of Accel Associates and share voting and dispositive power over the securities held by Accel Associates. The address for each of these entities is 428 University Avenue, Palo Alto, California 94301.

(2)
Consists of (i) 4,193,684 shares held of record by Amadeus II ‘A’ (“Amadeus A”); (ii) 2,795,787 shares held of record by Amadeus II ‘B’ (“Amadeus B”); (iii) 1,957,084 shares held of record by Amadeus II ‘C’ (“Amadeus C”); (iv) 93,168 shares held of record by Amadeus II ‘D’ GmbH & Co KG (“Amadeus GmbH”); (v) 279,569 shares held of record by Amadeus II Affiliates Fund L.P. (“Affiliates Fund”); (vi) 1,144,889 shares held of record by Amadeus IV Velocity Fund L.P. (“Velocity Fund”); (vii) 1,297,185 shares held of record by Amadeus EII L.P. (“Amadeus EII”); and (viii) 421,645 shares held of record by Amadeus EI L.P. (“Amadeus EI” and collectively, the “Amadeus Entities”). Amadeus Capital Partners Limited (“Amadeus Limited”), the general partner of the Amadeus Entities, has sole voting and dispositive power with respect to the shares held by the Amadeus Entities. Anne Glover, Hermann Hauser, Andrea Traversone and Richard Anton are the general partners of Amadeus Limited and share voting and dispositive power with respect to the shares held by the Amadeus Entities. The address for the Amadeus Entities is Mount Pleasant House, 2 Mount Pleasant, Cambridge CB3 0RN, UK.

(3)
Consists of (i) 61,417 shares held of record by MCP Entrepreneur Partners II L.P. (“MCP”); (ii) 206,611 shares held of record by Meritech Capital Affiliates II L.P. (“Capital Affiliates”); and (iii) 8,031,743 shares held of record by Meritech Capital Partners II L.P. (“Capital Partners” and collectively, the “Meritech Entities”). Meritech Capital Associates II L.L.C. (“Meritech Capital”), the general partner of the Meritech Entities, has sole voting and dispositive power with respect to the shares held by the Meritech Entities. Meritech Management Associates II L.L.C. (“Meritech Associates”), managing member of Meritech Capital, has sole voting and dispositive power with respect to the shares held by Meritech Capital. Paul Madera, Mike Gordon and Rob Ward, managing members of Meritech Associates, share the voting and dispositive power with respect to the shares held by Meritech Associates. The address for the Meritech Entities is 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(4)
Consists of (i) 5,434,680 shares held of record by Pitango Venture Capital Fund III (USA) L.P.; (ii) 502,414 shares held of record by Pitango Venture Capital Fund III (USA) Non-Q L.P.; (iii) 1,469,578 shares held of record by Pitango Venture Capital Fund III (Israeli Investors) L.P.; (iv) 191,295 shares held of record by Pitango Principals Fund III (USA) L.P.; (v) 746,710 shares held of record by Pitango Parallel Investor Fund III (USA) L.P (collectively, the “Pitango Entities”); and (vi) 382,600 shares held of record by Pitango Venture Capital Fund III Trusts 2000 Ltd. (“Pitango Trusts”). Pitango VC Fund III GP (“GP”), the sole general partner of the Pitango Entities, has sole voting and dispositive power with respect to the shares held by the Pitango Entities.  The partners of the GP are eight private companies (the “Principal Funds”) that are each owned by one of the following individuals: Rami Beracha, Bruce Crocker, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Isaac Shrem and Zeev Binman, respectively (the “Principals”), share voting and dispositive power with respect to the shares held by GP.  The Principals, managing members of Pitango Trusts, share voting and dispositive power with respect to the shares held by Pitango Trusts. The address for the above listed entities is 11 HaMenofim Street, Building B, Herzeliya 46725, Israel.

(5)
Consists of: (i) 26,099 shares held by Hartford Global Capital Appreciation Fund; (ii) 9,157 shares held by Global Multi-Strategy Fund; (iii) 879,475 shares held by The Hartford Growth Opportunities Fund; (iv) 52,337 shares held by The Hartford Capital Appreciation Fund; (v) 236,310 shares held by Hartford Growth Opportunities HLS Fund; (vi) 3,370,692 shares held by Hadley Harbor Master Investors (Cayman) L.P. and (vii) 252,802 shares held by Ithan Creek Master Investors (Cayman) L.P. Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the advisor to these entities. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts. The address for each of the above referenced entities is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

(6)	Consists of (i) 425,806 shares held of record by Mr. DeCesare; 1,681,931 shares subject to options exercisable within 60 days of October 31, 2016, 694,596 of which are fully vested as of such date.

(7)	Consists of 581,239 shares subject to options exercisable within 60 days of October 31, 2016, 223,934 of which are fully vested as of such date.

(8)
Consists of (i) 32,046 shares held of record by Mr. Harms; (ii) 219,925 shares held of record by Harms Family Trust Dated April 20, 2006, for which Mr. Harms and Cassandra R. Harms serve as Trustees, of which 5,734 were issued upon early exercise of stock options and remained subject to further vesting within 60 days of October 31, 2016; and (iii) 334,446 shares subject to options exercisable within 60 days of October 31, 2016, 179,572 of which are fully vested as of such date. In connection with a personal loan, Mr. Harms has entered into a Consumer Pledge Agreement dated September 28, 2015, pursuant to which Mr. Harms has granted to the lender a security interest in 128,182 shares of our common stock held by Mr. Harms and (ii) an option agreement dated September 28, 2015, pursuant to which Mr. Harms has granted to the optionee an option to purchase 32,046 shares of our common stock.

(9)	Consists of (i) 348,000 shares subject to options exercisable within 60 days of October 31, 2016, 193,625 of which are fully vested as of such date.

(10)
Consists of (i) 654,776 shares held of record by the Yeshurun Family Trust; and (ii) 476,093 shares subject to options exercisable within 60 days of October 31, 2016, 223,460 of which are fully vested as of such date.

(11)
Consists of (i) 1,679,137 shares held of record by Mr. DeWalt, of which 419,784 were issued upon early exercise of stock options and remained subject to further vesting within 60 days of October 31, 2016.

(12)
Consists of the shares listed in footnote (2) above, which are held by the Amadeus Entities. Mr. Anton is a general partner at Amadeus Limited and shares voting and dispositive power with respect to the shares held by the Amadeus Entities.

(13)
Consists of (i) 481,670 shares held of record by Mr. Elliott; and (ii) 550,451 shares subject to options exercisable within 60 days of October 31, 2016, 499,829 of which are fully vested as of such date.

(14)
Consists of (i) 1,025,959 shares held of record by Aspect Ventures, L.P. (Aspect Ventures); and (ii) 208,500 shares held of record by Aspect Ventures I-A, L.P. (Aspect I-A). Aspect Ventures Management, LLC (Aspect Management), the general partner of Aspect Ventures and Aspect I-A, has sole voting and dispositive power with respect to the shares held by Aspect Ventures and Aspect I-A. Ms. Gouw and Jennifer Fonstad are the managing partners of Aspect Management and share voting and dispositive power with respect to the shares held by Aspect Management.

(15)	Consists of 225,340 shares subject to options exercisable within 60 days of October 31, 2016, 157,851 of which are fully vested as of such date.

(16)
Consists of the shares listed in footnote 4 above, which are held by the Pitango Entities. Mr. Kalish is one of the Principals of the Principal Funds, which shares voting and dispositive power with respect to the shares held by GP, which has sole voting and dispositive power with respect to the shares held by the Pitango Entities.

(17)	Consists of (i) 917,748 shares held of record by Mr. Salem, of which 91,777 were issued upon early exercise of stock options and remained subject to further vesting within 60 days of October 31, 2016.

(18)
Consists of (i) 26,555,855 shares beneficially owned by our current officers and directors, of which 517,295 shares may be repurchased by us at the original purchase price as of October 31, 2016 and (ii) 4,197,500 shares subject to options exercisable within 60 days of October 31, 2016, of which 2,172,867 shares are fully vested.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Immediately following the completion of this offering, our authorized capital stock will consist of               shares, with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.
As of September 30, 2016, there were               shares of our common stock outstanding, held by approximately               stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock effective immediately prior to the completion of this offering. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of               , to issue additional shares of our capital stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of redeemable convertible preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributed ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Warrants
As of September 30, 2016, warrants to purchase 466,049 shares of our common stock at a weighted exercise price of $3.31 per share were outstanding.
As of September 30, 2016, warrants to purchase               shares of our common stock, or the Common Stock Warrants, were outstanding, based on an exercise price equal to the assumed initial public offering price of $     , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $8.50 per share, then the Common Stock Warrants will terminate at the closing of this offering and shall not be exercisable for any shares of our common stock).
As of September 30, 2016, warrants to purchase 585,724 shares of our Series E-1 redeemable convertible preferred stock were outstanding at an exercise price of $3.00 per share. Upon the completion of this offering, these warrants will become exercisable for 585,724 shares of common stock.
Except for certain warrants to purchase 150 shares of our common stock, each of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying shares at the time of exercise of the warrant after deduction of a number of shares equal in value to the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Except for certain warrants to purchase 150 shares of our common stock, the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail below under the heading titled “—Registration Rights.”
Registration Rights
Following the completion of this offering, the holders of shares of our common stock issued upon the conversion of our preferred stock and upon the exercise of outstanding warrants, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights, and Form S-3 registration rights. In any registration made pursuant to such investors’ rights agreement, all expenses (other than underwriting discounts and commissions and stock transfer taxes applicable to the securities registered by the selling stockholders) of underwritten registrations will be borne by us.
Demand Registration Rights
Following the six-month anniversary of the completion of this offering until the fifth anniversary of the completing of this offering, the holders of an aggregate of               shares of our common stock (assuming that the Common Stock Warrants will terminate at the closing of this offering), or their permitted transferees, will be entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We will not be required to effect a demand registration within the period 180 days following the effective date of, a registration statement relating to a public offering of our securities. We may defer the filing of a registration statement once during any 12 month period for a period of not more than 90 days, if it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time.
Piggyback Registration Rights
Following the completion of this offering, the holders of an aggregate of               shares of our common stock (assuming that the Common Stock Warrants will terminate at the closing of this offering) or their permitted transferees will be entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares will be entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in our amended and restated investors’ rights agreement.
Form S-3 Registration Rights
Following the completion of this offering, the holders of an aggregate of               shares of our common stock (assuming that the Common Stock Warrants will terminate at the closing of this offering) or their permitted transferees will also be entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 40% of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to have such shares registered by us. We are required to effect only two registrations during any 12 month period pursuant to this provision of the amended and restated investors’ rights agreement. We may defer the filing of the Form S-3 registration statement once during any 12 month period for a period of not more than 90 days, if it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time.
Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.
Undesignated Preferred Stock. As discussed above under the section titled “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.
In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by our board of directors, chairperson of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer). A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be               . The transfer agent’s address is               .
Exchange Listing
We intend to apply to list our common stock on               under the symbol “               .”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering or the possibility that these sales may occur, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.
Upon the completion of this offering, a total of               shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon the completion of this offering. Of these shares, all               shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, of 1933, as amended, or the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining outstanding shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, substantially all restricted securities will be available for sale in the public market at various times beginning more than 180 days (subject to extension) after the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Substantially all Rule 701 shares are subject to a lock-up agreement as described below and elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements
We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock;

•
demand the filing of any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or publicly announce its intention to enter into any of the foregoing transactions; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions as set forth in the section titled “Underwriters.”
Rule 10b5-1 Trading Plans
Following the completion of this offering, certain of our executive officers and directors may adopt written plans, known as “Rule 10b5-1 trading plans,” under which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such executive officer or director in connection with this offering.
Registration Rights
Upon the completion of this offering, the holders of               shares of common stock (assuming that the Common Stock Warrants will terminate at the closing of this offering) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Registration Statements on Form S-8
Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans and ESPP. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock purchased in this offering but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.
This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our common stock, other than a partnership, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussion below regarding effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange, or other disposition of our common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•
you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance
The Foreign Account Tax Compliance Act, or FATCA, generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS
Under the terms and subject to the conditions to be contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, will severally agree to purchase, and we will agree to sell to them the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to               additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional               shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, up to $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We intend to apply to list our common stock               under the trading symbol “               .”
We, all directors and officers and the holders of all of our outstanding equity securities have agreed or will agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•
offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any securities so owned convertible into or exercisable or exchangeable for shares of common stock, or publicly announce its intention to enter into any of the foregoing transactions;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullet points is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•
in the case of our directors, officers and security holders, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

•
in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	make any public announcement of any intention to do any of the foregoing.
The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus or the transfer by a security holder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase common stock on a “cashless” or “net exercise” basis; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made during the restricted period;

•
transfers by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to agreements under which the shares were issued and we have the option to repurchase such shares or securities; provided that no filing under Section 16(a) the Exchange Act is required or voluntarily made during the restricted period;

•
transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period;

•
transfers by a security holder of shares of common stock or any security convertible into or exchangeable for common stock (i) to an immediate family member of the security holder or trust formed for the benefit of an immediate family member of the security holder, (ii) as a bona fide gift, or by will or intestacy, (iii) not involving a change to beneficial ownership, or (iv) if the security holder is a corporation, partnership, limited liability company, or other business entity (A) to another corporation, partnership, limited liability company, or other business entity that controls, is controlled by or is under common control with the security holder or (B) as part of a disposition, transfer, or distribution by the security holder to its equity holders, or (v) if the security holder is a trust to a trustor or beneficiary of the trust; provided that in each case, the transferee, donee or distributee signs and delivers a lock-up agreement prior to or upon such transfer, no filing under Section 16 of the Exchange Act is required or voluntarily made during the restricted period, and the transfer does not involve a disposition for value;

•
the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the consummation of a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a Change of Control (as defined in the lockup agreement) after the completion of this offering; provided that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, such shares of common stock remain subject to the terms of the agreement;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or be voluntarily made by or on behalf of the undersigned or us; or

•
the transfer of shares of common stock or any security convertible or exercisable or exchangeable for common stock that occurs by order of a court of competent jurisdiction pursuant to a qualified domestic relations order, subject to customary restrictions.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, Morgan Stanley & Co. LLC will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors we intend to consider in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada
Our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;
(b) to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;
(c) to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or
(d) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).
Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b) where no consideration is or will be given for the transfer;
(c) where the transfer is by operation of law;
(d) as specified in Section 276(7) of the SFA; or
(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Chile
The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Goodwin Procter LLP, Menlo Park, California, is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements of ForeScout Technologies, Inc. as of December 31, 2014 and 2015, and for each of the two years in the period ended December 31, 2015, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC also maintains an Internet Website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that Website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.forescout.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our Website address in this prospectus is an inactive textual reference only.

FORESCOUT TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ForeScout Technologies, Inc.
We have audited the accompanying consolidated balance sheets of ForeScout Technologies, Inc. as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ForeScout Technologies, Inc. at December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
San Francisco, California
March 30, 2016

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2014	December 31, 2015	September 30, 2016	Pro Forma September 30, 2016
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,621	$126,846	$79,595	$
Accounts receivable, net of allowance for doubtful accounts of $346 at December 31, 2014 and $0 at December 31, 2015 and September 30, 2016 (unaudited), respectively	22,346	29,225	31,787
Inventory	339	394	315
Deferred cost of revenue	2,552	93	232
Prepaid expenses and other current assets	2,203	3,420	7,840
Total current assets	70,061	159,978	119,769
Property and equipment, net	3,511	4,823	24,202
Severance pay deposits	1,516	1,493	1,690
Restricted cash	714	3,822	4,021
Other assets	577	754	1,940
Total assets	$76,379	$170,870	$151,622
Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$4,569	$4,703	$3,645
Accrued compensation	12,333	13,152	17,877
Accrued expenses	5,592	9,335	10,005
Customer deposits	2,530	1,818	1,109
Deferred revenue	46,596	51,976	58,821
Notes payable	171	19,449	20,000
Total current liabilities	71,791	100,433	111,457
Warrant liabilities	5,882	5,978	5,599	—
Deferred revenue - non-current	19,860	31,483	34,723
Notes payable - non-current	18,799	—	—
Accrued severance pay liability	1,658	1,658	2,006
Other liabilities	1,573	4,207	10,164
Total liabilities	119,563	143,759	163,949
Commitments and contingencies (Note 4)
Redeemable convertible preferred stock (Note 6)	200,501	279,913	283,854
Stockholders' deficit:
Common stock, $0.001 par value; 75,000,000, 86,376,085, and 86,376,085 shares authorized at December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively 5,515,986, 10,134,319, and 11,566,605 shares issued and outstanding at December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; 61,145,659 shares issued and outstanding pro forma (unaudited)	6	10	12	61
Additional paid-in capital	47,670	65,809	80,388	369,841
Accumulated deficit	(291,361)	(318,621)	(376,581)	(376,581)
Total stockholders’ deficit	(243,685)	(252,802)	(296,181)	(6,679)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$76,379	$170,870	$151,622	$151,622

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(Unaudited)
Revenue:
Product	$40,947	$71,264	$41,950	$68,861
Services	30,166	54,695	33,649	48,550
Total revenue	71,113	125,959	75,599	117,411
Cost of revenue:
Product	10,654	16,161	8,934	13,754
Services	11,222	16,961	11,911	19,304
Total cost of revenue	21,876	33,122	20,845	33,058
Total gross profit	49,237	92,837	54,754	84,353
Operating expenses:
Research and development	12,302	17,772	12,680	22,352
Sales and marketing	56,391	70,269	45,765	94,316
General and administrative	21,078	22,874	16,371	23,081
Total operating expenses	89,771	110,915	74,816	139,749
Loss from operations	(40,534)	(18,078)	(20,062)	(55,396)
Interest expense and other, net	(3,182)	(3,233)	(2,278)	(2,426)
Change in fair value of warrant liabilities	303	(8,249)	(7,553)	379
Gain on warrant exercise	—	2,628	10	—
Loss before income taxes	(43,413)	(26,932)	(29,883)	(57,443)
Income tax provision	575	328	282	517
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(30,165)	$(57,960)
Net loss per share attributable to common stockholders, basic and diluted	$(0.45)	$(3.31)	$(3.94)	$(5.23)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	4,878,657	8,243,704	7,653,730	11,078,024
Pro forma net loss per share attributable to common stock holders, basic and diluted (unaudited)		$(0.39)		$(1.00)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		51,332,680		60,621,403
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	23,166,861	$213,080	4,011,576	$4	$—	$(247,373)	$(247,369)
Stock-based compensation	—	—	—	—	5,122	—	5,122
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	1,326,647	1	414	—	415
Vesting of early exercised stock options	—	—	177,763	1	354	—	355
Net proceeds from issuance of Series F redeemable convertible preferred stock	6,485,927	29,807	—	—	—	—	—
Issuance of common stock warrants to Series F preferred stockholders	—	(606)	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	(41,780)	—	—	41,780	—	41,780
Net loss and comprehensive loss	—	—	—	—	—	(43,988)	(43,988)
Balance as of December 31, 2014	29,652,788	200,501	5,515,986	6	47,670	(291,361)	(243,685)
Stock-based compensation	—	—	—	—	8,712	—	8,712
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	4,338,636	4	8,345	—	8,349
Vesting of early exercised stock options	—	—	279,697	—	1,082	—	1,082
Net proceeds from issuance of Series G redeemable convertible preferred stock	6,352,019	73,798	—	—	—	—	—
Exercise of warrants on preferred stock	596,100	5,614	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(27,260)	(27,260)
Balance as of December 31, 2015	36,600,907	279,913	10,134,319	10	65,809	(318,621)	(252,802)
Stock-based compensation (unaudited)	—	—	—	—	12,862	—	12,862
Issuance of common stock upon vesting of RSUs (unaudited)	—	—	425,806	—	—	—	—
Issuance of common stock upon exercise of stock options, net of unvested portion (unaudited)	—	—	787,784	1	906	—	907
Vesting of early exercised stock options (unaudited)	—	—	218,696	1	811	—	812
Net proceeds from issuance of Series G redeemable convertible preferred stock (unaudited)	337,069	3,941	—	—	—	—	—
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(57,960)	(57,960)
Balance as of September 30, 2016 (unaudited)	36,937,976	$283,854	11,566,605	$12	$80,388	$(376,581)	$(296,181)
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(Unaudited)
Cash flows from operating activities
Net loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	5,122	8,712	5,786	12,862
Depreciation	1,341	1,788	1,230	2,298
Amortization of discount on debt	574	651	479	554
Change in fair value of warrant liabilities	(303)	8,249	7,553	(379)
Allowance for doubtful accounts	346	(346)	(326)	—
Gain on warrant exercise	—	(2,628)	(10)	—
Issuance of redeemable convertible preferred stock warrants	1,141	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(8,001)	(6,533)	(12,120)	(2,562)
Inventory	(116)	(55)	219	125
Deferred cost of revenue	(563)	2,492	(147)	(96)
Prepaid expenses and other current assets	(640)	(1,017)	(240)	(4,420)
Other assets	(72)	(212)	(138)	(1,723)
Accounts payable	136	29	(369)	(1,630)
Accrued compensation	7,606	819	(1,274)	4,725
Accrued expenses	2,304	2,201	527	1,855
Customer deposits	2,370	(712)	(379)	(709)
Deferred revenue	25,415	17,003	18,958	10,085
Severance pay, net	64	23	48	151
Other liabilities	(576)	193	(392)	6,429
Net cash (used in) provided by operating activities	(7,840)	3,397	(10,760)	(30,395)
Cash flows from investing activities
Purchases of property and equipment	(1,718)	(2,757)	(1,878)	(19,959)
Purchases of short-term investments	—	—	—	(23,983)
Proceeds from maturities and sales of short-term investments	—	—	—	23,979
Change in restricted cash	(277)	(3,308)	(370)	(199)
Net cash used in investing activities	(1,995)	(6,065)	(2,248)	(20,162)
Cash flows from financing activities
Proceeds from draw on revolving credit facility	7,500	—	—	—
Repayment of revolving credit facility	(7,500)	—	—	—
Repayments of notes payable	(410)	(172)	(172)	—
Net proceeds from issuance of redeemable convertible preferred stock	29,807	75,340	(5)	2,399

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Proceeds from issuance of redeemable convertible preferred stock upon exercise of warrants	—	90	90	—
Proceeds from exercise of stock options	1,257	11,784	11,634	907
Repurchase of unvested common stock	—	(149)	(149)	—
Net cash provided by financing activities	30,654	86,893	11,398	3,306
Net change in cash and cash equivalents for period	20,819	84,225	(1,610)	(47,251)
Cash and cash equivalents at beginning of period	21,802	42,621	42,621	126,846
Cash and cash equivalents at end of period	$42,621	$126,846	$41,011	$79,595
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$495	$310	$149	$768
Cash paid for interest	$1,985	$2,011	$1,510	$1,513
Noncash disclosure of investing and financing activities:
Adjustment of redeemable convertible preferred stock to redemption value	$(41,780)	$—	$—	$—
Change in liability for early exercise of stock options, net of vested portion	$486	$(2,203)	$(2,449)	$812
Issuance of common stock warrants	$606	$—	$—	$—
Costs related to issuance of redeemable convertible preferred stock in accrued expenses	$—	$1,542	$—	$—
Leasehold improvements paid by lessor	$216	$238	$238	$338
Purchases of property and equipment recorded in accounts payable and accrued expenses	$2	$107	$63	$1,037
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies
Company and Background
ForeScout Technologies, Inc. and its wholly owned subsidiaries (collectively, the “Company”) was incorporated in the State of Delaware and commenced operations in April 2000. The Company provides an agentless approach to network security to protect organizations against the emerging threats that exploit billions of Internet of Things (“IoT”) devices connected to organization’s networks. The Company offers its solution across three products: (i) ForeScout CounterACT®, (ii) ForeScout CounterACT Enterprise Manager and (iii) ForeScout Extended Modules. The Company’s CounterACT product provides visibility and policy-based mitigation of security issues. The Company’s CounterACT Enterprise Manager is a centralized security management solution for global control of all CounterACT products. The Company’s Extended Modules expand CounterACT’s see and control capabilities by sharing contextual device data with third-party systems and by automating policy enforcement across those disparate systems.
The Company sells its products and services to end-customers through distributors and resellers, who are supported by the Company’s sales and marketing organization, and to a lesser extent directly to end-customers.
Basis of Presentation
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the results of ForeScout Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis of judgments made about carrying values of assets and liabilities, which are not readily apparent from other sources. The areas where management has made estimates requiring judgment include, but are not limited to, the allocation of revenue in multiple element arrangements, sales return reserve, accruals, stock-based compensation including the fair value of common stock, redeemable convertible preferred stock warrant liabilities, and provision for income taxes including related reserves. Actual results could differ materially from those estimates.
Unaudited Interim Financial Information
 The accompanying interim consolidated balance sheet as of September 30, 2016, the consolidated statements of operations and comprehensive loss, and cash flows for the nine months ended September 30, 2015 and 2016, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2016, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements as of December 31, 2015 and include all adjustments, which consisted of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2016 and its results of operations and cash flows for the nine months ended September 30, 2015 and 2016. The results for the nine months ended September 30, 2016 are not necessarily indicative of the results expected for the full fiscal year.
Unaudited Pro Forma Consolidated Balance Sheet
 Upon the consummation of the initial public offering (“IPO”) contemplated by the Company, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $50 million with a public offering price of at least $10.00 per share for Series A, B, C, D, D-1, E, E-1, E-2, and F, and $14.83 per share for Series G. The September 30, 2016 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 49,579,054 shares of common stock and assuming the conversion of redeemable convertible preferred stock warrants outstanding into common stock warrants.
Segment information

The chief operating decision maker (“CODM”) is the Chief Executive Officer who reviews financial information presented on a consolidated basis. The Company has one business activity and there are no segment managers who are held accountable by the CODM for operations, operating results and planning for levels or components below the consolidated level. The Company operates in one segment.
Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, severance pay deposits, and restricted cash. The Company maintains all of its cash and cash equivalents in interest-bearing bank accounts and money market accounts. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and exposed to minimal credit risk. Deposits held with banks generally exceed the amount of insurance provided on such deposits.
Accounts receivable are primarily derived from the Company’s customers, including distributors and resellers representing various geographical locations. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, and, if necessary, an allowance for doubtful accounts is maintained for estimated potential credit losses. As of December 31, 2014, December 31, 2015, and September 30, 2016, one customer represented 27% of gross accounts receivable, one customer represented 38% of gross accounts receivable, and four customers represented 21%, 16%, 11%, and 11% of gross accounts receivable, respectively. For the year ended December 31, 2014, one customer represented 13% of the Company’s total revenue. For the year ended December 31, 2015, three customers represented 14%, 11%, and 10% of the Company’s total revenue. For the nine months ended September 30, 2015, one customer represented 13% of the Company’s total revenue. For the nine months ended September 30, 2016, three customers represented 26%, 13%, and 13% of the Company’s total revenue.
The Company purchases its hardware appliances from one contract manufacturer that assembles all of its products.
Comprehensive Loss
Comprehensive loss is presented on the consolidated statements of operations and comprehensive loss. The Company has no items qualifying as other comprehensive loss and, therefore, comprehensive loss equals net loss for all periods presented.
Foreign Currency
The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are remeasured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are remeasured using historical exchange rates. Revenue and expenses have been remeasured using the average exchange rates in effect during each period. Foreign currency remeasurement gains and losses are recorded in interest expense and other, net. The Company recognized net foreign currency losses of $379,000 and $424,000 for the years ended December 31, 2014 and 2015, respectively. The net foreign currency losses were $239,000 and $610,000, respectively, for the nine months ended September 30, 2015 and 2016.
Cash and Cash Equivalents
The Company considers all highly liquid investments held at financial institutions with original maturities of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.
Restricted Cash
As of December 31, 2014, December 31, 2015, and September 30, 2016, the Company had restricted cash of $0, $200,000, and $201,000 recorded as prepaid expenses and other current assets, respectively, and $714,000, $3.8 million, and $4.0 million recorded as non-current restricted cash, respectively. Restricted cash primarily consists of letters of credit issued as security deposits required for facility leases.
Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The Company assesses its trade accounts receivable for doubtful accounts based on the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, to determine whether a specific allowance is appropriate. Accounts receivable that are deemed uncollectible are charged against the allowance for doubtful accounts. Based on management’s assessment of its trade accounts receivable, the Company recorded an allowance for doubtful accounts of $346,000, $0, and $0 as of December 31, 2014, December 31, 2015, and September 30, 2016, respectively.
Inventory
Inventory primarily consists of finished goods hardware appliances and is stated at the lower of cost or market determined using the specific identification method. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated realizable value. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. The Company incurred no inventory write-downs for the years ended December 31, 2014 and 2015, and for the nine months ended September 30, 2015 and 2016.
Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Demonstration units are not resold after use and are depreciated over the estimated useful life of three years or less. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the remaining lease term.
Impairment of Long-Lived Assets
Management reviews long-lived assets for events and changes in circumstances that may indicate that carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or circumstances occur, recoverability of these assets is measured by a comparison of the carrying value to the future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized would equal the amount by which the carrying value of the asset exceeds its fair market value. To date, the Company has not recorded any impairment to its long-lived assets.
Product Warranty
The Company provides a standard 90 day warranty on its hardware and software products. The Company also offers its customers post-contract support (“PCS”), which includes a warranty of between one to five-years on hardware. The Company will also provide its customers software releases or updates during the PCS term. The Company accrues for estimated standard warranty costs for those customers that do not purchase PCS at the time of product shipment. These potential warranty claims are accrued as a component of product cost of revenue based on historical experience and other data, which is reviewed periodically for adequacy. Warranty costs associated with PCS are expensed as incurred. To date, the Company has not incurred nor accrued any significant costs associated with product warranty.
Contract Manufacturer Liabilities
Manufacturing, repair, and supply chain management operations are outsourced to a third party contract manufacturer. These costs are a significant portion of product cost of revenue. Although the Company is contractually obligated to purchase manufactured products, the Company generally does not own the manufactured products as product title transfers from the contract manufacturer to the Company and immediately to the customer upon shipment. The contract manufacturer assembles the Company’s products using design specifications, quality assurance programs, and standards that the Company establishes. Components are procured and assembled based on the Company’s demand forecasts. These forecasts represent management’s best estimates of future demand for the products based upon historical trends and analysis from sales and operations functions as adjusted for overall market conditions. The Company accrues for costs for contractual manufacturing commitments significantly in excess of its forecasted demand, including costs incurred for excess components or for the carrying costs incurred by the contract manufacturer. To date, the Company has not accrued any significant contract manufacturer liabilities.
Redeemable Convertible Preferred and Common Stock Warrant Liabilities
Freestanding warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at their estimated fair value because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The redeemable convertible preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value. At the end of each reporting period, changes in the estimated fair value of the redeemable convertible preferred stock warrants are recorded in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability associated with the redeemable convertible preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the redeemable convertible preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for redeemable convertible preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.
The Company issued common stock warrants in connection with the execution of certain debt and equity financings. Certain common stock warrants are accounted for as derivative liabilities at fair value. Changes in fair value of derivative liabilities are recorded in the consolidated statement of operations and comprehensive loss. The fair value of these common stock warrants were estimated by using a probability-weighted scenario analysis, which involved estimating the expected range of IPO share prices, the warrant value at each price level, the expected time to IPO, and the probability of each price level, to calculate the present value of the probability-weighted expected future warrant value at IPO. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants was determined using the Black-Scholes option-pricing model.
Severance Pay Deposits and Accrued Severance Pay Liability
The Company records a severance pay asset and liability on its consolidated balance sheets related to its employees located in Israel. Under Israeli law and labor agreements, the Company is required to make severance and pension payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.
Liabilities for severance pay are calculated pursuant to Israeli severance pay law using the most recent monthly salary for the employees, multiplied by the number of years of employment, and are included in accrued severance pay liability in the Company’s balance sheets. The Company’s liability at each respective balance sheet date for its Israeli employees is fully accrued in the accompanying consolidated financial statements. The severance liability is funded through monthly deposits to the employee’s pension and management insurance carriers. The fair value of this deposit is recorded in severance pay deposits in the Company’s consolidated balance sheets.
Redeemable Convertible Preferred Stock
The Company historically adjusted the balance of its redeemable convertible preferred stock to the greater of fair value or the original issue price as of the end of each reporting period. On August 25, 2014, the redemption feature was removed from all classes of redeemable convertible preferred stock and the Company ceased adjusting the balance.
Revenue Recognition
The Company derives its revenue from sales of products and associated services. The Company’s CounterACT and Enterprise Manager products are sold as hardware appliances embedded with the Company’s software, or Physical Appliances, or as software only, or Virtual Appliances. The Company’s portfolio of Extended Modules are sold as software add-ons to the CounterACT Physical or Virtual Appliance. All of the Company’s products are sold with a perpetual license. The Company’s services revenue consist of support and maintenance fees and professional service fees.
The Company recognizes revenue when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. The Company relies upon binding sales agreements and/or purchase orders to provide evidence of an arrangement.

•	Delivery has Occurred. The Company uses shipping documents and/or electronic transmissions to evidence delivery of products.

•	The Fee is Fixed or Determinable. The Company determines whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. The Company evaluates collectability based on credit analysis and payment history.
Payments from the Company’s distributors and resellers are not contingent on the distributors’ and resellers’ success in sales to end-customers. The Company’s distributors and resellers do not stock hardware appliances and have no stock rotation rights.
Most of the Company’s sales, other than renewals of support and maintenance, are multiple element arrangements with a combination of Physical Appliances, Virtual Appliances, Extended Modules, support and maintenance, and professional services. For multiple element arrangements, the arrangement consideration is allocated to software deliverables as a group and non-software deliverables as a second group based on a relative selling price hierarchy. The relative selling price hierarchy is based on: (i) vendor-specific objective evidence of fair value (“VSOE”) if available, (ii) third-party evidence of selling price (“TPE”) if VSOE is not available, or (iii) best estimate of the selling price (“BESP”) if neither VSOE nor TPE is available.
Physical Appliances revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Software revenue is recognized at the time of delivery if VSOE is established for all undelivered related services. If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the remaining related support and maintenance service period. Services revenue from support and maintenance is generally recognized ratably over the contractual service period, which is typically one to three years, but can be up to five years. Professional services revenue is generally recognized as the services are rendered.
For Physical Appliances, VSOE and TPE cannot be established, and the Company uses BESP to determine the price at which a transaction would take place if the product was sold on a stand-alone basis. For Physical Appliances related services, the Company uses either VSOE, or BESP when VSOE and TPE cannot be established. In determining the BESP for a product or service, the Company considers historical data including, but not limited to, product family, pricing practices, standalone sales, the nature and size of the customer, contractually stated prices, and geographical region. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.
In multiple-element arrangements that include software, revenue is allocated to each separate unit of accounting for the non-software deliverables, as well as the software deliverables as a group, using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable separately using the residual method based on the fair value of each of the undelivered deliverables, using VSOE. Prior to January 1, 2016, the Company had not established VSOE for any of the elements in the Company’s multiple-element arrangements. As of January 1, 2016, the Company determined that it had sufficient history to establish VSOE for professional services, and software related support and maintenance for Virtual Appliances. The Company determined VSOE based on its normal pricing and discounting practices for the specific service when sold separately.
Revenue is reported net of sales taxes. Sales commissions and other incremental costs to acquire contracts are expensed to sales and marketing expense as incurred.
Deferred Revenue and Deferred Cost of Revenue
After receipt of a customer order, any amounts billed in excess of revenue recognized are recorded as deferred revenue. Deferred revenue consists of amounts that have been invoiced but that have not been recognized as revenue. Deferred revenue that is expected to be recognized within the succeeding 12 month period is recorded as current deferred revenue and the remaining amount is recorded as non-current deferred revenue.
Deferred cost of revenue include direct and incremental costs related to product sales provided for contracts under which revenue has been deferred as the earnings process has not been completed. Deferred cost of revenue that is expected to be realized within the succeeding 12 month period is recorded as current deferred cost of revenue and the remaining amount is recorded as non-current other assets.
Customer Deposits

As of December 31, 2014, December 31, 2015, and September 30, 2016, the Company had customer deposits of $2.5 million, $1.8 million, and $1.1 million, respectively. Customer deposits represents amounts received from customers in advance for future orders of goods or services.
Software Development Costs
Software development costs are not capitalized as the software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all software development costs are expensed as incurred and included in research and development expense in the accompanying consolidated statements of operations and comprehensive loss.
Advertising Costs
Advertising costs include costs incurred on print, broadcast, and online advertising. Advertising costs are expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss. The Company recognized advertising expenses of $280,000 and $7,000 for the years ended December 31, 2014 and 2015, respectively. The Company recognized advertising expenses of $0 and $143,000 for the nine months ended September 30, 2015 and 2016, respectively.
Stock-Based Compensation
Stock-based compensation for employees is measured based on the grant date fair value of the award and is expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for stock-based compensation to non-employees using the fair value approach. Stock option awards to non-employees are subject to remeasurement at each reporting period over their vesting terms. The fair value of option awards is determined on the date of grant using the Black-Scholes option pricing model. In applying the Black-Scholes option pricing model, the Company’s determination of the fair value of the option award on the grant date is affected by the Company’s estimated fair value of the underlying common stock, as well as assumptions relating to subjective variables. These variables include the expected term of the award, the expected volatility of the common stock price, the risk-free interest rate, and the expected dividend yield of common stock.
The fair value of restricted stock units (“RSUs”) is determined on the date of grant using the Company’s estimated fair value of the underlying common stock.
For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. The Company estimates future forfeitures at the date of the grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
For stock-based awards that vest subject to the occurrence of an IPO or change in control event, defined as the consummation of a merger or consolidation, or a dissolution, liquidation or winding up of the Company, compensation costs are expected to be recognized on the date the performance milestone is achieved.
Income Taxes
Deferred income taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the Company’s financial statement carrying amounts and their respective tax bases, and operating loss and tax credit carryforwards. Valuation allowances are provided when the expected realization of tax assets does not meet a more-likely-than-not criterion. Due to the Company’s lack of earnings history, the U.S. net deferred tax assets have been fully offset by a valuation allowance.
The Company recognizes tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood to be realized upon settlement.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense in the accompanying consolidated statements of operations and comprehensive loss, when and if incurred.
Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the new standard, customer acquisition costs must be capitalized and amortized in accordance with the revenue recognized. The standard also requires significantly expanded disclosures about revenue recognition. The FASB subsequently delayed the effective date of the standard by one year and as a result, the standard is now effective, for public companies, for annual and interim periods beginning after December 31, 2017 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and providing certain additional disclosures as defined per the guidance. Early adoption as of the original effective date is permitted. The Company is currently evaluating adoption methods, timing of adoption and whether this standard will have a material impact on its consolidated financial statements.
In August 2014, the FASB issued ASU No. 2014-15 (Subtopic 205-40), Disclosures of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard provides guidance on how and when reporting entities must disclose going-concern uncertainties in their financial statements. The guidance is effective for the Company in the year ending December 31, 2016. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.
In July 2015, the FASB issued ASU No. 2015-11 (Topic 330), Simplifying the Measurement of Inventory. The guidance simplifies the measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The standard is effective for annual and interim periods within those fiscal years, beginning after December 15, 2016, and should be applied prospectively. Early adoption is permitted. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases. The new guidance requires lessees to recognize right-of-use assets and lease liabilities for those leases classified as operating leases under previous GAAP. The standard is effective for annual and interim periods within those fiscal years, beginning after December 15, 2018, and will be applied on a modified retrospective basis, with the option to elect certain practical expedients. Early adoption is permitted. The Company is currently evaluating the timing and impact of the adoption of this standard on its consolidated financial statements.
In March 2016, the FASB issued ASU No. 2016-09 (Topic 718), Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for stock-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for annual and interim periods within those fiscal years, beginning after December 15, 2016. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.
Note 2. Fair Value Measurements
Financial assets and liabilities are recorded at fair value on the consolidated balance sheets and are categorized based upon the level of judgment associated with inputs used to measure their fair value.
Fair value reflects the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, the Company considers the principal or most advantageous market and also market-based risk.
The accounting guidance for fair value measurements requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The accounting guidance also establishes a fair value hierarchy based on the independence of the source and objective evidence of the inputs used. There are three fair value hierarchies based upon the level of inputs that are significant to fair value measurement:

•	Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs that reflect quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3—Inputs that are generally unobservable and are supported by little or no market activity, and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

There have been no transfers between fair value measurement levels during the periods presented. The following table presents the fair value of the Company’s financial assets and liabilities according to the fair value hierarchy (in thousands):

	December 31, 2014		December 31, 2015		September 30, 2016
	Level 1	Level 3	Level 1	Level 3	Level 1	Level 3
Financial Assets					(Unaudited)
Cash and cash equivalents:
Cash	$40,870	$—	$15,933	$—	$10,175	$—
Money market accounts	1,751	—	110,913	—	69,420	—
Total cash and cash equivalents	42,621	—	126,846	—	79,595	—
Restricted cash	714	—	4,022	—	4,222	—
Total financial assets	$43,335	$—	$130,868	$—	$83,817	$—

Financial Liabilities
Warrant liabilities	$—	$5,882	$—	$5,978	$—	$5,599
The Company’s Level 3 financial liabilities consist of warrant liabilities on redeemable convertible preferred stock and common stock. The inputs used in estimating the fair value of the warrant liabilities is described in Note 7. Preferred and Common Stock Warrants. The following table presents the activity for the warrant liabilities (in thousands):

Level 3
Balance as of December 31, 2013	$4,438
Change in fair value of warrant liabilities	(303)
Issuance of redeemable convertible preferred stock warrants	1,141
Issuance of common stock warrants	606
Balance as of December 31, 2014	5,882
Change in fair value of warrant liabilities	8,249
Derecognition of warrant liability upon exercise	(8,153)
Balance as of December 31, 2015	5,978
Change in fair value of warrant liabilities (unaudited)	(379)
Balance as of September 30, 2016 (unaudited)	$5,599
Note 3. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,		September 30,
	2014	2015	2016
			(Unaudited)
Leasehold improvements	$1,528	$2,308	$17,810
Computer, equipment and software	2,727	3,566	6,709
Furniture and fixtures	973	1,154	3,452
Demonstration units	772	1,102	1,661
Total property and equipment	6,000	8,130	29,632
Less: accumulated depreciation	(2,489)	(3,307)	(5,430)
Total property and equipment, net	$3,511	$4,823	$24,202
Depreciation expense related to property and equipment for the years ended December 31, 2014 and 2015 was approximately $1.3 million and $1.8 million, respectively. Depreciation expense related to property and equipment for the nine months ended September 30, 2015 and 2016 was approximately $1.2 million and $2.3 million, respectively.
Note 4. Commitments and Contingencies
Leases
The Company leases office space under various non-cancelable operating leases, which expire through the year ending October 31, 2026.
The facility lease agreements include rent holidays and generally provide for rental payments on a graduated basis. The agreements also generally provide for options to renew, which could increase future minimum lease payments if exercised. Lease renewals are not included in the lease term unless the renewals are reasonably assured at lease inception. Rent expense is recognized on a straight-line basis over the lease term. The Company records the difference between cash rent payments and the recognition of rent expense as deferred rent in the consolidated balance sheets.
In October 2015, the Company entered into an 11 year lease agreement for corporate office space in San Jose, California. This lease allows for one five-year option to extend the lease term. This option to extend was not assumed in the determination of the lease term as the extension is not reasonably assured at the inception of the lease. This lease contains an incentive for tenant improvements, in addition to a one year rent holiday and escalating rent payments. Consistent with the Company’s other operating leases, rent expense begins on the date legal right to use and control the leased space occurs. As of September 30, 2016, approximately $14.5 million has been incurred related to the build-out of the Company’s new headquarters and included in leasehold improvements. This lease contains an incentive for tenant improvements of up to $4.8 million, of which $4.7 million was approved as of September 30, 2016 and recognized as a reduction of rent expense on a straight-line basis over the term of the lease.
As of December 31, 2015, the future minimum lease payments by fiscal year under non-cancelable leases are as follows (in thousands):

Years Ending December 31,	Operating Leases
2016	$2,158
2017	4,669
2018	4,761
2019	4,281
2020	3,255
2021 and thereafter	21,070
Total	$40,194

Rent expense was approximately $1.4 million and $2.4 million for the years ended December 31, 2014 and 2015, respectively. Rent expense was approximately $1.3 million and $3.9 million for the nine months ended September 30, 2015 and 2016, respectively.
Litigation
The Company is a party to various legal proceedings and claims which arise in the ordinary course of business. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is possible and a range of the loss can be reasonably estimated, the range of the possible loss is disclosed.
During the year ended December 31, 2015, an agreement with one of the Company’s technology partners was canceled. Following that termination, during the nine months ended September 30, 2016, a dispute arose between that partner and the Company. To settle the dispute with the partner, the Company entered into a settlement agreement and made a one-time cash payment of $1.3 million to the partner.
Indemnification
The Company enters into indemnification provisions in its standard sales contracts with its customers in which it agrees to defend its channel partners and end customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and the responsibility to pay judgments entered on such claims. To date, there have been no claims under such indemnification provisions.
Note 5. Debt Agreements
In October 2012, the Company entered into a loan and security agreement with two financial institutions (“Loan and Security Agreement”), which provided for borrowings of up to $8.0 million upon the satisfaction of performance milestones related to its booking plan. Of the $8.0 million under the Loan and Security Agreement, up to $2.0 million is convertible into the Company’s next equity round of redeemable convertible preferred stock at a conversion price of $3.00 per share, resulting in the Company recording a beneficial conversion feature. In December 2013, a financial institution exercised its right to convert $2.0 million of outstanding principal into Series E-1 redeemable convertible preferred stock. The Company issued the financial institution 666,667 shares of Series E-1 redeemable convertible preferred stock. After the conversion, the payment schedule for the remaining principal balance of $5.8 million was revised to require only interest payments, with the entire principal balance payable upon maturity. Additionally, the maturity date was extended to December 2016. On the maturity date, the Company is required to pay, in addition to the outstanding principal, an amount equal to 4% of the original principal amount (“Final Payment Fee”).
In December 2013, the Company amended the Loan and Security Agreement to increase the maximum amount of credit available for borrowing under the revolving line of credit to 80% of qualified accounts receivable up to $12.0 million subject to the Company maintaining a quick ratio of 1.5. In connection with this amendment, the Company incurred a revolving facility fee of $90,000 and revised all outstanding success fees payable to the financial institution contingent upon a change in control to also include an IPO event. The Company also entered into a new loan and security agreement with the same financial institutions to borrow $14.0 million, which carries a maturity date of December 2016. The amounts carry a nominal interest rate of 10% and an effective interest rate of 14%. The agreement requires only interest payments, with the entire principal amount of $14.0 million due upon maturity. Additionally, the Company issued the financial institutions a total of 465,899 warrants to purchase common stock with an exercise price of $3.31 per warrant. The common stock warrants expire on the tenth anniversary after the issuance date of December 2013.
The amortization expense related to the total discount of the Company’s debt for the years ended December 31, 2014 and 2015 was $574,000 and $651,000, respectively, and $479,000 and $554,000 for the nine months ended September 30, 2015 and 2016, respectively. The remaining unamortized discount related to the total discount of the Company’s debt was $1.3 million, $681,000, and $130,000 as of December 31, 2014, December 31, 2015, and September 30, 2016, respectively.
As of December 31, 2014, December 31, 2015, and September 30, 2016, there was no outstanding balance under the revolving line of credit.
The interest rate assessed for each of the Company’s notes may be increased by an additional 5% in the event of a default. No such instances of default have occurred to-date. As of September 30, 2016, the aggregate principal amount of $20.1 million outstanding under the Company’s term debt agreements is due in December 2016.
The following table presents the carrying value of the Company’s notes payable (in thousands):

	December 31,		September 30,
	2014	2015	2016
			(Unaudited)
Principal amount of notes payable	$20,302	$20,130	$20,130
Unamortized debt discount	(1,332)	(681)	(130)
Net carrying amount of notes payable	18,970	19,449	20,000
Less current portion	(171)	(19,449)	(20,000)
Non-current portion of notes payable	$18,799	$—	$—
The agreement provides certain financial-related covenants, among others, relating to delivery of audited financial statements to the lenders. The Company was in compliance with respect to all financial-related covenants under the Loan and Security Agreement as of December 31, 2014, December 31, 2015, and September 30, 2016.
Note 6. Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock consists of the following as of December 31, 2015 (in thousands, except share amounts):

	December 31, 2015
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Original Issuance	Carrying Value
Series A Preferred	29,485	29,485	$1,327	$1,327	$5,777
Series B Preferred	126,678	126,678	12,288	12,288	32,693
Series C Preferred	94,275	94,275	9,899	9,899	24,539
Series D and D-1 Preferred	15,075,561	15,075,561	16,063	16,063	70,904
Series E Preferred	7,254,782	7,254,782	8,102	8,102	34,306
Series E-1 Preferred	1,500,000	666,667	2,000	2,000	3,524
Series E-2 Preferred	1,000,000	515,513	1,933	1,933	5,171
Series F Preferred	6,500,000	6,485,927	30,000	30,000	29,201
Series G Preferred	11,376,085	6,352,019	75,379	75,379	73,798
Total	42,956,866	36,600,907	$156,991	$156,991	$279,913
Significant terms of Series A, B, C, D, D-1, E, E-1, E-2, F, and G redeemable convertible preferred stock are as follows:
Redemption Rights
The Company’s redeemable convertible preferred stock had redemption rights and as a result has been presented outside of permanent equity. The Certificate of Incorporation in effect at the time provided that at any time after October 19, 2010, upon a vote of at least 80% of the then outstanding redeemable convertible preferred stock, preferred stockholders could redeem their shares at the higher of the original issuance price or the fair value. Accordingly, up until August 2014, the Company adjusted the carrying value of redeemable convertible preferred stock to fair value as of the end of each reporting period.
On August 25, 2014, the Company amended and restated its Certificate of Incorporation. In connection with this amendment, the holders of preferred stock no longer had voluntary rights to redeem shares. The shares of redeemable convertible preferred stock continue to be presented outside of permanent equity as a liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event that is outside of the Company’s control. Since the redeemable convertible preferred stock is no longer mandatorily redeemable and has a low probability of redemption, these shares are no longer adjusted to the higher of the original issuance price or the fair value, effective August 25, 2014.
The fair values of redeemable convertible preferred stock were estimated using an Option Pricing Model (“OPM”). The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. The Black-Scholes closed form option pricing model is employed in this analysis. The inputs to the model include the probability of IPO, the expected term that the redeemable convertible preferred stock may be outstanding, expected price volatility, risk-free interest rate, and expected dividend yield. The expected term is an estimate of the time to a liquidity event. The expected volatility is based on the historical stock volatilities of the Company’s peer group for a period commensurate with the expected term of the redeemable convertible preferred stock. The risk-free interest rate used is based on the yield available on U.S. Treasury zero-coupon issues with a maturity equivalent with that of the term of the redeemable convertible preferred stock.
Voting Rights
The holders are entitled to one vote for each share of common stock into which the share may be converted. The holders of the redeemable convertible preferred stock and common stock vote together and not as separate classes.
Dividends
The holders are entitled to non-cumulative dividends at a rate of 8% if declared by the Board of Directors, prior and in preference to common stock. No dividends have been declared to date.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, if the available funds are sufficient to permit full payment, all assets available for distribution among the holders of redeemable convertible preferred stock will be distributed to each holder of shares of Series A, B, C, D, D-1, E, E-1, E-2, F, and G. Holders of shares of Series A, B, C, D, D-1, E, E-1, E-2, and F are entitled to receive an amount equal to the original issue price per share of $45.00, $97.00, $105.00, $1.0655, $1.0655, $1.1168, $3.00, $3.75, and $4.6254, respectively, plus all declared and unpaid dividends, if any. In the event that a distribution to the holders of shares of Series F would result in an aggregate amount which would exceed two and a half times its original issue price (“Threshold Amount”), then the distribution for each Series F share shall be the greater of: (i) the Threshold Amount, or (ii) the amount that would have been paid in respect of such Series F shares had all the shares been converted into common stock immediately prior to such distribution. Holders of shares of Series G are entitled to receive the greater of an amount equal to the original issue price per share of $11.867, plus all declared and unpaid dividends, if any, and such amount per share as would have been payable had all Series G shares been converted into common stock. Any remaining available funds are distributed to holders of Series A, B, C, D, D-1, E, E-1, E-2, F, and common stock on a pro-rata basis.
If the available funds are insufficient to permit full payment of each Series’ original issue price, the available funds will be allocated in the following order: 1) Series G, 2) Series F, 3) Series D, E, E-1, and E-2, 4) Series D-1, 5) Series B and C, and 6) Series A. Funds will be distributed within each tranche based on the number of shares of redeemable convertible preferred stock outstanding therein, on a pro-rata basis.
Conversion
Shares of redeemable convertible preferred stock are convertible, at any time, at the option of the holder, into shares of common stock at a conversion price determined under the provisions contained in the Company’s Certificate of Incorporation. Shares of Series A, B, C, D, D-1, E, E-1, E-2, and F redeemable convertible preferred stock automatically convert to shares of common stock just prior to the closing of an IPO provided the aggregate proceeds from an IPO exceed $50.0 million combined with a public per share offering price of at least $10.00 per share, adjusted for any recapitalization event. Shares of Series G redeemable convertible preferred stock automatically convert to shares of common stock just prior to the closing of an IPO provided the aggregate proceeds from an IPO exceed $50.0 million combined with a public offering price of at least $14.83 per share, adjusted for any recapitalization event. As of September 30, 2016, the conversion ratio was approximately 42:1 for Series A, approximately 52.7:1 for Series B and C, and 1:1 for D, D-1, E, E-1, E-2, F, and G.

Election of Directors
The holders of Series B redeemable convertible preferred stock are entitled to elect two members of the Board of Directors. The holders of Series D redeemable convertible preferred stock are entitled to elect one member of the Board of Directors. The holders of common stock are entitled to elect one member of the Board of Directors. Redeemable convertible preferred stockholders together with common stockholders, voting as a single class, are entitled to elect any additional members of the Board of Directors.
Note 7. Preferred and Common Stock Warrants
Redeemable Convertible Preferred Stock Warrants
The following redeemable convertible preferred stock warrants are outstanding as of December 31, 2015:

	Issuance Date	Exercisable Date	Expiration Date	Shares	Exercise Price Per Share
Series E-1 warrants	10/24/2012	10/24/2012	10/24/2019	585,724	$3.00
The fair values of Series E-1 redeemable convertible preferred stock warrants were estimated using an OPM. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. The Black-Scholes closed form option pricing model is employed in this analysis. The inputs to the model include the fair value of Series E-1 redeemable convertible preferred stock, the expected term that the warrants may be outstanding, expected price volatility, risk-free interest rate, and expected dividend yield. The expected term is an estimate of the time to a liquidity event. The expected volatility is based on the historical stock volatilities of the Company’s peer group for a period commensurate with the expected term of the warrant. The risk-free interest rate used is based on the yield available on U.S. Treasury zero-coupon issues with a maturity equivalent with that of the term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement. The following table summarizes the assumptions used to determine the fair value of the Company’s redeemable convertible preferred stock warrants:

	December 31,		September 30,
	2014	2015	2016
			(Unaudited)
Fair value of Series E-1 redeemable convertible preferred stock	$5.80	$12.16	$11.59
Risk-free interest rate	0.4%	0.5%	0.5%
Expected term	1.3	1.0	0.5
Expected volatility	80%	75%	60%
Dividend yield	—%	—%	—%
Common Stock Warrants
In September 2014, in connection with the issuance of the Series F redeemable convertible preferred stock, the Company issued warrants to the Series F redeemable convertible preferred stockholders to purchase common stock that vest only in the event the Company completes an IPO below a stated per share threshold of $8.50. The warrants expire at the earlier of a deemed winding up or the one year anniversary of the IPO, and have an exercise price of $0.001 per share.
The fair value of these common stock warrants were estimated by using a probability-weighted scenario analysis, which involved estimating the expected range of IPO share prices, the warrant value at each price level, the expected time to IPO, and the probability of each price level, to calculate the present value of the probability-weighted expected future warrant value at IPO. As of December 31, 2015, and September 30, 2016, the fair value of these common stock warrants was $0.

Note 8. Common Stock Reserved for Issuance
As of December 31, 2015, common stock reserved, on an as-if converted basis for issuance are as follows:

Shares
Reserved for future issuance under equity award plans	1,666,455
Common stock options outstanding	16,703,178
Restricted stock units outstanding	2,139,048
Common stock warrants outstanding	466,049
Redeemable convertible preferred stock warrants outstanding	585,724
Redeemable convertible preferred stock	49,241,986
Total common stock reserved for issuance	70,802,440
Note 9. Equity Award Plans
2000 Stock Option and Incentive Plan
The 2000 Stock Option and Incentive Plan (“the Plan”) allows for the issuance of stock options and RSUs to employees, non-employees and directors. The Plan provides for incentive stock options to be granted to employees at an exercise price at least equal to 100% of the fair value at the grant date as determined by the Company’s Board of Directors. If a stock-based award is issued to an executive officer that owns more than 10% of the Company’s outstanding common stock, the exercise price will be 110% of the fair market value. The Plan also provides for nonqualified stock options to be issued to employees, non-employees and directors. Options granted generally have a maximum term of 10 years from grant date, allow for early exercise unless otherwise designated by the Board of Directors at the time of grant, and vest over a four-year period. The Company had early exercises of approximately $1.2 million, $3.4 million, and $2.6 million as at December 31, 2014, December 31, 2015, and September 30, 2016, respectively. Including early exercises, the Company has 6,135,591, 11,082,618, and 12,296,208 shares of legally outstanding common stock as at December 31, 2014, December 31, 2015, and September 30, 2016, respectively.

Stock Option Activity
The following table summarizes option activity under the Plan and related information (in thousands, except share, per share and contractual life amounts):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—December 31, 2014	143,697	12,058,902	$2.16	7.2	$22,555
Additional shares authorized	13,253,109	—	—
Options granted	(12,244,369)	12,244,369	$4.85
Restricted stock units granted	(2,139,048)	—	—
Options forfeited	2,617,690	(2,617,690)	$3.53
Repurchased	35,376	—	—
Options exercised	—	(4,982,403)	$2.37
Balance—December 31, 2015	1,666,455	16,703,178	$3.86	8.4	$93,575
Additional shares authorized (unaudited)	4,060,000	—	—
Options granted (unaudited)	(3,985,538)	3,985,538	$8.47
Restricted stock units granted (unaudited)	(365,000)	—	—
Options forfeited (unaudited)	1,094,842	(1,092,601)	$4.84
Options exercised (unaudited)	—	(790,025)	$1.17
Balance—September 30, 2016 (unaudited)	2,470,759	18,806,090	$4.89	8.2	$91,944
Options vested and expected to vest—December 31, 2015		15,835,565	$3.82	8.4	$89,253
Options vested and exercisable—December 31, 2015		4,284,315	$2.19	6.7	$31,126
Options vested and expected to vest—September 30, 2016 (unaudited)		18,025,352	$4.84	6.9	$89,119
Options vested and exercisable—September 30, 2016 (unaudited)		6,698,763	$3.11	7.7	$44,700
The weighted-average fair value per share for all options granted was $1.94 and $2.91 for the years ended December 31, 2014 and December 31, 2015, respectively. The weighted-average fair value per share for all options granted was $2.76 and $4.04 for the nine months ended September 30, 2015 and September 30, 2016, respectively. The aggregate intrinsic value of employee options exercised was $6.5 million and $10.0 million for the years ended December 31, 2014 and December 31, 2015, respectively. The aggregate intrinsic value of employee options exercised was $8.9 million and $5.5 million for the nine months ended September 30, 2015 and September 30, 2016, respectively. The aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of the outstanding options.
At December 31, 2015, total unrecognized compensation cost related to unvested options was $32.3 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 3.2 years. As of September 30, 2016, total unrecognized compensation cost related to unvested options was $36.3 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 2.9 years.

Restricted Stock Unit (“RSU”) Activity
The following table summarizes RSU activity under the Plan and related information (in thousands, except share, per share and contractual life amounts):

	RSUs Outstanding
	Number of Shares	Weighted- Average Grant Date Fair Value Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—December 31, 2014	—	—	—	$—
RSUs granted	2,139,048	$4.53
Balance—December 31, 2015	2,139,048	$4.53	2.7	$20,235
RSUs granted (unaudited)	365,000	$8.95
RSUs vested (unaudited)	(425,806)	$4.20
Balance—September 30, 2016 (unaudited)	2,078,242	$5.37	1.4	$20,235
RSUs vested and expected to vest—December 31, 2015	1,998,000	$4.50	2.5	$18,901
RSUs vested and expected to vest—September 30, 2016 (unaudited)	2,008,766	$5.48	1.4	$19,646
At December 31, 2015, total unrecognized compensation cost related to unvested RSUs was $5.4 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 3.2 years. As of September 30, 2016, total unrecognized compensation cost related to unvested RSUs was $4.2 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 2.4 years.
Stock-Based Compensation
Stock-based compensation expense for both employees and non-employees included in the accompanying consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(Unaudited)
Cost of revenue:
Product	$5	$16	$11	$16
Services	125	391	214	809
Research and development	441	1,101	663	1,645
Sales and marketing	1,075	2,245	1,194	6,469
General and administrative	3,476	4,959	3,704	3,923
Total	$5,122	$8,712	$5,786	$12,862
As of December 31, 2015, the Company had a total of 857,755 options outstanding to employees and non-employees that will only vest upon an IPO or change in control. The options outstanding had exercise prices of $0.15 to $0.74. As of December 31, 2015, the Company had a total of 435,827 restricted stock units outstanding with a performance condition dependent upon an IPO or a change in control. As of December 31, 2015, the Company had not recorded any expense related to these stock options and restricted stock units, as the conditions under which they vest had not yet become probable. If the Company concluded that an IPO or change in control was probable as of December 31, 2015, the Company would have recorded expense of approximately $3.0 million.

As of September 30, 2016, the Company had a total of 588,321 options outstanding to employees and non-employees that will only vest upon an IPO or change in control. The options outstanding had exercise prices of $0.22 to $0.74. As of September 30, 2016, the Company has a total of 2,078,242 restricted stock units outstanding with a performance condition dependent upon an IPO or a change in control. Of these shares, 1,277,415 restricted stock units were originally granted with service-based vesting terms. During the nine months ended September 30, 2016, the vesting terms of these restricted stock units were modified to include a performance condition dependent upon an IPO or a change in control. Given the nature of the stock modification, probable to improbable, expense continued to be recorded based on the original vesting terms. During the nine months ended September 30, 2016, the Company recorded $1.0 million of stock-based compensation expense related to this stock award. For all other performance-based stock options and restricted stock units, the Company had not recorded any expense to date, as the conditions under which they vest have not yet become probable. If the Company concluded that an IPO or change in control was probable as of December 31, 2015 and September 30, 2016, the Company would have recorded stock-based compensation expense of approximately $2.1 million and $2.4 million, respectively.
Determining the Fair Value of Stock Options
The fair value of stock option awards is estimated using the Black-Scholes option-pricing model. The key assumptions within the model are described as follows:
Fair Value of Common Stock
Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of its common stock. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.
Risk-Free Interest Rate
The risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option on the date of grant.
Expected Term
The expected term represents the period that stock-based awards are expected to be outstanding. The expected term is calculated using the simplified method for stock options issued at-the-money. For stock options that have been issued out-of-the-money, the expected term was determined by calculating the midpoint of the simplified method and the contractual life of the option of 10 years, as neither historical experience nor other relevant data was available to estimate the future exercise behavior of out-of-the money stock options. The Company uses the remaining contractual life as the expected term for non-employee awards.
Volatility
The expected volatility is based on the average historic price volatility for the Company’s publicly traded industry peers based on daily price observations over a period equivalent to the expected term of stock-based awards. The historical volatility data of a peer group is used as there is insufficient trading history for the Company’s common stock.
Dividend Yield
The Company has never paid dividends and at present, does not expect to pay dividends in the foreseeable future.
The assumptions used to determine the grant date fair value of employee stock options for the periods presented are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
(Unaudited)
Fair value of common stock	$3.50 – $4.20	$4.16 – $9.46	$4.16 – $8.71	$7.89– $9.78
Risk-free interest rate	1.8% – 2.1%	0.0% – 2.0%	0.0% – 2.0%	1.2% – 1.6%
Expected term (in years)	6.1	0.1 – 6.2	0.1 – 6.2	6.0 – 8.1
Volatility	52% – 54%	24% – 50%	24% – 50%	47% – 51%
Dividend yield	—%	—%	—%	—%
In addition, forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.
During the year ended December 31, 2014, the Company entered into separation agreements with two employees which resulted in the acceleration of the vesting for stock options. As a result of the modification, the Company recorded stock-based compensation expense of $2.2 million to general and administrative expense, and $139,000 within sales and marketing expense. During the nine months ended September 30, 2016, the Company entered into separation agreements with three employees which resulted in the acceleration of the vesting for stock options. As a result of the modification, the Company recorded stock-based compensation expense of $2.3 million to sales and marketing expense. No stock modifications occurred during the year ended December 31, 2015.
Note 10. Income Taxes
The components of loss before provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2014	2015
Domestic	$(45,171)	$(28,697)
Foreign	1,758	1,765
Total	$(43,413)	$(26,932)
The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2014	2015
Current
Federal	$62	$(30)
State	27	61
Foreign	393	289
Total current	482	320

Deferred
Federal	—	—
State	—	—
Foreign	93	8
Total deferred	$93	$8

Total	$575	$328

 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax effects of net operating loss and credit carryforwards. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2014	2015
Deferred tax assets:
Federal and state net operating losses	$34,428	$36,207
Research/other credits	663	591
Non-deductible and accrued expenses	3,919	2,700
Deferred revenue	9,090	7,647
Property and equipment	119	—
Stock options	49	1,360
Other	73	555
Gross deferred tax assets	48,341	49,060
Valuation allowance	(48,268)	(48,922)
Net deferred tax assets	73	138

Deferred tax liabilities:
Fixed assets	—	(73)
Net deferred tax liabilities	—	(73)

Total	$73	$65
 Reconciliation of the statutory federal income tax to the Company’s effective tax (in thousands):

	Year Ended December 31,
	2014	2015
Tax at federal statutory rate	$(14,760)	$(9,131)
State, net of federal benefit	18	51
Stock options	1,454	1,600
Non-deductible warrant expenses	(95)	2,809
Change in valuation allowance	13,532	5,016
Other	426	(17)
	$575	$328
For the nine months ended September 30, 2015 and 2016, the Company recorded a tax provision of $282,000 and $517,000, respectively, representing effective tax rate of (0.9)% and (0.9)% for the nine months ended September 30, 2015 and 2016, respectively. The Company’s effective tax rates for these periods were negative as the Company has maintained a valuation allowance on the U.S. losses. The key components of the income tax provision primarily consist of foreign income taxes, income tax reserves, and U.S. state minimum taxes.
A valuation allowance has been provided to reduce the deferred tax asset to an amount management believes is more likely than not to be realized. The valuation allowance increased by $15.9 million and $654,000 for the years ended December 31, 2014 and 2015, respectively.
As of December 31, 2015, the Company had net operating loss carryforwards for federal income tax purposes of approximately $107.3 million, which begin to expire in 2021 if not utilized. The Company also has California net operating loss carryforwards of approximately $21.5 million which begin to expire in 2016 if not utilized. The Company also has other state net operating loss carryforwards of approximately $27.9 million which begin to expire in 2016 if not utilized. The amount of federal net operating loss carryforwards as of December 31, 2015 for which a benefit will be recorded in additional paid-in capital when realized is approximately $5.2 million. The amount of state net operating loss carryforwards as of December 31, 2015 for which a benefit will be recorded in additional paid-in capital when realized is approximately $516,000. The Company has immaterial federal and California research and development tax credits as its principal research and development facilities are located offshore. The Company has an immaterial amount of foreign tax credits.
Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss before utilization. The Company performed an ownership change analysis from inception to the balance sheet date of December 31, 2015 and $2.8 million of net operating loss was written off due to the limitation.
The Company provides U.S. income taxes on the earnings of foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the United States. As of December 31, 2015, U.S. income taxes were not provided for on the cumulative total of $480,000 of undistributed earnings from its foreign subsidiaries. Any earnings if distributed by the foreign subsidiary would not result in any liability since they would be offset by net operating losses.
Uncertain Tax Positions
For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the implementation of these provisions, the Company did not recognize any adjustments to retained earnings for uncertain tax positions.
A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2014	2015
Unrecognized tax benefits at the beginning of the period	$255	$1,299
Additions for tax positions taken in prior years	—	147
Additions for tax positions taken in current year	1,044	91
Reductions for tax positions taken in prior years	—	(1,283)
Unrecognized tax benefits at the end of the period	$1,299	$254
It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2014 and 2015, the Company did not recognize any significant accrued interest and penalties related to uncertain tax positions.
The Company does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months.
Due to the Company’s historical loss position, federal and state returns for all tax years from inception through December 31, 2015 remain open. Foreign returns for the last three to four years are generally open depending on specific rules in each respective foreign jurisdiction.
Note 11. Net Loss Per Share
Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of redeemable convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. The holders of the Company’s redeemable convertible preferred stock are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders.
Basic net loss per share is computed by dividing net loss attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive.
The following table presents the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Net loss	$(43,988)	$(27,260)	$(30,165)	$(57,960)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(30,165)	$(57,960)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	4,878,657	8,243,704	7,653,730	11,078,024
Net loss per share attributable to common stockholders, basic and diluted	$(0.45)	$(3.31)	$(3.94)	$(5.23)
The following securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because their inclusion would reduce the net loss per share.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Options to purchase common stock	12,058,902	16,703,178	15,966,412	18,806,090
Unvested early exercised common shares	470,134	948,297	1,014,457	729,601
Unvested restricted stock units	—	2,139,048	2,039,048	2,078,242
Warrants to purchase common stock	466,049	466,049	466,049	466,049
Redeemable convertible preferred stock	42,293,872	49,241,986	42,374,454	49,579,054
Warrants to purchase redeemable convertible preferred stock	1,489,655	585,724	1,409,068	585,724
Unaudited Pro Forma Net Loss Per Share
The unaudited pro forma basic and diluted net income per share attributable to common stockholders has been computed to give effect to the assumed automatic conversion of the redeemable convertible preferred stock into shares of common stock using the if converted method upon the completion of a qualifying IPO as though the conversion had occurred as of the beginning of the period, or original date of issuance if later.
The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the periods indicated (in thousands, except share and per share amounts):

	Year Ended December 31,	Nine Months Ended September 30,
	2015	2016
	(unaudited)
Net loss used to compute pro forma net loss per share:
Net loss	$(27,260)	$(57,960)
Less: Stock-based compensation for stock awards with performance condition dependent upon an IPO	(901)	(1,995)
Add: Change in fair value of warrant liabilities	8,249	(379)
Pro forma net loss attributable to common stockholders, basic and diluted	$(19,912)	$(60,334)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	8,243,704	11,078,024
Add: Weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	43,088,976	49,543,379
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	51,332,680	60,621,403
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.39)	$(1.00)
Note 12. Employee Benefit Plans
Israeli labor laws and agreements require the Company’s Israeli subsidiary to make severance payments to retired or dismissed Israeli employees, as well as to employees leaving employment under certain other circumstances. The Company’s severance obligations to employees are measured based upon length of service and latest monthly salary amount. The Company has recorded a non-current liability of $1.7 million, $1.7 million, and $2.0 million as of December 31, 2014, December 31, 2015, and September 30, 2016, respectively, for the estimated amount of accrued severance benefits. The deposits are held with a severance pay fund in order to fund the obligation, which totaled $1.5 million, $1.5 million, and $1.7 million as of December 31, 2014, December 31, 2015, and September 30, 2016 respectively, and are recorded as a non-current asset in the accompanying consolidated balance sheets.
A 401(k) tax-deferred savings plan (the “401(k) Plan”) was established that covers substantially all of the Company’s U.S. employees. The 401(k) plan permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan. The Company provided for a match of 50% of the first 6% of an eligible employee’s compensation contributed, up to a maximum matching dollar amount of $2,000 for a year. Matching contributions under the 401(k) Plan are 100% vested when made. Pre-tax 401(k) and post-tax Roth 401(k) contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions are not taxable to the employees until distributed from the 401(k) Plan, and post-tax contributions are not exempt from taxes at the time of contribution but the earnings accumulated are tax-free and are not taxable upon distribution. All contributions are deductible by the Company when made. The Company’s contributions to the 401(k) Plan were $0 and $520,000 for the years ended December 31, 2014 and 2015, respectively, and $410,000 and $847,000 for the nine months ended September 30, 2015 and September 30, 2016, respectively.
Note 13. Segment Information
The Company’s business is conducted globally. The Company’s chief operating decision maker is the Chief Executive Officer who reviews financial information presented on a consolidated basis accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. There is one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels, components, or types of products or services below the consolidated unit level. Accordingly, there is a single reportable segment and operating unit structure.
Revenue by geographic area is attributed based on the billing address of the customer and is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(Unaudited)
Revenue:
Americas
United States	$51,950	$99,519	$56,633	$92,486
Other Americas	2,283	3,865	2,578	3,421
Total Americas	54,233	103,384	59,211	95,907
Europe, Middle East, and Africa (“EMEA”)	10,274	15,023	10,887	13,820
Asia Pacific and Japan (“APJ”)	6,606	7,552	5,501	7,684
Total revenue	$71,113	$125,959	$75,599	$117,411
Long-lived assets, net by geographic area are attributed based on legal entity structure and are as follows (in thousands):

	December 31,		September 30,
	2014	2015	2016
			(Unaudited)
Long-lived assets, net:
United States	$2,101	$2,477	$21,130
Israel	1,146	2,100	2,712
Other	264	246	360
Total long-lived assets, net	$3,511	$4,823	$24,202
Note 14. Subsequent Events
For the consolidated financial statements as of December 31, 2014 and 2015, and for each of the two years in the period ended December 31, 2015, the Company has evaluated all events occurring through March 30, 2016, the date the consolidated financial statements were available for issuance.
In January 2016, the Company sold an additional 337,069 shares of its Series G redeemable convertible preferred stock at a purchase price of $11.867 per share, for an aggregate purchase price of approximately $4.0 million.
In February 2016, the Former EVP of Worldwide Sales and Support (“Former EVP”) and the Company’s Board of Directors mutually agreed to cancel the Former EVP’s employment agreement. The Company recorded $500,000 in charges relating to a non-compete agreement, and $2.1 million of compensation expense for accelerated options to purchase common stock.
Note 15. Subsequent Events (unaudited)
The Company has evaluated subsequent events through December 2, 2016, the date the unaudited interim consolidated financial statements were available for issuance.
On December 1, 2016, the entire loan balance of $20.1 million comprising of $19.8 million in principal balance and $320,000 for the Final Payment Fee, provided under the Loan and Security Agreement, was paid in full and the maximum amount of credit available for borrowing under the revolving line of credit up to $12.0 million was terminated as scheduled.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
Estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered under this registration statement are as follows:

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
	$	*
______________
* To be completed by amendment.
Item 14. Indemnification of Directors and Officers.
On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors or officers. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we must indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, officer, employee, or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.
We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.
We have purchased and intend to maintain insurance on behalf of each and any person who is or was one of our directors or officers against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.
See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.
Since October 31, 2013, the Registrant has sold the following unregistered securities:
Warrants
In December 2013, the Registrant issued warrants to purchase 465,899 shares of its common stock to three accredited investors at an exercise price of $3.31 per share.
In September 2014, the Registrant issued warrants to purchase               shares of its common stock, based on the assumed initial public offering price of $     which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, to 24 accredited investors at an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $8.50 per share, then these warrants will terminate at the closing of this offering and shall not be exercisable for any shares of the Registrant’s common stock).
Sales of Convertible Preferred Stock
In September 2014 and October 2014, the Registrant sold an aggregate of 6,485,927 shares of Series F redeemable convertible preferred stock to 24 accredited investors for an aggregate purchase price of approximately $30 million.
In November 2015 and January 2016, the Registrant sold an aggregate of 6,689,008 shares of Series G redeemable convertible preferred stock to 14 accredited investors for an aggregate purchase price of approximately $79 million.
Option and Common Stock Issuances
The Registrant granted to certain of its executive officers, directors, and employees an aggregate of 4,055,048 restricted stock units to be settled in shares of its common stock under its 2000 Plan.
The Registrant granted to certain of its executive officers, directors, employees, consultants, and other service providers options to purchase an aggregate of 22,961,420 shares of common stock under its 2000 Plan at exercise prices ranging from $3.31 to $9.78 per share.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of (i) Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) as transactions not involving a public offering, (ii) Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule, or (iii) Regulation S promulgated under the Securities Act as transactions made outside of the United States. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.
Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits.
See the Exhibit Index immediately following the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b) Financial Statement Schedules.
All financial statement schedules not listed in the Index to Consolidated Financial Statements are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on , 2017.

FORESCOUT TECHNOLOGIES, INC.

By:
Michael DeCesare
Chief Executive Officer and President
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael DeCesare, Christopher Harms, and Darren J. Milliken and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy, and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer, President & Director (Principal Executive Officer)	, 2017
MICHAEL DECESARE
	Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	, 2017
CHRISTOPHER HARMS
	Co-Founder and Chairman of the Board of Directors	, 2017
HEZY YESHURUN
	Vice Chairman of the Board of Directors	, 2017
DAVID G. DEWALT
	Director	, 2017
RICHARD ANTON
	Director	, 2017
JAMES BEER
	Director	, 2017
T. KENT ELLIOTT
	Director	, 2017
THERESIA GOUW
	Director	, 2017
MARK JENSEN
	Director	, 2017
RAMI KALISH
	Director	, 2017
ENRIQUE SALEM

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3.3*	Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4.1*	Specimen common stock certificate of the Registrant.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.
10.2	Summary of 2015 Bonus Plan.
10.3+*	2017 Equity Incentive Plan and forms of agreements thereunder.
10.4+*	2017 Employee Stock Purchase Plan.
10.5+*	2000 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder.
10.6	Lease Agreement, by and between the Registrant and CF Tasman SV LLC, dated as of October 16, 2015.
10.7	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank, dated October 24, 2012.
10.8	Warrant to Purchase Stock issued by the Registrant to Gold Hill Capital 2008, LP, dated October 24, 2012.
10.9	Warrant to Purchase Stock issued by the Registrant to Silicon Valley Bank, dated December 27, 2013.
10.10	Warrant to Purchase Stock issued by the Registrant to Westriver Mezzanine Loans, LLC, dated December 27, 2013.
10.11	Warrant to Purchase Stock issued by the Registrant to Gold Hill Capital 2008, LP, dated December 27, 2013.
10.12	Form of Warrant to Purchase Common Stock issued by the Registrant to the holders of the Registrant’s Series F Preferred Stock.
10.13	Custom Products Agreement between the Registrant and Arrow Electronics, Inc., dated March 7, 2007, as amended.
10.14+*	Confirmatory Offer Letter between the Registrant and Michael DeCesare.
10.15+*	Confirmatory Offer Letter between the Registrant and Pedro Abreu.
10.18+*	Confirmatory Offer Letter between the Registrant and Christopher Harms.
10.19+*	Confirmatory Offer Letter between the Registrant and Darren J. Milliken.
10.20+*	Confirmatory Director Offer Letter between the Registrant and Hezy Yeshurun.
10.21+*	Confirmatory Director Offer Letter between the Registrant and David DeWalt.
10.22+*	Confirmatory Director Offer Letter between the Registrant and James Beer.
10.23	Amended and Restated Investors’ Rights Agreement, dated November 25, 2015, by and among the Registrant and certain of its stockholders.
21.1*	List of subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney (see page II-4 of this registration statement on Form S‑1).
______________

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan.